12027348

Pier 1 imports®

2012 Annual Report

Annual Meeting of Shareholders
June 26, 2012



Pier 1 Imports

is the place to discover unique and special home furnishings and gifts from around the world.

Our authentic and distinctive merchandise
reflects the diverse cultures of the many countries we explore. We offer a broad assortment of items and styles, with something for everyone – useful, decorative and the purely whimsical. We help our customers reflect their personal style.

Our stores are a treat for the senses.
Fragrant candles, the colors and patterns of dinnerware, textured carvings and woven textiles all combine to create an eclectic environment.

Our image is quirky, and our logo is iconic.
We offer a special shopping experience, whether in store or online. We display our wares so that each visit is a treasure hunt where customers can find long-time favorites as well as something new. It's the thrill of the bazaar. The expected and the unexpected.

Our associates bring our brand to life.
We value their creativity, talent and dedication.

In short, there is only one authentic global importer that brings the world home for our customers – the ever-original, ever-evolving
Pier 1 Imports.

Fellow Shareholders:

Fiscal 2012 was another outstanding year for our well-respected and admired Company, marked by a number of milestones and successes, highlighted by strong financial results – achieving increases in both total and comparable store sales gains, gross profit, and operating income – and enhanced value to our shareholders through the repurchase of approximately 8% of our common stock.

You will recall that in early fiscal 2012, we announced a three-year growth plan designed to enhance sales, further improve profitability and increase shareholder value. That plan included sales goals of $200 per retail square foot, operating margins of at least 10%, and our online business contributing at least 10% of revenues. The three-year growth plan also provided for an investment of $200 million in capital initiatives and a $100 million initial share repurchase program.

We are very pleased with the fiscal 2012 accomplishments, most notably achieving an operating margin of 10.1% in the first year of our three-year plan. Strategic and operating highlights during the year also included the initial phase of improving our store merchandise fixtures and lighting, the opening of 15 new Pier 1 Imports stores, upgrading our technology and systems to support long-term growth opportunities, and initiating the development of our e-Commerce platform preparing us for a new phase of growth.

The successful launching last June of our e-Commerce initiative, Pier 1 To-Go, has been a great success contributing positively to comparable store sales in fiscal 2012 and generating average ticket and units per transaction above Company averages. Our creative and technical teams have done an outstanding job in bringing the "treasure hunt" store experience to the Pier 1 Imports site. We also have established strong relationships to support the next phase of our growth in e-Commerce – the launch of Pier 1 To-You in late July – and look forward to launching the initial rollout of our new point-of-sale system later this fall. Continuing improvements to our planning and allocation systems are enabling us to better manage our merchandise assortments more efficiently, leading to increased sales and reduced markdowns. And, we recently entered into a long-term agreement with Alliance Data Systems, a leader and innovator in loyalty and marketing solutions, to manage our Pier 1 Imports Rewards Card.

The achievements in fiscal 2012 were the result of hard work, talent and dedication throughout the entire organization. We've entered fiscal 2013 in a strong position, but we're not standing still or getting overconfident. We know that to continue to take market share in the highly competitive landscape in which we operate, our merchandise assortments, our stores and our website must be clearly differentiated in the minds and hearts of our customers.

In moving forward, our teams will be focusing on the implementation of a new three-year growth plan which we announced in April 2012. The new plan is designed to drive profitable top and bottom-line growth, expand market share and increase shareholder value as Pier 1 Imports evolves into a full multi-channel retailer. This new plan includes five key objectives: building a best-in-class e-Commerce platform; further improving our store portfolio through refurbishments, remodels, new openings and strategic relocations; strengthening our infrastructure; investing $200 million in capital over the next three years; and returning value to you, our shareholders. We've also elevated our three-year financial expectations – specifically increasing our goal for sales per retail square foot from $200 to $225 and increasing our goal for operating margin from 10% to 12%. We believe our online opportunity is significant for our unique and proprietary merchandise and we anticipate that our online sales should contribute at least 10% of total revenues by fiscal year 2016. We have also expanded our efforts to drive shareholder value and based on the strength of our balance sheet and cash position, our Board of Directors declared a new quarterly cash dividend in April 2012.

We're enthusiastic about the continuing progress of the Company and excited about the opportunities we see for continued growth. We believe we have a proven business model, a high performing team and a commitment to flawless execution. We fully expect that fiscal 2013 will be another year of important milestones and accomplishments. We thank and appreciate all our associates who work hard and smart to make Pier 1 Imports a better place for our customers to shop. We are grateful for the sustained support of our shareholders, and we value the contributions of and relationships with our business partners, vendors and agents.

2012 is truly an eventful year for our Company. Pier 1 Imports is celebrating its 50th year in business and its 40th year on the New York Stock Exchange. We have come a long way since the first store opened in 1962 and all of us look forward to many successful years in the future that lie ahead. As you know, our overarching goal is to be the favorite home furnishings and gift store for our customers, associates, investors and vendors, and central to that goal is to be an authentic global importer and leader that brings the world to our customers and their communities. We know you concur with that goal, and again, we thank you for your role and help in making Pier 1 Imports such a unique organization.

Sincerely,

Alexander W. Smith
President and Chief Executive Officer

Michael R. Ferrari
Chairman of the Board

Form 10-K

Form 10-K

Pier 1 imports®

2012 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **February 25, 2012.**

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File No. **001-07832**

PIER 1 IMPORTS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**75-1729843** (I.R.S. Employer Identification No.)
100 Pier 1 Place Fort Worth, Texas (Address of principal executive offices)	**76102** (Zip Code)

Company's telephone number, including area code: **(817) 252-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer X	Accelerated filer __
Non-accelerated filer __ (Do not check if a smaller reporting company)	Smaller reporting company __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, August 26, 2011, was approximately $1,131,266,000. The registrant has no non-voting common stock.

As of April 20, 2012, there were outstanding 109,601,864 shares of the registrant's common stock, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated herein by reference:

1) Registrant's Proxy Statement for the 2012 Annual Meeting in Part III hereof.

PIER 1 IMPORTS, INC.

FORM 10-K ANNUAL REPORT
Fiscal Year Ended February 25, 2012

TABLE OF CONTENTS

PART I

Item 1. Business.

(a) General Development of Business.

Pier 1 Imports, Inc. was incorporated as a Delaware corporation in 1986. Throughout this report, references to the "Company" include Pier 1 Imports, Inc. and its consolidated subsidiaries. References to "Pier 1 Imports" relate to the Company's retail locations operating under the name Pier 1 Imports®.

As of February 25, 2012, the Company had 1,052 stores in the United States and Canada. In fiscal 2012, the Company opened 15 new Pier 1 Imports stores and closed 9 stores. Subject to changes in the retail environment, availability of suitable store sites, and lease renewal negotiations, the Company plans to open approximately 20 new Pier 1 Imports stores and close 8 stores during fiscal 2013. During fiscal 2012, the Company also refurbished 125 stores with a new merchandise fixture package and lighting upgrades, completed major remodels at three locations, and added some new fixtures throughout all stores. The Company operates regional distribution center facilities in or near Baltimore, Maryland; Columbus, Ohio; Fort Worth, Texas; Ontario, California; Savannah, Georgia; and Tacoma, Washington.

The Company has an arrangement to supply Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns") with Pier 1 Imports merchandise to be sold primarily in a "store within a store" format in certain stores operated by Grupo Sanborns' subsidiaries, Sears Operadora de Mexico, S.A. de C.V. ("Sears Mexico") and Corporacion de Tiendas Internationales, S.A. de C.V. ("Sears El Salvador"). The agreements with Grupo Sanborns will expire January 1, 2017. The agreements are structured in a manner which substantially insulates the Company from currency fluctuations in the value of the Mexican peso. As of February 25, 2012, Pier 1 Imports merchandise was offered in 47 Sears Mexico stores and one Sears El Salvador store. Since Sears Mexico and Sears El Salvador operate these locations, the Company has no employees or real estate obligations in Mexico or El Salvador.

During the third quarter of fiscal 2012, the Company entered into a private-label credit card plan agreement ("Agreement") with a subsidiary of Alliance Data Systems Corporation ("ADS"). The transfer of ownership to ADS of the private-label credit accounts issued under the Company's existing private-label credit card program agreement was completed in the first quarter of fiscal 2013. The Agreement has an initial term of seven years that will automatically extend to a term of ten years if certain performance targets are achieved. The Agreement with ADS will provide an enhanced value proposition for the consumer and is expected to drive higher average ticket and transactions.

The Company continues to focus on enhancing its website, www.pier1.com, and its e-Commerce initiative. Pier 1 To-Go, which allows customers to order and reserve merchandise online for pick up and payment at any of the Company's stores, is fully operational. The Company's plan to have full e-Commerce functionality by allowing customers to purchase merchandise online, Pier 1 To-You, is progressing and is expected to launch during the summer of 2012.

(b) Financial Information about Industry Segments.

In fiscal 2012, the Company conducted business as one operating segment consisting of the retail sale of decorative home furnishings, gifts and related items.

Financial information with respect to the Company's business is found in the Company's Consolidated Financial Statements, which are set forth in Item 8 herein.

(c) Narrative Description of Business.

The specialty retail operations of the Company consist of retail stores operating under the name "Pier 1 Imports," which sell a wide variety of furniture, decorative home furnishings, dining and kitchen goods, candles, gifts and other specialty items for the home.

As of February 25, 2012, the Company operated 971 Pier 1 Imports stores in the United States and 81 Pier 1 Imports stores in Canada. During fiscal 2012, the Company supplied merchandise and licensed the Pier 1 Imports name to Grupo Sanborns, which sold Pier 1 Imports merchandise primarily in a "store within a store" format in 47 Sears Mexico stores and one store in El Salvador. Pier 1 Imports stores in the United States and Canada average approximately 9,900 gross square feet, which includes an average of approximately 7,900 square feet of retail selling space. The stores consist of freestanding units located near shopping centers or malls and in-line positions in major shopping centers. Pier 1 Imports operates in all major U.S. metropolitan areas and many of the primary smaller markets. Pier 1 Imports stores generally have their highest sales volumes during November and December as a result of the holiday selling season. In fiscal 2012, net sales of the Company totaled $1.5 billion.

Pier 1 Imports offers a unique selection of merchandise consisting of more than 6,000 items throughout the year imported from many countries around the world. While the broad categories of Pier 1 Imports' merchandise remain fairly constant, individual items within these merchandise categories change frequently in order to meet the changing demands and preferences of customers. The principal categories of merchandise include the following:

DECORATIVE ACCESSORIES – This merchandise group constitutes the broadest category of merchandise in Pier 1 Imports' sales mix and contributed 61% to Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2012, 61% in fiscal year 2011 and 60% in fiscal year 2010. These items are imported primarily from Asian and European countries, as well as some domestic sources. This merchandise group includes decorative accents, lamps, vases, dried and artificial flowers, baskets, ceramics, dinnerware, bath and fragrance products, candles, seasonal and gift items.

FURNITURE – This merchandise group consists of furniture and furniture cushions to be used in living, dining, office, kitchen and bedroom areas, sunrooms and on patios. Also included in this group are wall decorations and mirrors. This group constituted 39% of Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2012, 39% in fiscal year 2011 and 40% in fiscal year 2010. These goods are imported from a variety of countries such as Vietnam, Malaysia, Brazil, Thailand, China, the Philippines, India and Indonesia, and are also obtained from domestic sources. This merchandise group is generally made of metal or handcrafted natural materials, including rattan, pine, beech, rubberwood and selected hardwoods with either natural, stained, painted or upholstered finishes.

Pier 1 Imports merchandise largely consists of items that feature a significant degree of handcraftsmanship and are mostly imported directly from foreign suppliers. For the most part, the imported merchandise is handcrafted in cottage industries and small factories. Pier 1 Imports has enjoyed long-standing relationships with many vendors and agents and is not dependent on any particular supplier. The Company believes alternative sources of merchandise could be procured over a reasonable period of time, if necessary. In selecting the source of merchandise, Pier 1 Imports considers quality, dependability of delivery, and cost. During fiscal 2012, Pier 1 Imports sold merchandise imported from many different countries with approximately 57.5% of its sales derived from merchandise produced in China. The remainder of its merchandise is sourced from India, Vietnam, Indonesia, the United States and other countries around the world.

Imported and domestic merchandise is delivered to the Company's distribution centers, where merchandise is received, allocated and shipped to the various stores in each distribution center's region.

The Company owns a number of federally registered trademarks and service marks under which Pier 1 Imports stores conduct business. Additionally, the Company has registered and has applications pending for the registration of certain other Pier 1 Imports trademarks and service marks in the United States, Canada and other foreign countries. The Company believes that its marks have significant value and are important in its marketing efforts. The Company maintains a policy of pursuing registration of its marks and opposing any infringement of its marks.

The Company operates in the highly competitive specialty home retail business and competes primarily with specialty sections of large department stores, furniture and decorative home furnishings retailers, small specialty stores and mass merchandising discounters.

The Company allows customers to return merchandise within a reasonable time after the date of purchase without limitation as to reason. Most returns occur within 30 days of the date of purchase. The Company monitors the level of returns and maintains a reserve for future returns based on historical experience and other known factors.

On February 25, 2012, the Company employed approximately 19,700 associates in the United States and Canada, of which approximately 3,500 were full-time employees and 16,200 were part-time employees.

(d) Financial Information about Geographic Areas.

Information required by this Item is found in *Note 1 of the Notes to the Consolidated Financial Statements*.

(e) Available Information.

The Company makes available free of charge through its Internet website address (www.pier1.com) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Certain statements contained in Item 1, Item 1A, Item 7, Item 7A, Item 8 and elsewhere in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the SEC and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on management's assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments, and other relevant factors. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings and closings, financing of Company obligations from operations, success of its marketing, merchandising and store operations strategies, the development and implementation of its e-Commerce business, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions or natural disasters, volatility of fuel and utility costs, the actions taken by the United States and other countries to stimulate the economy, the general strength of the economy and levels of consumer spending, consumer confidence, suitable store sites and distribution center locations, the availability of a qualified labor force and management, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas, and the ability of the Company to source, ship and deliver items of acceptable quality to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this report which may also affect Company operations and performance. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

Executive Officers of the Company

ALEXANDER W. SMITH, age 59, joined the Company as President and Chief Executive Officer in February 2007. Prior to joining the Company, Mr. Smith served as group president of the TJX Companies, Inc., where he oversaw the operations and development of Home Goods, Marshalls, TJ Maxx, and a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and also ran their international operations.

CHARLES H. TURNER, age 55, was named Senior Executive Vice President of the Company in April 2012 and has served as Chief Financial Officer of the Company since August 1999. Mr. Turner has served the Company for twenty years in key executive capacities within the organization including Executive Vice President, Senior Vice President of Stores and Controller. Mr. Turner first became an officer of the Company in 1992 when he was named Principal Accounting Officer. Prior to joining the Company, he was Group Controller for JC Penney and a Senior Manager for KPMG Peat Marwick.

CATHERINE DAVID, age 48, joined the organization in August 2009 as Executive Vice President of Merchandising. Prior to her current role, Ms. David served as President and Chief Operating Officer of Kirkland's Inc. and Vice President and General Manager with Sears Essential, Sears Grand and The Great Indoors. Ms. David also previously served the Target Corporation for thirteen years in various positions including Vice President and General Manager of target.direct and various positions in the buying, planning and stores divisions.

GREGORY S. HUMENESKY, age 60, was named Executive Vice President of Human Resources of the Company in February 2005. Prior to his current position, he served in various human resource positions for other retailers, including ten years as Senior Vice President of Human Resources at Zale Corporation and twenty-one years in various positions of increasing importance at Macys.

SHARON M. LEITE, age 49, joined the organization in August 2007 as Executive Vice President of Stores. Prior to joining the Company, she spent eight years at Bath & Body Works, six years as Vice President of Store Operations and two years in other leadership roles. Before joining Bath & Body Works, Ms. Leite held various operations positions with several prominent retailers, including Gap, Inc., The Walt Disney Company, and Limited, Inc.

MICHAEL R. BENKEL, age 43, was named Executive Vice President of Planning and Allocations in April 2012. He joined the organization in September 2008 as Senior Vice President of Planning and Allocations. Prior to joining the Company, he spent eleven years at Williams-Sonoma Inc. in continuously advancing positions in the Pottery Barn Retail Stores division, including Vice President of Inventory Management, Director – Inventory Management, and as a home furnishings and furniture buyer.

MICHAEL A. CARTER, age 53, was named Senior Vice President, General Counsel and Secretary of the Company in December 2005. Mr. Carter has served within the organization for twenty-two years in various leadership capacities, including Vice President – Legal Affairs, and Corporate Counsel. Mr. Carter first became an officer of the Company in 1991 when he was named Assistant Secretary. Mr. Carter is a licensed attorney in the State of Texas. Prior to joining the Company, Mr. Carter practiced law with the Fort Worth, Texas law firm of Brackett and Ellis, LLP.

LAURA A. COFFEY, age 45, was named Senior Vice President of Business Development and Strategic Planning in January 2011. Ms. Coffey has served within the organization for fifteen years in various capacities, including most recently as Senior Vice President of Finance. Ms. Coffey first became an officer of the Company in 2005 and was named Principal Accounting Officer in 2008. Prior to joining the Company, she held various positions with Alcon Laboratories and KPMG, LLP.

DONALD L. KINNISON, age 54, was named Senior Vice President of Marketing and Visual Merchandising in March 2008. Mr. Kinnison has served within the organization for twenty-two years in various capacities, including Vice President of Visual Merchandising and Merchandise Support and Director, Visual Merchandising. Prior to joining the Company, Mr. Kinnison held various positions with May Company and Federated Department Stores.

The executive officers of the Company are elected by the Board of Directors and hold office until their successors are elected or appointed and qualified or until their earlier resignation or removal. None of the above executive officers has any family relationship with any other of such officers or with any director of the Company. None of such officers was selected pursuant to any arrangement or understanding between her or him and any other person, except for Mr. Smith, who pursuant to his employment agreement with the Company, serves as President and Chief Executive Officer.

Item 1A. Risk Factors.

Strategic Risks and Strategy Execution Risks

The Company must be able to anticipate, identify and respond to changing trends and customer preferences for home furnishings.

The success of the Company's specialty retail business depends largely upon its ability to predict trends in home furnishings consistently and to provide merchandise that satisfies consumer demand in a timely manner. Consumer preferences often change and may not be reasonably predicted. A majority of the Company's merchandise is manufactured, purchased and imported from countries around the world and may be ordered well in advance of the applicable selling season. Extended lead times may make it difficult to respond rapidly to changes in consumer demand, and as a result, the Company may be unable to react quickly and source needed merchandise. In addition, the Company's vendors may not have the ability to handle its increased demand for product. The seasonal nature of the business leads the Company to purchase, and requires it to carry, a significant amount of inventory prior to its peak selling season. As a result, the Company may be vulnerable to evolving home furnishing trends, changes in customer preferences, and pricing shifts, and may misjudge the timing and selection of merchandise purchases. The Company's failure to anticipate, predict and respond in a timely manner to changing home furnishing trends could lead to lower sales and additional discounts and markdowns in an effort to clear merchandise, which could have a negative impact on merchandise margins and, in turn, the results of operations.

Failure by the Company to identify and successfully implement strategic initiatives could have a negative impact on the Company.

The Company's long-term growth, strategic plans and capital allocation strategies are dependent on the Company's ability to identify and successfully implement those items. If these initiatives are not properly developed and successfully executed, the implementation of such initiatives may negatively impact the Company's business operations and financial results. While the Company believes these disruptions would be short-term, it is unknown whether the impact would be material.

The success of the business is dependent on factors affecting consumer spending that are not controllable by the Company.

Consumer spending, including spending for the home and home-related furnishings, are further dependent upon factors other than general economic conditions (both domestic and international), and include, among others, levels of employment, disposable consumer income, prevailing interest rates, consumer debt, costs of fuel, inflation, recession and fears of recession or actual recession periods, war and fears of war, pandemics, inclement weather, tax rates and rate increases, consumer confidence in future economic conditions and political conditions (including the possibility of a governmental shut down), and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for the Company's products and therefore lower sales and negatively impact the business and its financial results.

An overall decline in the health of the United States economy and its impact on consumer confidence and spending could negatively impact the Company's results of operations.

The recession experienced by the United States in recent years resulted in a significant decline in the market value of domestic and foreign companies, adversely affecting the savings and investments of United States consumers. The resulting deterioration in consumer confidence and spending during that recessionary period resulted in consumers sacrificing purchases of discretionary items, including the Company's merchandise, which negatively impacted the Company's financial results during those years. Such a recession could occur again and could have a similar, if not worse, impact on the Company's financial results.

Failure to control merchandise returns could negatively impact the business.

The Company has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, the Company may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, associate selling behavior, merchandise quality issues, changes to the Company's return policy, e-Commerce return behavior, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds the Company's current provisions could negatively impact the business and financial results.

A disruption in the operation of the domestic portion of the Company's supply chain could impact its ability to deliver merchandise to its stores and customers, which could impact its sales and results of operations.

The Company maintains regional distribution centers in Maryland, Ohio, Texas, California, Georgia and Washington. At these distribution centers, merchandise is received, allocated, and shipped to the Company's stores. Major catastrophic events such as natural disasters, fire or flooding, malfunction or disruption of the information systems, or shipping problems could result in distribution delays of merchandise to the Company's stores and customers. Such disruptions could have a negative impact on the Company's sales and results of operations.

The Company outsources certain business processes to third-party vendors and has certain business relationships that subject the Company to risks, including disruptions in business and increased costs.

The Company outsources some business processes to third parties including gift card tracking and authorization, credit card authorization and processing, store scheduling and time and attendance, insurance claims processing, U.S. customs filings and reporting, ocean freight processing, certain payroll processing and tax filings, and record keeping for retirement plans. In addition, the Company also has business relationships with third parties to provide essential services such as the extension of credit to its customers and maintenance of the Company's rewards program, and the Company is establishing many new vendor relationships to support its e-Commerce growth initiatives. The Company makes a diligent effort to ensure that all providers of these services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services or the Company's inability to arrange for alternative providers on favorable terms in a timely manner could have a negative effect on the Company's financial results.

Factors that may or may not be controllable by the Company may negatively affect the Company's financial results.

Increases in the Company's expenses that are beyond the Company's control including items such as increases in fuel and transportation costs, higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, labor disputes around the world, increases in insurance and healthcare, increases in postage and media costs, higher tax rates and changes in laws and regulations, including accounting standards, may negatively impact the Company's financial results.

Failure to successfully manage and execute the Company's marketing initiatives could have a negative impact on the business.

The success and growth of the Company is partially dependent on generating customer traffic in order to gain sales momentum in its stores and drive traffic to the Company's website. Successful marketing efforts require the ability to reach customers through their desired mode of communication utilizing various media outlets. Media placement decisions are generally made months in advance of the scheduled release date. The Company's inability to accurately predict its consumers' preferences, to utilize the desired mode of communication, or to ensure availability of advertised products may negatively impact the business and operating results.

Changes to estimates related to the Company's property and equipment, or financial results that are lower than its current estimates at certain store locations, may cause the Company to incur impairment charges on certain long-lived assets.

The Company makes certain estimates and projections with regards to individual store operations as well as overall Company performance in connection with its impairment analyses for long-lived assets in accordance with applicable accounting guidance. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from the Company's estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, the Company's financial results could be negatively affected.

Risks Related to Store Profitability

The Company's success depends, in part, on its ability to operate in desirable locations at reasonable rental rates and to close underperforming stores at or before the conclusion of their lease terms.

The profitability of the business is dependent on operating the current store base at a reasonable profit, opening and operating new stores at a reasonable profit, and identifying and closing underperforming stores. For a majority of the Company's current store base, a large portion of a store's operating expense is the cost associated with leasing the location. Management actively monitors individual store performance and attempts to negotiate rent reductions to ensure stores can remain profitable or have the ability to rebound to a profitable state. Current locations may not continue to be desirable as demographics change, and the Company may choose to close an underperforming store before its lease expires and incur lease termination costs associated with that closing. The Company cannot give assurance that opening new stores or an increase in closing underperforming stores will result in greater profits.

Failure to attract and retain an effective management team or changes in the costs or availability of a suitable workforce to manage and support the Company's stores and distribution facilities could negatively affect the business.

The Company's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within the Company, especially management, in the highly competitive retail environment may prove to be a challenge. The inability to recruit and retain such individuals could result in turnover in the home office, stores and the distribution facilities, which could have a negative effect on the business. Management will continue to assess the Company's compensation and benefit program in an effort to attract future qualified candidates and retain current experienced management team members. The focus of the Company's overall compensation program encourages management to take a balanced approach on maintaining the Company's profitability. The Company's compensation policies, principles, objectives and practices are not structured to promote inappropriate risk taking by employees; however, there are no assurances that employees will not engage in taking risks that could negatively impact the Company.

Occasionally the Company experiences union organizing activities in non-unionized distribution facilities. Similar activities could also occur in the stores. These types of activities may result in work slowdowns or stoppages and higher labor costs. Any increase in costs associated with labor organization at distribution facilities could result in higher costs to distribute inventory and could negatively impact merchandise margins.

The Company operates in a highly competitive retail environment with companies offering similar merchandise, and if customers are lost to the Company's competitors, sales could decline.

The Company operates in the highly competitive specialty retail business competing with specialty sections of large department stores, home furnishing stores, small specialty stores and mass merchandising discounters. Management believes that as it is competing for sales, it does so on the basis of pricing and quality of products, constantly changing merchandise assortment, visual presentation of its merchandise and customer service. The Company could also experience added short-term competition when other retailers are liquidating merchandise for various reasons. If the Company is unable to maintain a competitive position, it could experience negative pressure on retail prices and loss of customers, which in turn could result in reduced merchandise margins and operating results.

The Company's business is subject to seasonal variations, with a significant portion of its sales and earnings occurring during two months of the year.

Approximately 25% of the Company's sales generally occur during the November-December holiday selling season. Failure to predict consumer demand correctly during these months could result in lost sales or gross margin erosion if merchandise must be marked down significantly to clear inventory.

Failure to successfully manage the Company's e-Commerce operations could negatively affect the business.

The Company plans to have full e-Commerce functionality in the United States during fiscal 2013. Successful operation of the e-Commerce initiatives will be dependent on the Company's ability to maintain uninterrupted availability of the Company's website and supporting applications, adequate inventory levels, and timely fulfillment of customer orders. Failure to successfully manage this process may negatively impact sales, result in the loss of customers, and damage the Company's reputation.

The Company's business may be harmed by adverse weather conditions and natural disasters.

Extreme or undesirable weather can negatively affect customer traffic in retail stores as well as customer shopping behavior. Natural disasters such as earthquakes, weather phenomena, and events causing infrastructure failures could negatively affect any of the Company's retail locations, distribution centers, administrative facilities, ports, or locations of its suppliers domestically and in foreign countries.

Risks Associated with Dependence on Technology

The Company is heavily dependent on various kinds of technology in the operation of its business.

Failure of any critical software applications, technology infrastructure, telecommunications, data communications, data storage equipment, or networks could have a negative effect on the Company's ability to manage the merchandise supply chain, sell merchandise, accomplish payment functions, report financial data or manage labor and staffing. Although the Company maintains off-site data backups, a concentration of technology-related risk exists in the Company's headquarters located in Fort Worth, Texas.

Failure to protect the integrity and security of individually identifiable data of the Company's customers and employees could expose the Company to litigation and damage the Company's reputation.

The Company receives and maintains certain personal information about its customers and employees. The use of this information by the Company is regulated at the international, federal and state levels, and is subject to certain contractual restrictions in third party contracts. Although the Company has implemented processes to protect the integrity and security of personal information, there can be no assurance that this information will not be obtained by unauthorized persons or used inappropriately. If the security and information systems of the Company or of its business associates are compromised or its business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could negatively affect the Company's reputation, as well as operations and financial results, and could result in litigation against the Company or the imposition of penalties. As privacy and information security laws and regulations change, the Company may incur additional costs to ensure it remains in compliance.

Failure to successfully implement new information technology systems and enhance existing systems could negatively impact the business and its financial results.

As part of the Company's three-year growth plan, the Company is investing in new information technology systems and implementing modifications and upgrades to existing systems. These investments include replacing legacy systems, making changes to existing systems, and acquiring new systems and hardware with updated functionality. The Company is taking appropriate actions to ensure the successful implementation of these initiatives, including the testing of new systems and the transfer of existing data, with minimal disruptions to the business. However, there can be no assurance the Company has anticipated all potential risks and failure to successfully implement these initiatives could negatively impact the business and its financial results.

The expansion of the Company's e-Commerce business has inherent cybersecurity risks that may disrupt its business.

The Company's strategic plans to have full e-Commerce functionality in the United States may increase the Company's exposure to cybersecurity risks. A compromise of its security systems could result in a service disruption, or customers' personal information or the Company's proprietary information being obtained by unauthorized users. Although the Company has implemented processes to mitigate the risks of security breaches and cyber incidents, there can be no assurance that such an attack will not occur. Any breach of the Company's security could result in violation of privacy laws, potential litigation, and a loss of confidence in its security measures, all of which could have a negative impact on the Company's financial results and its reputation.

Regulatory Risks

The Company is subject to laws and regulatory requirements in many jurisdictions. Changes in these laws and requirements may result in additional costs to the Company, including the costs of compliance as well as potential penalties for non-compliance.

Legislation on a local, regional, state or national level has the potential to have a negative effect on the Company's profitability or ability to operate its business. Compliance with certain legislation carries with it significant costs. The Company is subject to oversight by many governmental agencies in the course of operating its business because of its numerous locations, large number of employees, contact with consumers and importation and exportation of product. In addition, the Company is subject to regulations regarding consumer product quality and safety standards. Complying with regulations may cause the Company to incur significant expenses, including the costs associated with periodic audits. Failure to comply may also result in additional costs in the form of penalties.

The Company operates in many taxing jurisdictions, including foreign countries. In most of these jurisdictions, the Company is required to collect state and local sales taxes at the point of sale and remit them to the appropriate taxing authority. The Company is also subject to income taxes, excise taxes, franchise taxes, payroll taxes and other special taxes. The Company is also required to maintain various kinds of business and commercial licenses to operate its stores and other facilities. Rates of taxation are beyond the Company's control, and increases in such rates or taxation methods and rules could have a negative impact on the Company's financial results. Failure to comply with laws concerning the collection and remittance of taxes and with licensing requirements could also subject the Company to financial penalties or business interruptions.

Risks Associated with International Trade

As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise.

The Company may order merchandise well in advance of delivery and generally takes title to the merchandise at the time it is loaded for transport to designated U.S. destinations. Global political unrest, war, threats of war, terrorist acts or threats, especially threats to foreign and U.S. ports and piracy, disruption in the operation of the international portion of the Company's supply chain, or natural disasters could affect the Company's ability to import merchandise from certain countries. Fluctuations in foreign currency exchange rates and the relative value of the U.S. dollar, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, dock strikes, import quota systems and other restrictions sometimes placed on foreign trade can affect the price, delivery and availability of imported merchandise as well as exports to the Company's stores in other countries. The inability to import merchandise from China and other countries, unavailability of adequate shipping capacity at reasonable rates, or the imposition of significant tariffs could have a negative effect on the financial results of the Company. Freight costs contribute a substantial amount to the cost of imported merchandise. Monitoring of foreign vendors' compliance with applicable laws and Company standards, including quality and safety standards and social compliance issues, is more difficult than monitoring of domestic vendors.

Governmental agencies have the authority to enforce trade agreements, resolve trade disputes, and control market access to goods and services. Governments may also impose trade sanctions on foreign countries that are deemed to violate trade agreements or maintain laws or practices that are unjustifiable and restrict commerce. In these situations, governments may increase duties on imports from one or more foreign countries. In this event, the Company could be negatively affected by the imposition of trade sanctions.

In addition, the governments in which the Company does business maintain a variety of additional international trade laws under which the Company's ability to import may be affected from time to time, including antidumping laws, countervailing duty laws, safeguards laws, and laws designed to protect intellectual property rights. Although the Company may not be directly involved in a particular trade dispute under any of these laws, its ability to import, or the terms and conditions under which it can continue to import, may be affected by the outcome of such disputes.

In particular, because the Company imports merchandise from countries around the world, the Company may be affected from time to time by antidumping petitions filed with the United States Commerce Department and International Trade Commission by U.S. producers of competing products alleging that foreign manufacturers are selling their own products at prices in the United States that are less than the prices that they charge in their home country market or in third country markets or at less than their cost of production. Such petitions, if successful, could significantly increase the United States import duties on those products. In that event, the Company might possibly decide to pay the increased duties, thereby possibly increasing the Company's price to consumers. Alternatively, the Company might decide to source the product or a similar product from a different country not subject to increased duties or else discontinue the importation and sale of the product.

In recent years, dispute resolution processes have been utilized to resolve disputes regarding market access between the European Union, China, the United States and other countries. In some instances, these trade disputes can lead to threats by countries of sanctions against each other, which can include import prohibitions and increased duty rates on imported items. The Company considers any agreement that reduces tariff and non-tariff barriers in international trade to be beneficial to its business. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of merchandise purchased from sanctioned countries. In that case, the Company may be required to seek similar merchandise from other countries.

Risks Relating to Liquidity

A disruption in the global credit and equity markets could negatively impact the Company's ability to obtain financing on acceptable terms.

In the future, the Company could become dependent on the availability of adequate capital to fund its operations. Disruption in the global credit and equity markets and future disruptions in the financial markets could negatively affect the Company's ability to enter into new financing agreements or obtain funding through the issuance of Company securities. A decline in economic conditions could also result in difficulties for financial institutions and other parties that the Company does business with, which could potentially affect the Company's ability to access financing under existing arrangements or to otherwise recover amounts as they become due under the Company's contractual agreements. The inability of the Company to obtain financing as needed, on acceptable terms in order to fund its operations may have a negative impact on the Company's business and financial results.

Insufficient cash flows from operations could result in the substantial utilization of the Company's secured credit facility, which may limit the Company's ability to conduct certain activities.

The Company maintains a secured credit facility to enable it to issue merchandise and special purpose standby letters of credit as well as to fund working capital requirements. Borrowings under the credit facility are subject to a borrowing base calculation consisting of a percentage of certain eligible assets of the Company and is subject to advance rates and commercially reasonable reserves. Substantial utilization of the availability under the borrowing base will result in various restrictions on the Company, including restrictions on the ability of the Company to repurchase its common stock or pay dividends and dominion over the Company's cash accounts. *See Note 5 to the Notes to Consolidated Financial Statements for additional discussion regarding the Company's secured credit facility.* Significant decreases in cash flow from operations and investing could result in the Company borrowing increased amounts under the credit facility to fund operational needs and increased utilization of letters of credit. These could result in the Company being subject to the above restrictions.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company leases its corporate headquarters and the majority of its retail stores, warehouses and regional spaces. The Company has an operating lease for its corporate headquarters, which is approximately 460,000 square feet of office space located in Fort Worth, Texas. As of February 25, 2012, the present value of the Company's minimum future operating lease commitments discounted at 10% totaled approximately $638.6 million. The following table sets forth the distribution of Pier 1 Imports' U.S. and Canadian stores by state and province as of February 25, 2012:

United States

Alabama	14	Louisiana	15	Ohio	29
Alaska	1	Maine	1	Oklahoma	8
Arizona	24	Maryland	21	Oregon	14
Arkansas	8	Massachusetts	24	Pennsylvania	37
California	109	Michigan	32	Rhode Island	3
Colorado	15	Minnesota	18	South Carolina	16
Connecticut	20	Mississippi	6	South Dakota	2
Delaware	4	Missouri	18	Tennessee	18
Florida	74	Montana	6	Texas	78
Georgia	27	Nebraska	3	Utah	9
Hawaii	4	Nevada	9	Virginia	34
Idaho	6	New Hampshire	6	Washington	28
Illinois	39	New Jersey	34	West Virginia	5
Indiana	17	New Mexico	5	Wisconsin	19
Iowa	8	New York	45	Wyoming	1
Kansas	9	North Carolina	34		
Kentucky	11	North Dakota	3		

Canada

Alberta	11	New Brunswick	2	Ontario	34
British Columbia	14	Newfoundland	1	Quebec	13
Manitoba	2	Nova Scotia	2	Saskatchewan	2

The Company currently owns or leases distribution center space of approximately 3.6 million square feet. The Company also acquires temporary distribution center space from time to time through short-term leases. As of February 25, 2012, the Company owned or leased under operating leases the following warehouse properties in or near the following cities:

Location	Approx. Sq. Ft.	Owned/Leased Facility
Baltimore, Maryland	634,000 sq. ft.	Leased
Columbus, Ohio	527,000 sq. ft.	Leased
Fort Worth, Texas	460,000 sq. ft.	Owned
Ontario, California	747,000 sq. ft.	Leased
Savannah, Georgia	784,000 sq. ft.	Leased
Tacoma, Washington	451,000 sq. ft.	Leased

Item 3. Legal Proceedings.

The Company is a party to various legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Prices of Common Stock

The following table shows the high and low closing sale prices of the Company's common stock on the New York Stock Exchange (the "NYSE"), as reported in the consolidated transaction reporting system for each quarter of fiscal 2012 and 2011.

	Market Price	
Fiscal 2012	High	Low
First quarter	$ 12.42	$ 9.04
Second quarter	12.25	8.90
Third quarter	13.75	9.17
Fourth quarter	17.00	12.65
Fiscal 2011	High	Low
First quarter	$ 9.66	$ 6.37
Second quarter	8.35	5.86
Third quarter	9.92	6.10
Fourth quarter	11.05	9.11

Number of Holders of Record

The Company's common stock is traded on the NYSE under the symbol "PIR". As of April 18, 2012, there were approximately 9,000 shareholders of record of the Company's common stock.

Dividends

The Company did not pay any cash dividends in fiscal years 2012, 2011 or 2010. On April 5, 2012, subsequent to year end, the Company's Board of Directors declared a $0.04 per share quarterly cash dividend on the Company's outstanding shares of common stock. The $0.04 quarterly cash dividend will be paid on May 2, 2012 to shareholders of record on April 18, 2012. The Company's dividend policy will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

As of February 25, 2012, the Company was not restricted under its secured credit facility from paying certain dividends. The Company's secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300,000,000 or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300,000,000 or the calculated borrowing base. *See Note 5 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 25, 2011, the Board of Directors authorized an initial $100.0 million for repurchases of the Company's common stock. As of September 6, 2011, the Company had completed this $100.0 million initial share repurchase program and purchased a total of 9,498,650 shares of its common stock at a weighted average cost of $10.53 per share. On October 13, 2011, the Board of Directors authorized a new $100.0 million share repurchase program and $100.0 million remained available for repurchase at the end of fiscal 2012. There were no purchases of common stock of the Company made during the three months ended February 25, 2012, by Pier 1 Imports, Inc. or any "affiliated purchaser" of Pier 1 Imports, Inc., as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Subsequent to year end, the Company utilized a total of $15.2 million to repurchase 845,400 shares of the Company's common stock at a weighted average price per share, including fees, of $17.93 and as of April 20, 2012, $84.8 million remained available for repurchase under the program. There is no expiration date on the current authorization and no determination has been made by the Company to suspend or cancel purchases under the program.

During fiscal 2012, 195,130 shares of the Company's common stock were acquired from employees to satisfy tax withholding obligations that arose upon vesting of restricted stock granted pursuant to approved plans.

Performance Graph

The following graph compares the five-year cumulative total shareholder return for the Company's common stock against the Standard & Poor's 500 Stock Index and the Standard & Poor's Retail Stores Composite Index. The annual changes for the five-year period shown on the graph are based on the assumption, as required by the SEC's rules, that $100 had been invested in the Company's stock and in each index on March 3, 2007, and that dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on February 25, 2012. The information used in the graph below was obtained from Bloomberg L.P.

PIER 1 IMPORTS, INC. STOCK PERFORMANCE GRAPH



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Pier 1 Imports, Inc.
S&P 500 Stock Index
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Item 6. Selected Financial Data.

FINANCIAL SUMMARY

	Year Ended				
	2012	2011	2010	2009	2008
	($ in millions except per share amounts)				
SUMMARY OF OPERATIONS:					
Net sales	$ 1,533.6	$ 1,396.5	1,290.9	1,320.7	1,511.8
Gross profit	$ 651.2	$ 555.4	440.4	363.5	439.6
Selling, general and administrative expenses	$ 475.2	$ 431.9	421.2	453.5	487.9
Depreciation and amortization	$ 21.2	$ 19.7	22.5	30.6	39.8
Operating income (loss)	$ 154.8	$ 103.7	(3.3)	(120.6)	(88.1)
Operating income (loss) as a % of sales	10.1%	7.4%	(0.3%)	(9.1%)	(5.8%)
Nonoperating (income) and expenses, net (1)	$ (9.3)	$ 0.2	(35.3)	8.1	5.3
Income (loss) before income taxes	$ 164.1	$ 103.5	32.1	(128.6)	(93.4)
Net income (loss) (2)	$ 168.9	$ 100.1	86.8	(129.3)	(96.0)
PER SHARE AMOUNTS:					
Basic earnings (loss)	$ 1.50	$ .86	.86	(1.45)	(1.09)
Diluted earnings (loss)	$ 1.48	$ .85	.86	(1.45)	(1.09)
Shareholders' equity	$ 4.31	$ 3.51	3.01	1.62	3.04
OTHER FINANCIAL DATA:					
Working capital	$ 404.9	$ 415.6	316.7	299.9	307.3
Current ratio	2.7	2.8	2.3	2.3	2.1
Total assets	$ 823.4	$ 743.6	643.0	655.5	821.9
Long-term debt (3)	$ 9.5	$ 9.5	19.0	184.0	184.0
Shareholders' equity	$ 493.6	$ 412.9	303.1	144.3	267.7
Weighted average diluted shares outstanding (millions) (4)	114.4	117.5	100.7	88.9	88.1
Effective tax rate (%) (2)	(2.9)	3.3	(171.0)	(0.5)	(2.8)

(1) Nonoperating income for fiscal 2010 included a gain of $49.6 million related to the debt transactions during the year. This gain was paritally offset by $18.3 million in related expenses. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.* Nonoperating income in fiscal 2010 also included a $10.0 million payment received as a result of a foreign litigation settlement.

(2) During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed substantially all of its valuation allowance. *See Management's Discussion and Analysis in Item 7 for further discussion of the financial impact of this change in the valuation allowance.* In fiscal 2010, the Company recorded and received a $55.9 million tax benefit as a result of a tax law change allowing additional carryback of the Company's net operating losses. In fiscal years 2011, 2010, 2009 and 2008, the Company recorded minimal state and foreign tax provisions and provided a valuation allowance on the deferred tax asset arising during those periods. *See detailed discussion in Note 9 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(3) The Company's consolidated long-term debt was reduced significantly during fiscal 2011 and 2010 as a result of multiple debt transactions. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(4) The increase in shares outstanding in fiscal 2011 and 2010 was primarily the result of the Company issuing approximately 24.5 million shares of common stock related to the conversion of its convertible debt during fiscal 2010. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc is one of North America's largest specialty retailers of decorative home furnishings and gifts. The Company directly imports merchandise from many countries, and sells a wide variety of decorative accessories, furniture, candles, housewares, gifts and seasonal products in its stores. The Company conducts business as one operating segment and operates stores in the United States and Canada under the name Pier 1 Imports. As of February 25, 2012, the Company operated 1,052 stores in the United States and Canada.

During the first quarter of fiscal 2012, the Company announced a three-year growth plan designed to drive sales, further improve profitability and deliver shareholder value. Under the three-year growth plan, the Company established the following financial targets: sales per retail square foot of $200, operating margins of at least 10% and within five years, an online sales contribution of at least 10% of total revenues. The plan also included investing $200 million of capital in improvements to the Pier 1 Imports store portfolio, infrastructure enhancements, and the acceleration of e-Commerce initiatives. Additionally, the Company's Board of Directors approved a $100 million initial share repurchase program. The Company is pleased with the significant progress and accomplishments under the first year of the plan and as a result, has adopted a new three-year plan that includes increased financial goals, as detailed further below.

Fiscal 2012 total sales increased 9.8% and comparable store sales increased 9.5% compared to the prior year. The increases were primarily attributable to increases in store traffic and average ticket versus last year. Sales per retail square foot were $184 for fiscal 2012, compared to $168 in fiscal 2011. Management believes that the Company's sales will continue to improve as a result of its unique and special merchandise assortments and superior in-store experience.

Merchandise margins for fiscal 2012 were 59.8% of sales compared to 58.6% of sales in fiscal 2011. This improvement was the result of strong input margins, the right balance of regular and promotional pricing, and well-managed inventory. Store occupancy costs during fiscal 2012 were $265.9 million, or 17.3% of sales, compared to $262.4 million, or 18.8% of sales, during fiscal 2011. Gross profit for fiscal 2012 was 42.5% as a percentage of sales, compared to 39.8% in fiscal 2011.

Operating income for fiscal 2012 was 10.1% of sales, exceeding the Company's three-year goal of 10%, compared to 7.4% of sales in fiscal 2011. The year-over-year improvement was primarily due to increases in sales and merchandise margins.

During fiscal 2012, the Company deployed $62.3 million toward capital expenditures, including $33.8 million for new store openings and improvements to the Pier 1 Imports store portfolio, as well as $28.5 million for infrastructure enhancements. During fiscal 2012, the Company opened 15 new Pier 1 Imports stores, refurbished 125 existing stores with an enhanced merchandise fixture package and new lighting upgrades, completed major remodels at three existing locations and added new merchandise fixtures throughout all Pier 1 Imports stores. The Company's strategy to remodel and refurbish existing stores is significantly improving the shopping experience for Pier 1 Imports customers and driving increases in sales productivity. The Company is also focused on strengthening its infrastructure through strategic investments in technology and systems designed to drive improvements in processes, efficiencies and analytics throughout the organization. In fiscal 2012, the Company invested in initiatives such as the initial planning and development stage of the Company's e-Commerce platform, improved planning and allocation and replenishment systems, a new labor scheduling optimization tool, and the replacement of certain legacy systems.

The Company remains committed to evolving into a multi-channel retailer. In the first half of fiscal 2012, the Company launched Pier 1 To-Go, the initial phase of the Company's e-Commerce initiative, which allows customers to order and reserve merchandise online for pick up and payment at any of the Company's stores. The Company continues to make investments to improve its online presence and e-Commerce functionality as it prepares for the launch of Pier 1 To-You in late July 2012. Pier 1 To-You is the Company's site-to-customer initiative which will allow customers to purchase merchandise online and choose from multiple delivery options. The Company is also implementing a new point-of-sale ("POS") system and plans for an initial rollout in fall 2012, followed by an all store rollout post-holiday. The new POS system is an important component of the Company's e-Commerce initiative and is expected to facilitate a seamless transaction across all shopping channels by summer 2013.

The Company's initial share repurchase program was completed on September 6, 2011, resulting in the repurchase of approximately 8% of the Company's common stock outstanding. A total of 9,498,650 shares of its common stock were repurchased at a weighted average cost of $10.53 per share for a total cost of $100.0 million. On October 13, 2011, the Company's Board of Directors authorized a new $100 million share repurchase program.

As a result of the Company's strong financial performance during fiscal 2012, the Company announced a new three-year growth plan on April 5, 2012. In conjunction with the new three-year plan, the Company elevated its financial goals and now expects to achieve sales of $225 per retail square foot and an operating margin of at least 12% by fiscal 2015. In addition, the Company maintains that online sales will contribute at least 10% of total revenues by fiscal 2016.

The key objectives under the new plan include investing $200 million in capital over the next three years as the Company continues evolving into a multi-channel retailer. Investments include building a best-in-class e-Commerce platform and implementing a new POS system, improving the Company's store portfolio, and strengthening the Company's infrastructure through investments in technology. The plan also includes returning value to shareholders through share repurchases and quarterly cash dividends.

Over the next three years, the Company will continue to invest in new store openings, store remodels, new merchandise fixtures, lighting upgrades, and other leasehold improvements. Additionally, the plan also includes strategic store relocations in major markets where increased sales productivity and store profitability opportunities exist. In addition to investments related to e-Commerce and POS, the Company's new growth plan also includes investments in technology and systems to continue improving processes, efficiencies, and analytics throughout the organization.

As of February 25, 2012, no shares had been repurchased under the Company's current share repurchase program and $100 million remained available for repurchase. Subsequent to year end, the Company utilized a total of $15.2 million to repurchase 845,400 shares of the Company's common stock at a weighted average price per share, including fees, of $17.93 and as of April 20, 2012, $84.8 million remained available for repurchase under the program. In addition, on April 5, 2012, the Company's Board of Directors declared a $0.04 per share quarterly cash dividend on the Company's outstanding shares of common stock as of April 18, 2012, which is payable on May 2, 2012.

The following discussion and analysis of financial condition, results of operations, and liquidity and capital resources should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto which can be found in Item 8 of this report. Fiscal years 2010, 2011, and 2012 were all 52-week years, however, fiscal 2013 will be a 53-week year.

Overview of Business

The Company's key financial and operational indicators used by management to evaluate the performance of the business include the following (trends for these indicators are explained in the comparative discussions of this section):

Key Performance Indicators	2012	2011	2010
Total sales growth (decline)	9.8%	8.2%	(2.3%)
Comparable stores sales growth	9.5%	10.9%	1.5%
Sales per average retail square foot	$ 184	$ 168	$ 152
Merchandise margins as a % of sales	59.8%	58.6%	54.8%
Gross profit as a % of sales	42.5%	39.8%	34.1%
Selling, general and administrative expenses as a % of sales	31.0%	30.9%	32.6%
Operating income (loss) as a % of sales	10.1%	7.4%	(0.3%)
Net income as a % of sales	11.0%	7.2%	6.7%
Inventory per retail square foot	$ 39	$ 38	$ 38
Total retail square footage (in thousands)	8,271	8,232	8,290
Total retail square footage increase (decline)	0.5%	(0.7%)	(3.4%)

Stores included in the comparable store sales calculation are those stores that have been open since the beginning of the preceding fiscal year. Remodeled or relocated stores are included if they meet specific criteria. Those criteria include the following: the new store is within a specified distance serving the same market, no significant change in store size, and no significant overlap or gap between the closing and reopening. Such stores are included in the comparable store sales calculation in the first full month after the re-opening. If a relocated or remodeled store does not meet the above criteria, it is excluded from the calculation until it meets the Company's established definition of a comparable store.

FISCAL YEARS ENDED FEBRUARY 25, 2012 AND FEBRUARY 26, 2011

Net Sales

Net sales consisted primarily of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2012 and 2011 were as follows (in thousands):

	2012	2011
Stores	$ 1,518,200	$ 1,381,944
Other [(1)]	15,411	14,526
Net sales	$ 1,533,611	$ 1,396,470

(1) Other sales consisted primarily of wholesale sales and royalties received from subsidiaries of Grupo Sanborns, S.A. de C.V. and gift card breakage.

Net sales during fiscal 2012 were $1.534 billion, an increase of $137.1 million or 9.8%, from $1.396 billion for the prior fiscal year. The increase in sales for the fiscal year was comprised of the following components (in thousands):

	Net Sales
Net sales for fiscal 2011	$ 1,396,470
Incremental sales growth (decline) from:	
New stores	9,329
Comparable stores	131,008
Closed stores and other	(3,196)
Net sales for fiscal 2012	$ 1,533,611

The total sales growth for fiscal 2012 was primarily the result of an increase in traffic and average ticket compared to prior year. As of February 25, 2012, the Company operated 1,052 stores in the United States and Canada, compared to 1,046 stores at the end of fiscal 2011. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations contributed to a 30 basis point increase in both the net sales and comparable store calculations in fiscal 2012 compared to fiscal 2011. Net sales during fiscal 2012 and the fourth quarter of fiscal 2011 included amortization of the deferred gain related to the renegotiation of the Company's propriety credit card agreement with Chase Bank USA, N.A. ("Chase") during the fourth quarter of fiscal 2011. The gain amortization in fiscal 2012 was consistent with the treatment of amounts received from Chase during the same period of fiscal 2011 for transaction level incentives. During both periods, the amounts were mostly offset by costs associated with the credit card program. As a result of its new agreement with a subsidiary of Alliance Data Systems Corporation ("ADS") during the third quarter of fiscal 2012, the Company revised the amortization period for any remaining deferred gains related to prior transactions with Chase as appropriate.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2012, 2011 and 2010 to the number open at the end of each period is as follows (openings and closings include relocated stores):

	United States	**Canada**	**Total**
Open at February 28, 2009	1,011	81	1,092
Openings	-	-	-
Closings	(38)	-	(38)
Open at February 27, 2010 (1)	973	81	1,054
Openings	3	-	3
Closings	(9)	(2)	(11)
Open at February 26, 2011	967	79	1,046
Openings	13	2	15
Closings	(9)	-	(9)
Open at February 25, 2012 (2)	971	81	1,052

(1) During the third quarter of fiscal 2010, the Company ended its relationship with Sears Roebuck de Puerto Rico, Inc. and closed all seven "store within a store" locations in Puerto Rico. These locations are excluded from the table above.

(2) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. which sells Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2012, there were 47 of these locations in Mexico and one in El Salvador. These locations are excluded from the table above.

Gross Profit

Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, was 42.5% expressed as a percentage of sales in fiscal 2012, compared to 39.8% a year ago. Merchandise margins were 59.8% as a percentage of sales, an increase of 120 basis points over 58.6% in fiscal 2011. This improvement was the result of strong input margins, the right balance of regular and promotional pricing, and well-managed inventory levels.

Store occupancy costs during fiscal 2012 were $265.9 million or 17.3% of sales, compared to $262.4 million, or 18.8% of sales during fiscal 2011. Rent, property taxes, utilities and repair and maintenance expenses were all lower as a percentage of sales.

Operating Expenses and Depreciation

Selling, general and administrative expenses were $475.2 million, or 31.0% of sales in fiscal 2012, compared to $431.9 million, or 30.9% of sales in fiscal 2011. Selling, general and administrative expenses for fiscal years 2012 and 2011 included charges summarized in the table below (in thousands):

	February 25, 2012		February 26, 2011		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$ 233,433	15.2%	$ 218,924	15.7%	$ 14,509
Marketing	74,251	4.8%	65,840	4.7%	8,411
Store supplies, services and other	24,620	1.7%	24,669	1.8%	(49)
Variable costs	332,304	21.7%	309,433	22.2%	22,871
Administrative payroll	99,766	6.5%	84,900	6.1%	14,866
Other relatively fixed expenses	43,092	2.8%	37,567	2.6%	5,525
Relatively fixed costs	142,858	9.3%	122,467	8.7%	20,391
	$ 475,162	31.0%	$ 431,900	30.9%	$ 43,262

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, increased $22.9 million, but decreased 50 basis points as a percentage of sales from last year. Store payroll increased $14.5 million primarily as a result of additional associate hours at the stores and increased store bonuses, both the result of higher sales volume. The increase also related to the opening of a net six stores in fiscal 2012. Marketing expenditures increased $8.4 million compared to the same period a year ago as a result of planned increases in spending.

Relatively fixed selling, general and administrative expenses increased $20.4 million. Administrative payroll increased $14.9 million, primarily as a result of the planned hiring of incremental headcount in support of e-Commerce and other growth initiatives and additional expense for performance related pay and other items. All other relatively fixed expenses increased $5.5 million. These increases primarily resulted from other administrative expenses related to the Company's strategic initiatives, a decrease in deferred gain amortization related to the sale of the home office building, and $1.6 million gain in the prior year related to the sale of a distribution center near Chicago, with no similar gain in the current year. These increases were partially offset by a decrease in general insurance.

Depreciation and amortization for fiscal 2012 was $21.2 million, representing an increase of approximately $1.5 million from last year's depreciation and amortization expense of $19.7 million. This increase was primarily the result of capital expenditures in fiscal 2012, partially offset by certain assets becoming fully depreciated and store closures.

In fiscal 2012, the Company recorded operating income of $154.8 million, or 10.1% of sales, compared to $103.7 million, or 7.4% of sales, for fiscal 2011.

Nonoperating Income and Expense

Nonoperating income for fiscal 2012 was $9.3 million, compared to expense of $0.2 million in fiscal 2011. The increase in net interest income was primarily the result of an increase in deferred gain recognition related to the renegotiation of the Company's proprietary credit card agreement with Chase during the fourth quarter of fiscal 2011. As a result of its agreement with ADS during the third quarter of fiscal 2012, the Company also revised the amortization period for any remaining deferred gains related to prior transactions with Chase as appropriate. *See Note 8 to the Notes to Consolidated Financial Statements for further discussion.* In addition, interest expense decreased primarily as a result of a lower debt balance in fiscal 2012.

Income Taxes

The Company recorded an income tax benefit of $4.8 million in fiscal 2012 compared to a provision of $3.4 million in the prior year. During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed its valuation allowance and recorded a tax benefit during the period. This benefit was partially offset by tax expense. During fiscal 2012, the Company recognized federal income tax expense compared to only minimal amounts of state and foreign tax during fiscal 2011 due to the full valuation allowance.

Net Income

Net income in fiscal 2012 was $168.9 million, or $1.48 per share, which included the tax benefit resulting from the change in the Company's tax valuation allowance during the fourth quarter of fiscal 2012. Before non-recurring tax benefits of $61.5 million, primarily resulting from the change in the Company's tax valuation allowance, earnings per share were $0.94 for fiscal 2012. Net income for fiscal 2011 was $100.1 million, or $0.85 per share.

Net income for the fourth quarter of fiscal 2012 was $115.2 million, or $1.04 per share. Before non-recurring tax benefits of $61.5 million, primarily resulting from the change in the Company's tax valuation allowance, earnings per share were $0.48 for the fourth quarter of fiscal 2012. Net income for the fourth quarter of fiscal 2011 was $57.1 million, or $0.48 per share.

FISCAL YEARS ENDED FEBRUARY 26, 2011 AND FEBRUARY 27, 2010

Net Sales

Net sales consisted primarily of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2011 and 2010 were as follows (in thousands):

	2011	2010
Stores	$ 1,381,944	$ 1,279,742
Other [1]	14,526	11,110
Net sales	$ 1,396,470	$ 1,290,852

[1] Other sales consisted primarily of wholesale sales and royalties received from subsidiaries of Grupo Sanborns, S.A. de C.V. and gift card breakage.

Net sales during fiscal 2011 were $1,396.5 million, an increase of $105.6 million or 8.2%, from $1,290.9 million for the prior fiscal year. The increase in sales for the fiscal year was comprised of the following components (in thousands):

	Net Sales
Net sales for fiscal 2010	$ 1,290,852
Incremental sales growth (decline) from:	
New stores	2,969
Comparable stores	136,420
Closed stores and other	(33,771)
Net sales for fiscal 2011	$ 1,396,470

The total sales growth for fiscal 2011 was primarily the result of an increase in traffic, conversion rate, and average ticket compared to prior year. As of February 26, 2011, the Company operated 1,046 stores in the United States and Canada, compared to 1,054 stores at the end of fiscal 2010. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations contributed to a 70 basis points increase in both the net sales and comparable store calculations in fiscal 2011 compared to fiscal 2010.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2011, 2010 and 2009 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	**Canada**	**Total**
Open at March 1, 2008	1,034	83	1,117
Openings	1	-	1
Closings	(24)	(2)	(26)
Open at February 28, 2009	1,011	81	1,092
Openings	-	-	-
Closings	(38)	-	(38)
Open at February 27, 2010 (1)	973	81	1,054
Openings	3	-	3
Closings	(9)	(2)	(11)
Open at February 26, 2011 (2)	967	79	1,046

(1) During the third quarter of fiscal 2010, the Company ended its relationship with Sears Roebuck de Puerto Rico, Inc. and closed all seven "store within a store" locations in Puerto Rico. These locations are excluded from the table above.

(2) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. which sells Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2011, there were 38 of these locations in Mexico and one in El Salvador. These locations are excluded from the table above.

Gross Profit

Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, was 39.8% expressed as a percentage of sales in fiscal 2011, compared to 34.1% in fiscal 2010. Merchandise margins were 58.6% as a percentage of sales, an increase of 380 basis points over 54.8% in fiscal 2010. Improvements in merchandise margin over the previous year were primarily the result of significantly lower markdowns resulting from strong input margins and well-managed inventory levels throughout fiscal 2011.

Store occupancy costs during fiscal 2011 were $262.4 million or 18.8% of sales, a decrease of $4.7 million and 190 basis points from store occupancy costs of $267.1 million, or 20.7% of sales during fiscal 2010. The decrease was primarily the result of favorable rental negotiations on a large number of stores in the fiscal 2010 and fewer open stores, coupled with decreases in property taxes and property insurance, partially offset by an increase in maintenance and utility costs.

Operating Expenses and Depreciation

Selling, general and administrative expenses were $431.9 million, or 30.9% of sales in fiscal 2011, compared to $421.2 million, or 32.6% of sales in fiscal 2010, an increase of $10.7 million, and a decrease of 170 basis points as a percentage of sales. Selling, general and administrative expenses for fiscal years 2011 and 2010 included charges summarized in the table below (in thousands):

	February 26, 2011		February 27, 2010		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$ 218,924	15.7%	$ 209,815	16.3%	$ 9,109
Marketing	65,840	4.7%	60,945	4.7%	4,895
Store supplies, services and other	24,669	1.8%	28,661	2.2%	(3,992)
Variable costs	309,433	22.2%	299,421	23.2%	10,012
Administrative payroll	84,900	6.1%	74,734	5.8%	10,166
Other relatively fixed expenses	35,768	2.6%	34,449	2.7%	1,319
Relatively fixed costs	120,668	8.6%	109,183	8.5%	11,485
Lease termination costs and other	1,799	0.1%	12,575	1.0%	(10,776)
	$ 431,900	30.9%	$ 421,179	32.6%	$ 10,721

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, increased $10.0 million, but decreased 100 basis points as a percentage of sales from fiscal 2010. Store payroll, including bonus, increased $9.1 million and decreased 60 basis points as a percentage of sales. Marketing expense increased $4.9 million and remained flat as a percentage of sales as a result of an increase in television, radio, and internet advertising, partially offset by a reduction of retail event mailers and catalogs and advertising in newspapers. Other variable expenses, primarily store supplies, store services and equipment rental, decreased $4.0 million, or 40 basis points as a percentage of sales.

Relatively fixed selling, general and administrative expenses increased $11.5 million to 8.6% of sales, or 10 basis points, from 8.5% of sales during fiscal 2010, primarily as result of increases in accrued management bonuses and in salaries and benefits. In addition, general insurance costs and foreign currency revaluation increased as a result of favorable trends in fiscal 2010.

Lease termination and other costs decreased $10.8 million compared to the same period in fiscal 2010. Lease termination costs decreased by $9.1 million, or 80 basis points as a percentage of sales, which was primarily the result of decreased activity with lease terminations and buyout agreements along with the closing of fewer stores in fiscal 2011 compared to fiscal 2010. In addition, the Company had a gain of $1.6 million on the sale of its distribution center near Chicago during the first quarter of fiscal 2011.

Depreciation and amortization for fiscal 2011 was $19.7 million, representing a decrease of approximately $2.8 million from fiscal 2010's depreciation and amortization expense of $22.5 million. This decrease was primarily the result of certain assets becoming fully depreciated and store closures.

In fiscal 2011, the Company recorded operating income of $103.7 million compared to an operating loss of $3.3 million for fiscal 2010.

Nonoperating Income and Expense

Nonoperating expense for fiscal 2011 was $0.2 million, compared to income of $35.3 million in fiscal 2010. The decrease in income was primarily attributable to a $49.7 million gain related to the repurchase and exchange of the Company's convertible debt and the recovery of $10.0 million as a result of a foreign litigation settlement in fiscal 2010. These gains were partially offset by $18.3 million in charges taken during fiscal 2010 related to the debt transactions. The remaining variance resulted from an increase in deferred gain recognition related to the renegotiation of the Company's proprietary credit card agreement Chase during the fourth quarter of fiscal 2011, partially offset by lower interest expense during fiscal 2011.

Income Taxes

The Company recorded an income tax provision of $3.4 million, compared to a benefit of $54.8 million in fiscal 2010. During fiscal 2011, the Company continued to provide a valuation allowance against deferred tax assets. As a result, minimal federal tax benefit was recorded on the results of fiscal 2011 and only minimal state and foreign tax provisions were made during the year. The benefit in fiscal 2010 was the result of the Company recording a federal income tax refund of $55.9 million resulting from the *Worker, Homeownership, and Business Assistance Act of 2009*. As of February 26, 2011, the Company had utilized all federal tax loss carryforwards.

Net Income

Net income in fiscal 2011 was $100.1 million, or $0.85 per share, compared to $86.8 million, or $0.86 per share for fiscal 2010.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $287.9 million at the end of fiscal 2012, a decrease of $13.6 million from the fiscal 2011 year-end balance of $301.5 million. The decrease is primarily the result of the utilization of cash to support the Company's three-year growth plan, including capital expenditures of $62.3 million and $100.0 million to repurchase shares of the Company's common stock. These expenditures were mostly offset by cash provided by operating activities of $142.2 million.

Operating activities provided $142.2 million of cash, primarily as a result of $168.9 million of net income, partially offset by increases in inventory. Inventory levels at the end of fiscal 2012 were $322.5 million, an increase of $10.7 million, or 3.4%, from the end of fiscal 2011. Inventory per retail square foot at the end of fiscal 2012 was $39 compared to $38 at fiscal 2011 year end. The Company continues to focus on strategically managing inventory levels and closely monitoring merchandise purchases to keep inventory in line with consumer demand.

During fiscal 2012, the Company's investing activities used $62.1 million, compared to $13.7 million during fiscal 2011. Capital expenditures were $62.3 million in fiscal 2012, and consisted primarily of $33.8 million for new and existing stores. The majority of the remaining capital spend was used for information systems enhancements.

Financing activities for fiscal 2012 used $93.8 million, related to the Company using $100.0 million to repurchase shares of the Company's common stock under the initial Board approved share repurchase program and $3.1 million in debt issuance costs for an amendment to the Company's secured credit facility. The cash outflows were offset by the receipt of $9.3 million in proceeds related primarily to employee stock option exercises and the Company's employee stock purchase plan.

During the first quarter of fiscal 2012, the Company amended and restated its $300 million secured credit facility. The amended and restated facility effectively refinanced the Company's existing facility, and has a five-year term which will expire in April 2016, an initial line of $300 million and includes a $100 million accordion feature. As of February 25, 2012, the Company had no outstanding borrowings and had approximately $43.4 million in letters of credit and bankers acceptances outstanding. The calculated borrowing base was $255.6 million, of which $212.2 million remained available for additional borrowings. At the end of fiscal 2012, the Company was in compliance with all required covenants stated in the agreement.

The Company's secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300 million or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300 million or the calculated borrowing base. *See Note 5 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

During fiscal 2012, the Company repurchased approximately 8% of the Company's common stock outstanding under the Board approved initial share repurchase program. A total of 9,498,650 shares of its common stock were repurchased at a weighted average cost of $10.53 per share for a total cost of $100.0 million. On October 13, 2011, the Company's Board of Directors authorized a new $100 million share repurchase program. As of February 25, 2012, no shares had been repurchased under the new program and $100 million remained available for share repurchase. The timing of the repurchases will depend on several factors including, among others, prevailing market conditions and prices.

On April 5, 2012, subsequent to year end, the Company's Board of Directors declared a $0.04 per share quarterly cash dividend on the Company's outstanding shares of common stock. The $0.04 quarterly cash dividend will be paid on May 2, 2012 to shareholders of record on April 18, 2012.

A summary of the Company's contractual obligations and other commercial commitments as of February 25, 2012 is listed below (in thousands):

		Amount of Commitment per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 814,305	$ 216,295	$ 321,657	$ 163,395	$ 112,958
Assets retirement obligation	3,135	363	1,404	966	402
Purchase obligations [1]	142,560	142,560	-	-	-
Standby letters of credit [2]	33,263	33,263	-	-	-
Industrial revenue bonds [2]	9,500	-	-	-	9,500
Interest on industrial revenue bonds [3]	280	19	38	38	185
Interest and related fees on secured credit facility [4]	7,477	1,826	3,651	2,000	-
Other obligations [5] [6]	42,504	1,442	15,739	3,879	21,444
Total	$ 1,053,024	$ 395,768	$ 342,489	$ 170,278	$ 144,489

(1) As of February 25, 2012, the Company had approximately 142.6 million of outstanding purchase orders, which were primarily related to merchandise inventory, and included $0.4 million in merchandise letters of credit and bankers' acceptances. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year.

(2) The Company also has outstanding standby letters of credit totaling $9.7 million related to the Company's industrial revenue bonds. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

(3) The interest rates on the Company's industrial revenue bonds are variable and reset weekly. The estimated interest payments included in the table were calculated based upon the rate in effect at fiscal 2012 year end and exclude fees for the related standby letter of credit which are included elsewhere in this table.

(4) Represents estimated commitment fees for trade and standby letters of credit, and unused fees on the Company's $300 million secured credit facility. Fees are calculated based upon balances at fiscal 2012 year end and the applicable rates in effect under the terms of the Company's $300 million secured credit facility.

(5) Other obligations include the Company's liability under various unfunded retirement plans. *See Note 6 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.*

(6) Excluded from this table, but recorded on the Company's balance sheet, is the portion of reserves for uncertain tax positions of $14.3 million for which the Company is not reasonably able to estimate when or if cash settlement with the respective taxing authority will occur.

The present value of the Company's minimum future operating lease commitments discounted at 10% was $638.6 million at fiscal 2012 year end, compared to $592.8 million at fiscal 2011 year end. As part of the sale of the Company's home office building and accompanying land during fiscal 2009, the Company entered into a lease agreement to rent office space in the building. The lease was amended on July 1, 2011 to extend the term of the lease to expire on June 30, 2020. No renewal options are included in the lease. The Company plans to fund its lease commitments from cash generated from the operations of the Company and, if needed, from borrowings on its secured credit facility.

The Company has an umbrella trust, currently consisting of five sub-trusts, which was established for the purpose of setting aside funds to be used to settle certain benefit plan obligations. Two of the sub-trusts are restricted to satisfy obligations to certain participants in the Company's supplemental retirement plans. These trusts consisted of interest bearing investments of less than $0.1 million at both February 25, 2012 and February 26, 2011, and were included in other noncurrent assets. The remaining three sub-trusts are restricted to meet the funding requirements of the Company's non-qualified deferred compensation plans. These trusts' assets consisted of investments totaling $1.2 million and less than $0.1 million at February 25, 2012 and February 26, 2011, respectively, and were included in other noncurrent assets. These trusts also own and are the beneficiaries of life insurance policies with cash surrender values of approximately $6.3 million at February 25, 2012 and death benefits of approximately $13.1 million. In addition, the Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. The cash surrender value of these unrestricted policies was approximately $17.1 million at February 25, 2012, and was included in other noncurrent assets. These policies had a death benefit of approximately $26.0 million at February 25, 2012. At the discretion of the Board of Directors, contributions of cash or unrestricted life insurance policies could be made to the trusts.

The Company's sources of working capital for fiscal 2012 were primarily from operations. The Company has a variety of sources for liquidity, which include available cash balances and available lines of credit. The Company's current plans for fiscal 2013 include a capital expenditure budget of approximately $70-75 million, cash dividends and share repurchases as discussed above. The Company does not presently anticipate any other significant cash outflows in fiscal 2013 other than those discussed herein or those occurring in the normal course of business.

The Company's key drivers of cash flows are sales, management of inventory levels, vendor payment terms, management of expenses, and capital expenditures. The Company's focus remains on making conservative inventory purchases, managing those inventories, and continuing to evolve the Company's merchandise offering. In addition, the Company's ongoing mission is to maximize its revenues, while seeking out ways to make its cost base more efficient and effective and still preserve liquidity. While there can be no assurance that the Company will sustain positive cash flows or profitability over the long-term, given the Company's cash position and the various liquidity options available, the Company believes it has sufficient liquidity to fund its obligations, capital expenditure requirements, cash dividends and share repurchases through fiscal 2013.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases, letters of credit and purchase obligations discussed above, the Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates, with the exception of the early retirement of participants in its defined benefit plans, and income taxes as discussed below. The Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements*. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to the Company's financial statements. Unless specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material, and, as a result, has not provided a sensitivity analysis. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition – The Company recognizes revenue from retail sales, net of sales tax and third-party credit card fees, upon customer receipt or delivery of merchandise. The Company records an allowance for estimated merchandise returns based upon historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates or if regulations change, actual gift card breakage may differ from the amounts recorded. For all periods presented, estimated gift card breakage was recognized 30 months after the original issuance and was $3.8 million, $4.2 million, and $4.6 million in fiscal 2012, 2011, and 2010, respectively.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the retail price of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset. The majority of inventory purchases and commitments are made in U.S. dollars in order to limit the Company's exposure to foreign currency fluctuations.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during each period presented in the financial statements. Although inventory shrinkage rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrinkage expense may be required.

Insurance provision – The Company maintains insurance for workers' compensation and general liability claims with deductibles of $1,000,000 per occurrence. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims loss development factors as well as information obtained from and projections made by the Company's insurance carrier and third party claims administrators. The recorded liabilities for workers' compensation and general liability insurance, including those claims occurring in prior years but not yet settled and reserves for fees, at February 25, 2012 were $17.4 million and $6.0 million, respectively, compared to $17.7 million and $5.8 million, respectively, as of February 26, 2011.

The assumptions made in determining the above estimates are reviewed monthly and the liability adjusted accordingly as new facts are developed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs.

Stock-based compensation – For restricted stock awards, compensation expense is measured and recorded using the closing price of the Company's stock on the date of grant. If the date of grant occurs on a day when the Company's stock is not traded, then the closing price on the last trading day before the date of grant is used. Restricted stock grants include time-based and performance-based shares. The time-based awards typically vest ratably over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed on the vesting date. The total fair market value of the grant of the restricted stock shares is expensed over the requisite service period. The performance-based shares vest upon the Company satisfying certain performance targets. Performance based shares are considered granted for accounting purposes on the date the performance targets are set, and the fair market value at that date is expensed over the requisite service period.

The fair value of stock options is amortized as compensation expense over the vesting periods of the options. The fair values for options granted by the Company are estimated as of the date of grant using the Black-Scholes option-pricing model. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates. If the Company had used different assumptions, the value of stock options may have been different.

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of the tax exposure for foreign and domestic tax audits. The timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. If different assumptions had been used, the Company's tax expense or benefit, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years. However, the Company's management cannot be certain of the effect inflation may have on the Company's operations in the future.

IMPACT OF NEW ACCOUNTING STANDARDS

In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-05, *"Comprehensive Income (Topic 220): Presentation of Comprehensive Income,"* which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective for the Company beginning in fiscal 2013. The Company does not expect the guidance to impact its consolidated financial statements, as it only requires a change in the format of presentation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Collectively, the Company's exposure to market risk factors is not significant and has not materially changed from February 26, 2011.

Foreign Currency Risk

Though the majority of the Company's inventory purchases are made in U.S. dollars in order to limit its exposure to foreign currency fluctuations, the Company, from time to time, enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company operates stores in Canada and is subject to fluctuations in currency conversion rates related to those operations. On occasion, the Company may consider utilizing contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under the applicable accounting guidance. Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales. At February 25, 2012, there were no material outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds.

Interest Rate Risk

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The interest rate exposure on the Company's secured credit facility and industrial revenue bonds is based upon variable interest rates and therefore is affected by changes in market interest rates. As of February 25, 2012, the Company had $9.5 million in long-term debt outstanding related to its industrial revenue bonds and no cash borrowings outstanding on its secured credit facility. A hypothetical 10% adverse change in the interest rates applicable to either or both of these variable rate instruments would have a negligible impact on the Company's earnings and cash flows.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of February 25, 2012 and February 26, 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 25, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at February 25, 2012 and February 26, 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 25, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pier 1 Imports, Inc.'s internal control over financial reporting as of February 25, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 25, 2012

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended		
	2012	2011	2010
Net sales	$ 1,533,611	$ 1,396,470	$ 1,290,852
Cost of sales	882,449	841,083	850,438
Gross profit	651,162	555,387	440,414
Selling, general and administrative expenses	475,162	431,900	421,179
Depreciation and amortization	21,240	19,739	22,488
Operating income (loss)	154,760	103,748	(3,253)
Nonoperating (income) and expenses:			
Interest, investment income and other	(12,434)	(5,164)	(9,376)
Interest expense	3,087	5,368	23,726
Gain on retirement of debt	-	-	(49,654)
	(9,347)	204	(35,304)
Income before income taxes	164,107	103,544	32,051
Income tax (benefit) provision	(4,831)	3,419	(54,796)
Net income	$ 168,938	$ 100,125	$ 86,847
Earnings per share:			
Basic	$ 1.50	$ 0.86	$ 0.86
Diluted	$ 1.48	$ 0.85	$ 0.86
Average shares outstanding during period:			
Basic	112,534	116,466	100,715
Diluted	114,390	117,484	100,715

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands except share amounts)

	February 25, 2012	February 26, 2011
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $248,624 and $261,274, respectively	$ 287,868	$ 301,471
Accounts receivable, net of allowance for doubtful accounts of $502 and $688, respectively	16,282	14,814
Inventories	322,482	311,770
Income tax receivable	134	1,043
Prepaid expenses and other current assets	23,548	22,871
Total current assets	650,314	651,969
Properties, net	103,640	64,773
Other noncurrent assets	69,409	26,835
	$ 823,363	$ 743,577
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 63,827	$ 57,421
Gift cards and other deferred revenue	53,123	71,963
Accrued income taxes payable	16,759	232
Other accrued liabilities	111,679	106,739
Total current liabilities	245,388	236,355
Long-term debt	9,500	9,500
Other noncurrent liabilities	74,832	84,870
Shareholders' equity:		
Common stock, $0.001 par, 500,000,000 shares authorized 125,232,000 issued	125	125
Paid-in capital	231,919	243,051
Retained earnings	462,751	293,813
Cumulative other comprehensive loss	(4,473)	(784)
Less - 15,512,000 and 7,748,000 common shares in treasury, at cost, respectively	(196,679)	(123,353)
	493,643	412,852
Commitments and contingencies	-	-
	$ 823,363	$ 743,577

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended		
	2012	2011	2010
Cash flow from operating activities:			
Net income	$ 168,938	$ 100,125	$ 86,847
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation and amortization	30,949	33,806	33,335
Loss (gain) on disposal of fixed assets	610	(1,619)	246
Loss on impairment of fixed assets and other long-lived assets	-	503	-
Stock-based compensation expense	6,199	4,706	3,782
Deferred compensation	5,612	4,237	3,736
Lease termination expense	1,889	1,599	7,693
Deferred income taxes	(41,915)	-	-
Amortization of credit card deferred revenue	(22,706)	(2,855)	-
Amortization of deferred gains	(13,938)	(8,498)	(7,777)
Gain on retirement of convertible bonds	-	-	(49,654)
Charges related to the conversion of the convertible debt	-	-	18,308
Other	1,389	4,452	3,109
Change in cash from:			
Inventories	(10,712)	1,726	2,835
Accounts receivable, prepaid expenses and other assets	(8,983)	(7,468)	8,097
Income tax receivable	909	(482)	1,588
Proceeds from an adjustment to the proprietary credit card agreement	-	28,326	-
Accounts payable and accrued expenses	7,453	(7,207)	(28,341)
Accrued income taxes payable	16,527	(2,966)	533
Make whole interest provision	-	-	(13,782)
Net cash provided by operating activities	142,221	148,385	70,555
Cash flow from investing activities:			
Capital expenditures	(62,316)	(31,049)	(5,246)
Proceeds from disposition of properties	1,350	11,146	730
Proceeds from sale of restricted investments	471	3,876	3,897
Purchase of restricted investments	(1,575)	(3,944)	(3,654)
Collection of note receivable	-	6,250	1,500
Net cash used in investing activities	(62,070)	(13,721)	(2,773)
Cash flow from financing activities:			
Purchases of treasury stock	(100,000)	-	-
Proceeds from stock options exercised, stock purchase plan and other, net	9,343	4,972	333
Repayment of long-term debt	-	(26,077)	-
Retirement of convertible bonds	-	-	(31,593)
Debt issuance costs	(3,097)	-	(4,408)
Net cash used in financing activities	(93,754)	(21,105)	(35,668)
Change in cash and cash equivalents	(13,603)	113,559	32,114
Cash and cash equivalents at beginning of period	301,471	187,912	155,798
Cash and cash equivalents at end of period	$ 287,868	$ 301,471	$ 187,912
Supplemental cash flow information:			
Interest paid [(1)]	$ 4,812	$ 6,015	$ 20,557
Income taxes paid	$ 18,751	$ 7,342	$ 1,962

[(1)] Interest paid in fiscal 2010 includes $13,782 in make-whole interest related to the conversion of the Company's convertible debt. See Note 5 of the Notes to Consolidated Financial Statements for further information regarding this payment.

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock				Cumulative Other		Total
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders' Equity
Balance February 28, 2009	89,874	$ 101	$ 214,004	$ 106,841	$ (1,195)	$ (175,490)	$ 144,261
Comprehensive loss:							
Net income	-	-	-	86,847	-	-	86,847
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	509	-	509
Currency translation adjustments	-	-	-	-	(13)	-	(13)
Comprehensive income							87,343
Stock-based compensation expense	300	-	(1,018)	-	-	4,800	3,782
Stock purchase plan, directors deferred, and other	960	-	(15,900)	-	-	16,233	333
Reclassification of equity portion of convertible debt	-	-	2,818	-	-	-	2,818
Beneficial conversion feature of convertible debt	-	-	3,343	-	-	-	3,343
Conversion of convertible debt	24,453	24	61,230	-	-	-	61,254
Balance February 27, 2010	115,587	125	264,477	193,688	(699)	(154,457)	$ 303,134
Comprehensive income:							
Net income		-	-	100,125	-	-	100,125
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	(1,926)	-	(1,926)
Currency translation adjustments	-	-	-	-	1,841	-	1,841
Comprehensive income							100,040
Stock-based compensation expense	979	-	(10,970)	-	-	15,676	4,706
Exercise of stock options, directors deferred, stock purchase plan and other	918	-	(10,456)	-	-	15,428	4,972
Balance February 26, 2011	117,484	125	243,051	293,813	(784)	(123,353)	$ 412,852
Comprehensive income:							
Net income		-	-	168,938	-	-	168,938
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	(1,639)	-	(1,639)
Currency translation adjustments	-	-	-	-	(2,050)	-	(2,050)
Comprehensive income							165,249
Purchases of treasury stock	(9,499)	-	-	-	-	(100,000)	(100,000)
Stock-based compensation expense	820	-	(6,859)	-	-	13,058	6,199
Exercise of stock options, stock purchase plan, and other	915	-	(4,273)	-	-	13,616	9,343
Balance February 25, 2012	109,720	125	231,919	462,751	(4,473)	(196,679)	493,643

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts, with retail stores located in the United States and Canada. Additionally, the Company has merchandise primarily in "store within a store" locations in Mexico and El Salvador that are operated by Sears Operadora de Mexico, S.A. de C.V. and Corporacion de Tiendas Internationales, S.A. de C.V., respectively.

Basis of consolidation – The consolidated financial statements of the Company include the accounts of all subsidiary companies, and all intercompany transactions and balances have been eliminated.

Segment information – The Company is a specialty retailer that offers a broad range of products in its stores and conducts business as one operating segment. The Company's domestic operations provided 91.1%, 90.5% and 90.9% of its net sales, with 8.2%, 8.8% and 8.6% provided by stores in Canada, and the remainder from royalties primarily received from Sears Operadora de Mexico S.A. de C.V. during fiscal 2012, 2011 and 2010, respectively. As of February 25, 2012, February 26, 2011 and February 27, 2010, $5,061,000, $1,709,000 and $1,749,000, respectively, of the Company's long-lived assets were located in Canada. There were no long-lived assets in Mexico or El Salvador during any period.

Use of estimates – Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal periods – The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday closest to February 28th. Fiscal 2012 ended February 25, 2012, fiscal 2011 ended February 26, 2011 and fiscal 2010 ended February 27, 2010, all of which contained 52 weeks.

Cash and cash equivalents, including temporary investments – The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents, except for those investments that are restricted and have been set aside in a trust to satisfy retirement obligations. As of February 25, 2012 and February 26, 2011, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $248,624,000 and $261,274,000, respectively. The effect of foreign currency exchange rate fluctuations on cash was not material.

Translation of foreign currencies – Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income (loss). As of February 25, 2012, February 26, 2011, and February 27, 2010, the Company had cumulative other comprehensive income (loss) balances of ($386,000), $1,664,000 and ($177,000), respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2012, 2011 and 2010 resulted in other comprehensive income (loss), net of tax, as applicable, of ($2,050,000), $1,841,000 and ($13,000), respectively. Taxes on the portion of its cumulative currency translation adjustment considered not to be permanently reinvested abroad were insignificant in fiscal 2012, 2011 and 2010.

Concentrations of risk – The Company has risk of concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative merchandise sources could be procured over a reasonable period of time. Pier 1 Imports sells merchandise imported from many countries, with approximately

57.5% of its sales derived from merchandise produced in China, approximately 12.4% derived from merchandise produced in India, and approximately 20.3% collectively derived from merchandise produced in Vietnam, Indonesia, and the United States. The remaining sales were from merchandise produced in various other countries around the world.

Financial instruments – The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no assets or liabilities with a fair value significantly different from the recorded value as of February 25, 2012 or February 26, 2011.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

From time to time, the Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased to cover a portion of commitments to buy merchandise for resale. The Company also, on occasion, uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At February 25, 2012 and February 26, 2011, there were no material outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds. For financial accounting purposes, the Company does not designate such contracts as hedges. Thus, changes in the fair value of both types of forward contracts would be included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

When the Company enters into forward foreign currency exchange contracts, it enters into them with major financial institutions and monitors its positions with, and the credit quality of, these counterparties to such financial instruments.

Accounts Receivable – The Company's accounts receivable are stated at carrying value less an allowance for doubtful accounts. These receivables consist largely of third-party credit card receivables for which collection is reasonably assured. The remaining receivables are periodically evaluated for collectability, and an allowance for doubtful accounts is recorded as appropriate.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting merchandise to the stores and other direct costs associated with purchasing merchandise.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a reserve for estimated shrinkage since the last physical count, when actual shrinkage was recorded. The reserves for estimated shrinkage at the end of fiscal 2012 and 2011 were $7,016,000 and $6,446,000, respectively.

Properties, maintenance and repairs – Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation related to the Company's distribution centers is included in cost of sales. All other depreciation costs are included in depreciation and amortization and were $21,240,000, $19,739,000 and $22,488,000 in fiscal 2012, 2011 and 2010, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Long-lived assets are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded no impairment charges in fiscal 2012, $0.5 million in impairment charges in fiscal 2011 and no impairment charges in fiscal 2010. Impairment charges were included in selling, general and administrative expenses.

Insurance provision – The Company maintains insurance for workers' compensation and general liability claims with deductibles of $1,000,000 per occurrence. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims loss development factors as well as information obtained from and projections made by the Company's insurance carrier and third party claims administrators. The recorded liabilities for workers' compensation and general liability insurance, including those claims occurring in prior years but not yet settled and reserves for fees, at February 25, 2012 were $17,363,000 and $5,977,000, respectively, compared to $17,749,000 and $5,802,000, respectively, as of February 26, 2011.

Revenue recognition – Revenue is recognized upon customer receipt or delivery for retail sales. A reserve has been established for estimated merchandise returns based upon historical experience and other known factors. The reserves for estimated merchandise returns at the end of fiscal 2012 and 2011 were $2,570,000 and $2,340,000, respectively. The Company's revenues are reported net of discounts and returns, net of sales tax and third-party credit card fees, and include wholesale sales and royalties received from Sears Operadora de Mexico S.A. de C.V. and Corporacion de Tiendas Internationales, S.A. de C.V. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

Cost of sales – Cost of sales includes the cost of the merchandise, buying expenses, costs related to the Company's distribution network, and store occupancy expenses.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates or if regulations change, actual gift card breakage may differ from the amounts recorded. For all periods presented, estimated gift card breakage was recognized 30 months after the original issuance and was $3,785,000, $4,169,000 and $4,648,000 in fiscal 2012, 2011 and 2010, respectively.

Leases – The Company leases certain property consisting principally of retail stores, warehouses, its home office and material handling and office equipment under operating leases expiring through fiscal 2024. Most retail store locations were leased for primary terms of ten years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term, including free rent periods prior to the opening of its stores. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. Construction allowances received from landlords are initially recorded as lease liabilities and amortized as a reduction of rental expense over the primary lease term.

Advertising costs – Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $62,405,000, $55,723,000 and $51,625,000 in fiscal 2012, 2011 and 2010, respectively. Prepaid advertising at the end of fiscal years 2012 and 2011 was $2,008,000 and $2,077,000, respectively.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation increase rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the statement of operations, but recognized in future years over the remaining average service period of plan participants. *See Note 6 of the Notes to Consolidated Financial Statements for further discussion.*

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheet and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of tax exposures for foreign and domestic tax audits. However, negotiations with taxing authorities may yield results different from those currently estimated. *See Note 9 of the Notes to Consolidated Financial Statements for further discussion.*

Earnings per share – Basic earnings per share amounts were determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, and have included the effect, if dilutive, of the Company's weighted average number of stock options outstanding and shares of unvested restricted stock.

Earnings per share amounts were calculated as follows (in thousands except per share amounts):

	2012	2011	2010
Net Income	$ 168,938	$ 100,125	$ 86,847
Weighted average shares outstanding:			
Basic	112,534	116,466	100,715
Effect of dilutive stock options	1,214	454	-
Effect of dilutive restricted stock	642	564	-
Diluted	114,390	117,484	100,715
Earnings per share:			
Basic	$ 1.50	$ 0.86	$ 0.86
Diluted	$ 1.48	$ 0.85	$ 0.86

A total of 2,968,250, 3,903,875 and 10,424,035 outstanding stock options and shares of unvested restricted stock were excluded from the computation of the fiscal 2012, 2011 and 2010, respectively, earnings per share as the effect would be antidilutive.

Stock-based compensation – The Company's stock-based compensation relates to stock options, restricted stock awards and director deferred stock units. Accounting guidance requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted. Compensation expense is recognized for any unvested stock option awards and restricted stock awards on a straight-line basis or ratably over the requisite service period. Stock option exercise prices equal the fair market value of the shares on the date of the grant. The fair value of stock options is calculated using a Black-Scholes option pricing model. For restricted stock awards, compensation expense is measured and recorded using the closing price of the Company's stock on the date of grant. If the date of grant for stock options or restricted stock awards occurs on a day when the Company's stock is not traded, the closing price on the last trading day before the date of grant is used. The Company records compensation expense for stock-based awards with a performance condition when it is probable that the condition will be achieved. The compensation expense ultimately recognized, if any, related to these awards will equal the grant date fair value for the number of shares for which the performance condition has been satisfied.

The Company estimates forfeitures based on its historical forfeiture experience, and adjusts forfeiture estimates based on actual forfeiture experience for all awards with service conditions. The effect of any forfeiture adjustments was insignificant.

Adoption of new accounting standards – In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-05, *"Comprehensive Income (Topic 220): Presentation of Comprehensive Income,"* which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective for the Company beginning in fiscal 2013. The Company does not expect the guidance to impact its consolidated financial statements, as it only requires a change in the format of presentation.

NOTE 2 – PROPERTIES

Properties are summarized as follows at February 25, 2012 and February 26, 2011 (in thousands):

	2012	2011
Land	$ 4,256	$ 4,776
Buildings	12,396	12,994
Equipment, furniture, fixtures and other	277,247	250,797
Leasehold improvements	176,069	167,776
Computer software	87,821	76,764
Projects in progress	7,241	4,179
	565,030	517,286
Less accumulated depreciation and amortization	461,390	452,513
Properties, net	$ 103,640	$ 64,773

NOTE 3 – OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at February 25, 2012 and February 26, 2011 (in thousands):

	2012	2011
Accrued payroll and other employee-related liabilities	$ 65,758	$ 55,540
Accrued taxes, other than income	19,965	20,414
Rent-related liabilities	10,064	11,100
Other	15,892	19,685
Other accrued liabilities	$ 111,679	$ 106,739
Rent-related liabilities	$ 19,090	$ 23,401
Deferred gains	7,574	18,204
Retirement benefits	31,754	25,098
Other	16,414	18,167
Other noncurrent liabilities	$ 74,832	$ 84,870

NOTE 4 – COSTS ASSOCIATED WITH EXIT ACTIVITIES

As part of the ordinary course of business, the Company terminates leases prior to their expiration when certain stores or distribution center facilities are closed or relocated as deemed necessary by the evaluation of its real estate portfolio. These decisions are based on store profitability, lease renewal obligations, relocation space availability, local market conditions and prospects for future profitability. In connection with these lease terminations, the Company has recorded estimated liabilities to cover the termination costs. At the time of closure, neither the write-off of fixed assets nor the write-down of inventory related to such stores was material. Additionally, employee severance costs associated with these closures were not significant. The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. Revisions during the periods presented relate to changes in estimated buyout terms or subtenant receipts expected on closed facilities. Expenses related to lease termination obligations are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The following table represents a rollforward of the liability balances for the three fiscal years ended February 25, 2012 (in thousands):

	Lease Termination Obligations
Balance at February 28, 2009	$ 4,998
Original charges	4,942
Revisions	2,751
Cash payments	(7,790)
Balance at February 27, 2010	4,901
Original charges	154
Revisions	1,445
Cash payments	(2,769)
Balance at February 26, 2011	3,731
Original charges	-
Revisions	1,889
Cash payments	(2,058)
Balance at February 25, 2012	$ 3,562

NOTE 5 – LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt consisted entirely of industrial revenue bonds at February 25, 2012 and February 26, 2011. The Company's industrial revenue bond loan agreements have been outstanding since 1987. Proceeds were used to construct warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. During fiscal 2011, the Company repaid $9,500,000 of industrial revenue bonds related to the distribution center near Chicago, Illinois with proceeds received from the sale of that facility earlier in the year. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rate, including standby letter of credit fees, was 2.7%, 3.8% and 3.2% for fiscal 2012, 2011 and 2010, respectively.

In February 2006, the Company issued $165,000,000 of convertible debt. During fiscal 2010, the Company completed several transactions related to this convertible debt which reduced the total balance to $16,435,000 at the end of fiscal 2010. These transactions included the repurchase of a portion of the debt, an exchange of the debt for new convertible debt, and the subsequent voluntary conversion of the new debt into common stock. As a result, the Company recorded gains of $49,654,000 and issued 24,453,065 shares of its common stock. The Company also incurred non-operating charges of $18,308,000 and paid cash of $13,782,000 for make-whole interest in connection with the conversion. During the fourth quarter of fiscal 2011, the remaining convertible debt and any accrued interest were paid in full. As of February 25, 2012 and February 26, 2011, the Company had no outstanding convertible debt.

The Company's remaining long-term debt matures as follows (in thousands):

Fiscal Year	Debt
2013	-
2014	-
2015	-
2016	-
Thereafter	9,500
Total debt	$ 9,500

The Company has a $300,000,000 secured credit facility with a $100,000,000 accordion feature. Provided that there is no default and no default would occur as a result thereof, the Company may request that the facility be increased to an amount not to exceed $400,000,000. This facility matures in April 2016 and is secured by the Company's eligible merchandise inventory and third-party credit card receivables. At the Company's option, borrowings will bear interest, payable quarterly or, if earlier, at the end of each interest period, at either (a) the LIBOR plus a spread varying from 175 to 225 basis points per year, depending on the amount then borrowed under the facility, or (b) the prime rate plus a spread varying from 75 to 125 basis points per year, depending on the amount then borrowed under the facility The Company pays a fee ranging from 175 to 225 basis points per year for standby letters of credit depending on the average daily availability as defined by the agreement, 87.5 to 112.5 basis points per year for trade letters of credit, and a commitment fee of 37.5 basis points per year for any unused amounts. As of February 25, 2012, the fee for standby letters of credit was 200 basis points per year and 100 basis points per year for trade letters of credit. In addition, the Company will pay, when applicable, letter of credit fronting fees on the amount of letters of credit outstanding.

The facility includes a requirement that the Company maintain minimum availability equal to the greater of 10% of the line cap, as defined by the facility, or $20,000,000. The Company's secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300,000,000 or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300,000,000 or the calculated borrowing base.

During fiscal 2012, 2011 and 2010, the Company had no cash borrowings under this facility. As of February 25, 2012, the Company's borrowing base, as defined by the agreement, was $255,572,000. This borrowing base calculation was subject to advance rates and commercially reasonable availability reserves. As of February 25, 2012, the Company utilized approximately $43,354,000 in letters of credit and bankers' acceptances against the secured credit facility. Of the outstanding balance, approximately $376,000 related to trade letters of credit and bankers acceptances for merchandise purchases, $25,475,000 related to standby letters of credit for the Company's workers' compensation and general liability insurance policies, $9,715,000 related to standby letters of credit related to the Company's industrial revenue bonds, and $7,788,000 related to other miscellaneous standby letters of credit. After excluding the $43,354,000 in utilized letters of credit and bankers' acceptances from the borrowing base, $212,218,000 remained available for cash borrowings.

NOTE 6 – EMPLOYEE BENEFIT PLANS

The Company offers a qualified defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. During fiscal

2012, 2011 and 2010, employees contributing 1% to 5% of their compensation received a matching Company contribution of up to 3%. Company contributions to the plan were $1,869,000, $2,286,000 and $1,823,000 in fiscal 2012, 2011 and 2010, respectively.

In addition, the Company offers non-qualified deferred compensation plans for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for these non-qualified plans was $744,000, $576,000 and $508,000 for fiscal 2012, 2011 and 2010, respectively. The Company has trusts established for the purpose of setting aside funds to be used to settle certain obligations of these non-qualified deferred compensation plans, and contributed $1,526,000 and used $423,000 to satisfy a portion of retirement obligations during fiscal 2012. The Company also contributed $1,172,000 and used $1,104,000 to satisfy a portion of retirement obligations during fiscal 2011. As of February 25, 2012 and February 26, 2011, the trusts' assets included investments with an aggregate value of $1,215,000 and $74,000, respectively. The investments were held in money market funds and mutual funds. All investments held in the trusts are valued at fair value using Level 1 Inputs, which are unadjusted quoted prices in active markets for identical assets or liabilities. The Company has accounted for these restricted investments as trading securities. As of February 25, 2012 and February 26, 2011, the trust assets also consisted of life insurance policies with cash surrender values of $6,333,000 and $5,523,000 and death benefits of $13,090,000 and $11,262,000, respectively. The trust assets are restricted and may only be used to satisfy obligations to plan participants. The Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. At the discretion of the Board of Directors such policies could be contributed to these trusts or to the trusts established for the purpose of setting aside funds to be used to satisfy obligations arising from supplemental retirement plans described below. The cash surrender value of these unrestricted policies was $17,150,000 at February 25, 2012, and the death benefit was $25,980,000. These cash surrender values are carried in the Company's consolidated financial statements in other non-current assets.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. The Company recorded expenses related to the Plans of $2,759,000, $2,458,000 and $2,484,000 in fiscal 2012, 2011 and 2010, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the defined benefit plan obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consist of interest bearing investments in the amount of $17,000 that are included in other noncurrent assets at both February 25, 2012 and February 26, 2011. These investments are restricted and may only be used to satisfy retirement obligations to certain participants. The Company has accounted for these restricted investments as available-for-sale securities. Cash contributions of $0 and $2,772,000 were made to the trust in fiscal 2012 and 2011, respectively. Any future contributions will be made at the discretion of the Board of Directors. Restricted investments from the trust were sold to fund retirement benefits of $0 and $2,772,000 in fiscal 2012 and 2011, respectively. Funds from the trust will be used to fund or partially fund benefit payments. The Company expects to pay $897,000 during fiscal 2013, $129,000 during fiscal 2014, $15,151,000 during fiscal 2015, $129,000 during fiscal 2016, $3,358,000 during fiscal 2017 and $7,366,000 during fiscal years 2018 through 2022.

Measurement of obligations for the Plans is calculated as of each fiscal year end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of February 25, 2012 and February 26, 2011 (in thousands):

	2012	2011
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 18,377	$ 17,091
Service cost	1,118	1,121
Interest cost	779	674
Actuarial loss	3,363	2,351
Benefits paid (including settlements)	(118)	(2,860)
Projected benefit obligation, end of year	$ 23,519	$ 18,377
Reconciliation of funded status:		
Projected benefit obligation	$ 23,519	$ 18,377
Plan assets	-	-
Funded status	$ (23,519)	$ (18,377)
Accumulated benefit obligation	$ (23,519)	$ (18,377)
Amounts recognized in the balance sheets:		
Current liability	$ (897)	$ (118)
Noncurrent liability	(22,622)	(18,259)
Accumulated other comprehensive loss, pre-tax	7,189	4,688
Net amount recognized	$ (16,330)	$ (13,689)
Cumulative other comprehensive loss, net of taxes of $4,266 and $3,291 in fiscal 2012 and 2011, respectively	$ 2,923	$ 1,397
Weighted average assumptions used to determine:		
Benefit obligation, end of year:		
Discount rate	3.25%	4.25%
Lump-sum conversion discount rate	5.00%	5.00%
Rate of compensation increase (1)	0.00%	0.00%
Net periodic benefit cost for years ended:		
Discount rate	4.25%	4.75%
Lump-sum conversion discount rate	5.00%	5.00%
Rate of compensation increase (1)	0.00%	0.00%

(1) The rate of compensation increase shown above reflects no increase anticipated for fiscal 2013. An increase of 3.0% was assumed for fiscal years 2014 and thereafter.

Net periodic benefit cost included the following actuarially determined components during fiscal 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Service cost	$ 1,118	$ 1,121	$ 897
Interest cost	779	674	764
Amortization of unrecognized prior service cost	410	410	410
Amortization of net actuarial loss	452	108	20
Settlement charges	-	145	40
Curtailment charge	-	-	353
Net periodic benefit cost	$ 2,759	$ 2,458	$ 2,484

As of February 25, 2012 and February 26, 2011, accumulated other comprehensive loss included amounts that had not been recognized as components of net periodic benefit cost related to prior service cost of $1,555,000 and $1,965,000, and net actuarial loss of $5,634,000 and $2,723,000, respectively. During fiscal 2012, $3,363,000 was recognized in other comprehensive income related to net actuarial loss for the period. The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic cost in fiscal 2013 are $410,000 and $1,389,000, respectively.

NOTE 7 – MATTERS CONCERNING SHAREHOLDERS' EQUITY

On March 23, 2006, the Board of Directors approved the adoption of the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan was approved by the shareholders on June 22, 2006. The aggregate number of shares available for issuance under the 2006 Plan included a new authorization of 1,500,000 shares, plus shares (not to exceed 560,794 shares) that remained available for grant under the Pier 1 Imports, Inc. 1999 Stock Plan (the "1999 Stock Plan") and the Pier 1 Imports, Inc. Management Restricted Stock Plan, increased by the number of shares (not to exceed 11,186,150 shares) subject to outstanding awards on March 23, 2006, under these prior plans that cease to be subject to such awards. As of February 25, 2012, there were a total of 4,291,874 shares available for grant under the 2006 Plan.

Stock option grants – On January 27, 2007, the Board of Directors approved an employment agreement effective February 19, 2007 for the Company's President and Chief Executive Officer (the "CEO"). Under the employment agreement, the CEO received stock option grants. As of February 25, 2012, outstanding options covering 2,000,000 shares were exercisable. The options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by the Company.

During fiscal 2012, the Board of Directors approved stock options grants under the 2006 Plan of 6,600 shares. As of February 25, 2012, and February 26, 2011, outstanding options covering 932,275 and 1,181,325 shares were exercisable under the 2006 Plan, respectively. Options were granted at exercise prices equal to the fair market value of the Company's common stock at the date of grant. Employee options issued under the 2006 Plan vest over a period of four years and have a term of ten years from the grant date. The employee options are fully vested upon death, disability or retirement of the employee. The 2006 Plan's administrative committee also has the discretion to take certain actions with respect to stock options, such as accelerating the vesting, upon certain corporate changes (as defined in the 2006 Plan). Non-employee director options are fully vested on the date of grant, and are exercisable for a period of ten years.

The 1999 Stock Plan provided for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. The 1999 Stock Plan provided that a maximum of 14,500,000 shares of common stock could be issued under the 1999 Stock Plan, of which not more than 250,000 shares could be issued under the Director Deferred Stock Program. The options issued to employees vest equally over a period of four years, while non-employee directors' options were fully vested on the date of grant. Both options have a term of ten years from the grant date. The employee options are fully vested upon death, disability, or retirement of an employee, or under certain conditions, such as a change in control of the Company, unless the Board of Directors determines otherwise prior to a change of control event. As of February 25, 2012, there were no shares available for grant under the 1999 Stock Plan. All future stock option grants will be made from shares available under the 2006 Plan. Additionally, outstanding options covering 2,430,250 and 3,452,125 shares were exercisable under the 1999 Stock Plan at fiscal years ended 2012 and 2011, respectively.

Under the Pier 1 Imports, Inc. 1989 Employee Stock Option Plan, options vest over a period of four to five years and have a term of ten years from the grant date. As of February 25, 2012 and February 26, 2011, outstanding options covering 258,000 and 264,000 shares were exercisable, respectively. As a result of the expiration of the plan during fiscal 2005, no shares are available for future grant.

A summary of stock option transactions related to the Company's stock option grants during the three fiscal years ended February 25, 2012 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Exercisable Shares	
				Number of Shares	Weighted Average Exercise Price
Outstanding at February 28, 2009	11,709,925	13.09		10,385,625	13.72
Options granted	1,000,000	6.69	0.33		
Options exercised	-	-			
Options cancelled or expired	(3,523,700)	13.17			
Outstanding at February 27, 2010	9,186,225	12.36		7,440,275	13.62
Options granted	6,000	8.64	7.16		
Options exercised	(588,000)	7.77			
Options cancelled or expired	(1,394,075)	15.43			
Outstanding at February 26, 2011	7,210,150	12.14		6,897,450	12.36
Options granted	6,600	11.47	9.43		
Options exercised	(893,275)	7.97			
Options cancelled or expired	(588,000)	18.23			
Outstanding at February 25, 2012	5,735,475	12.16		5,620,525	12.26

For options outstanding at February 25, 2012

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares Currently Exercisable	Weighted Average Exercise Price-Exercisable Shares
$4.24 - $6.69	2,060,000	$ 6.65	5.02	2,052,500	$ 6.66
$7.42 - $11.27	985,625	7.60	5.13	884,775	7.61
$11.47 - $17.25	1,288,600	16.10	2.56	1,282,000	16.13
$18.49 - $21.00	1,401,250	19.87	1.07	1,401,250	19.87

As of February 25, 2012, the weighted average remaining contractual term for outstanding and exercisable options was 3.52 years and 3.46 years, respectively. The aggregate intrinsic value for outstanding and exercisable options was $29,972,000 and $28,946,000, respectively, at fiscal 2012 year end. The total intrinsic value of options exercised for the fiscal years 2012, 2011 and 2010 was approximately $3,557,000, $1,185,000 and $0, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair value of options granted during the respective period was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2012	2011	2010
Weighted average fair value of options granted	$9.43	$7.16	$0.33
Risk-free interest rates	2.31%	2.65%	1.70%
Expected stock price volatility	117.52%	118.88%	112.05%
Expected dividend yields	0.00%	0.00%	0.00%
Weighted average expected lives	5 years	5 years	4 years

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates.

At February 25, 2012, there was approximately $191,000 of total unrecognized compensation expense related to unvested stock option awards. This expense is expected to be recognized over a weighted average period of 1.2 years. The Company recorded stock-based compensation expense related to stock options of approximately $462,000, $904,000, and $2,020,000 in fiscal 2012, 2011 and 2010, respectively.

A summary of the Company's nonvested options as of February 25, 2012 is as follows:

	Options	Weighted Average Grant Date Fair Value
Nonvested at February 26, 2011	312,700	$ 3.43
Granted	6,600	9.43
Vested	(199,350)	3.37
Cancelled	(5,000)	3.48
Nonvested at February 25, 2012	114,950	$ 3.88

Restricted stock grants – On December 15, 2009, the Board of Directors approved a renewal and extension of the CEO's initial employment agreement dated February 19, 2007, which provided that a total of 1,500,000 shares of restricted stock would be awarded over a period of more than three years. On December 18, 2009, the Company granted 375,000 time-based restricted shares that vest equally over a three-year period on the anniversary date of the grant. On the first day of the 2011, 2012 and 2013 fiscal years the Company granted the CEO 187,500 service-based awards that vest equally over a three-year period on the last day of each respective fiscal year. In accordance with the accounting guidance on equity compensation, all 937,500 shares of the time-based restricted stock included in the renewed and extended employment agreement were granted for accounting purposes as of the date of the agreement, or December 15, 2009. As of February 25, 2012, 750,000 of these shares have been actually granted to the CEO; however, the Company granted the remaining 187,500 shares on February 26, 2012 in accordance with his employment agreement.

On the first day of the 2011, 2012 and 2013 fiscal years the Company granted the CEO 187,500 performance-based shares of restricted stock that vest equally over a period of three fiscal years if the Company achieves certain fiscal year performance targets as defined by the renewed and extended agreement. Shares that do not vest because the performance target is not met during one fiscal year may vest in future fiscal years if certain aggregate levels of performance targets are achieved. The vesting of performance-based shares will occur on the date the Company's Form 10-K is filed with the Securities and Exchange Commission for each respective fiscal year. In accordance with accounting guidelines, only one-third of the fiscal 2012 performance-based shares had a grant date in fiscal 2012 because the performance targets for future fiscal years had not been established. The CEO must be employed by the Company on the last day of each respective fiscal year in order for both the time-based and performance-based shares to vest. These shares could also vest under certain termination events.

During fiscal 2012, the Company granted long-term incentive awards under the 2006 Plan to employees. The fiscal 2012 long-term incentive awards were comprised of restricted stock grants that were equally divided between time-based and performance-based shares. The time-based shares vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed on the vesting date. The performance-based shares vest 33% upon the Company satisfying a certain performance target in fiscal 2012, and will vest 33% and 34% for each of the following two fiscal years, respectively, upon the Company satisfying a certain performance target for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon the participant being employed on the date of filing of the Company's annual report on Form 10-K with the SEC for the applicable fiscal year. Over each three-year performance (vesting) period, if a performance target is not satisfied in any fiscal year, those shares that do not vest may still vest if the sum of consecutive years' actual performance equals or exceeds the sum of the individual consecutive fiscal year performance targets.

As of February 25, 2012 and February 26, 2011, the Company had 1,681,278 and 1,657,984 unvested shares of restricted stock awards outstanding, respectively. During fiscal 2012, 671,600 shares of restricted stock were granted, 609,581 shares of restricted stock vested, and 38,725 shares of restricted stock were cancelled. During fiscal 2011, 836,000 shares of restricted stock were granted, 371,612 shares of restricted stock vested, and 44,214 shares of restricted stock were cancelled. The weighted average fair market value at the date of grant of the restricted stock shares granted during fiscal 2012 was $10.79 and is being expensed over the requisite service period. This amount does not include performance-based restricted shares that the Company will begin expensing in future fiscal years when performance targets are set, but does include performance-based restricted shares granted in the previous fiscal year that were based on a fiscal 2012 performance target which the Company began expensing in fiscal 2012.

Compensation expense for restricted stock was $5,737,000, $3,802,000, and $1,762,000 in fiscal 2012, 2011 and 2010, respectively. As of February 25, 2012, there was $5,299,000 of total unrecognized compensation expense related to restricted stock that will be recognized over a weighted average period of 1.28 years. The total fair value of restricted stock awards vested was $8,016,000, $2,454,000 and $1,648,000 in fiscal 2012, 2011 and 2010, respectively.

The Company recognized a tax benefit related to stock-based compensation of $1,679,000 during fiscal 2012 and no net tax benefit during fiscal years 2011 or 2010 as a result of the Company's valuation allowance on all deferred tax assets. *See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of income taxes.*

Director deferred stock units – The 2006 Plan and the 1999 Stock Plan also authorize director deferred stock unit awards to non-employee directors. During fiscal 2012, directors could elect to defer all or a portion of their director's cash fees into a deferred stock unit account. The annual retainer fees deferred (other than committee chairman and chairman of the board annual retainers) received a 25% matching contribution from the Company in the form of director deferred stock units. As of February 25, 2012 and February 26, 2011, there were 800,670 shares and 747,262 shares deferred, but not delivered, under the 2006 Plan and the 1999 Stock Plan, respectively. All future deferred stock unit awards will be from shares available for grant under the 2006 Plan. During fiscal 2012, approximately 53,409 director deferred stock units were granted and no units were delivered or cancelled. Compensation expense for the director deferred stock awards was $642,000, $579,000 and $149,000 in fiscal 2012, 2011 and 2010, respectively.

Stock purchase plan – Substantially all Company employees and all non-employee directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of participants at market prices through regular payroll deductions. Each employee may contribute up to 20% of the eligible portions of compensation. The Company contributes an amount equal to 25% of the employee's contributions. Company contributions to the plan were $342,000, $179,000 and $16,000 in fiscal years 2012, 2011 and 2010, respectively. The Company's stock purchase plan was suspended during portions of fiscal years 2011 and 2010.

Preferred Stock – On July 1, 2009, the shareholders of the Company approved an amendment to increase the authorized number of Pier 1 Imports' shares of preferred stock from 5,000,000 shares to 20,000,000 shares; to shorten the description of the authority of the Board of Directors to issue such shares; and to eliminate the terms and provisions of the Formula Rate Preferred Stock from the Certificate of Incorporation. As of February 25, 2012, all 20,000,000 shares of preferred stock were available for future issuance.

Dividends – On April 5, 2012, subsequent to year end, the Company's Board of Directors declared a $0.04 per share quarterly cash dividend on the Company's outstanding shares of common stock. The $0.04 quarterly cash dividend will be paid on May 2, 2012 to shareholders of record on April 18, 2012.

Shares reserved for future issuances – As of February 25, 2012, the Company had approximately 10,828,019 shares of common stock reserved for future issuances under the stock plans. This amount includes stock options outstanding, director deferred stock units and shares available for future grant.

Share repurchase plan – On March 25, 2011, the Board of Directors authorized an initial $100,000,000 for repurchases of the Company's common stock. As of September 6, 2011, the Company had completed this $100,000,000 initial share repurchase program and purchased a total of 9,498,650 shares of its common stock at a weighted average cost of $10.53 per share. On October 13, 2011, the Board of Directors authorized a new $100,000,000 share repurchase program and $100,000,000 remained available for repurchase at the end of fiscal 2012. Subsequent to year end, the Company utilized a total of $15,160,000 to repurchase 845,400 shares of the Company's common stock at a weighted average price per share, including fees, of $17.93 and as of April 20, 2012, $84,840,000 remained available for repurchase.

NOTE 8 – PROPRIETARY CREDIT CARD INFORMATION

During fiscal 2007, the Company sold its proprietary credit card operations to Chase Bank USA, N.A. ("Chase"). The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts, and the common stock of Pier 1 National Bank. The Company received cash proceeds for the majority of the sales price and was entitled to receive additional proceeds of $10,750,000, plus any accrued interest, over the life of a long-term program agreement. In fiscal 2012, 2011 and 2010, the Company received payments related to this agreement of $0, $6,250,000 and $1,500,000, respectively. In addition, the Company and Chase entered into a private-label credit card program agreement with an original term of ten years. Under this agreement, the Company continued to support the card through marketing programs and receive additional payments over the life of the agreement for transaction level incentives, marketing support and other program terms.

On December 30, 2010, the Company entered into a new program agreement with Chase, effective January 1, 2011, with an original term of 18 months (the term was subsequently reduced to 15 months when conversion to a new provider was completed). In conjunction with this agreement, the Company and Chase terminated the original program agreement between the Company and Chase in consideration of payment to the Company from Chase of $28,326,000 plus all remaining sums due to the Company by Chase. The Company was entitled to future payments over the term of the new program agreement based on revolving credit card sales, and certain other credit and account related matters. In addition, the Company received total payments of $1,574,000, $4,489,000 and $8,738,000 related to these program agreements during fiscal 2012, 2011 and 2010, respectively.

The net deferred gain associated with the original program agreement with Chase is recognized in nonoperating income. The Company recognized $10,880,000, $3,535,000 and $2,052,000 related to this deferred gain in fiscal 2012, 2011 and 2010, respectively. The $28,326,000 in consideration received from Chase also deferred and was being recognized over the new term of the agreement as a component of revenue consistent with the treatment of amounts received under the original program agreement. The Company recognized approximately $22,706,000 and $2,905,000 of this amount in fiscal 2012 and 2011, respectively.

During the third quarter of fiscal 2012, the Company entered into a private-label credit card plan agreement ("Agreement") with a subsidiary of Alliance Data Systems Corporation ("ADS"). The transfer of ownership to ADS of the private-label credit accounts issued under the Company's existing private-label credit card program agreement was completed in the first quarter of fiscal 2013. The Agreement has an initial term of seven years that will automatically extend to a term of ten years if certain performance targets are achieved. The Company will be entitled to future payments over the term of the Agreement based on revolving credit card sales and certain other credit and account related matters.

NOTE 9 – INCOME TAXES

The provision (benefit) for income taxes for each of the last three fiscal years consists of (in thousands):

	2012	2011	2010
Federal:			
Current	$ 32,734	$ (446)	$ (56,263)
Deferred	(34,107)	-	-
State:			
Current	1,659	1,898	1,200
Deferred	(7,808)	-	-
Foreign:			
Current	2,691	1,967	267
Deferred	-	-	-
Total provision (benefit) for income taxes	$ (4,831)	$ 3,419	$ (54,796)

The Company files a U.S. federal income tax return and income tax returns in various states and foreign jurisdictions. The Company recorded and received a federal income tax benefit and refund of $55,856,000 during fiscal 2010, primarily as a result of the *Worker, Homeownership and Business Assistance Act of 2009*. This law allowed businesses with net operating losses incurred in either 2008 or 2009 to elect to carry back such losses up to five years. The Company elected to carry back net operating losses from fiscal 2008 to fiscal years 2003 and 2004. This benefit resulted from the reversal of $55,856,000 of the Company's valuation allowance on its deferred tax asset for its net operating loss carryforwards that were carried back under the new law.

The Internal Revenue Service ("IRS") completed its examination of fiscal years 2003 through 2007 during the first quarter of fiscal 2010. However, as a result of the federal income tax benefit and refund discussed above, fiscal years 2003 and 2004 were reopened for examination by the IRS. During fiscal 2011, the IRS completed its examination of fiscal years 2003, 2004 and 2008. As a result of the completion of these audits, the Company received a refund of $387,000, plus interest, during the first quarter of fiscal 2012. There were no adjustments from this examination which resulted in significant permanent differences that had not already been reserved. Late in the fourth quarter of fiscal 2012, the IRS initiated an examination of 2010.

At the end of fiscal 2011, the Company had utilized all federal net operating loss carryforwards.

Deferred tax assets and liabilities at February 25, 2012 and February 26, 2011 were comprised of the following (in thousands):

	2012	2011
Deferred tax assets:		
Deferred compensation	$ 24,404	$ 20,386
Net operating loss carryforward	7,254	9,443
Accrued average rent	9,691	11,546
Properties, net	14,215	26,899
Self insurance reserves	9,310	9,385
Deferred gain on sale of credit card operations	2,281	14,596
Cumulative foreign currency translation	1,860	3,343
Deferred revenue and revenue reserves	5,984	6,882
Foreign and other tax credits	8,159	-
Other	1,811	1,628
Total deferred tax assets	84,969	104,108
Deferred tax liabilities:		
Inventory	(20,561)	(20,456)
Deferred gain on debt repurchase	(19,636)	(19,636)
Other	(315)	(287)
Total deferred tax liabilities	(40,512)	(40,379)
Valuation allowance	(2,978)	(63,729)
Net deferred tax assets	$ 41,479	$ -

During fiscal 2007, the Company recorded a valuation allowance against all deferred tax assets. Taxes arising from the earnings in fiscal 2011 and 2010 were offset by utilization of the Company's federal net operating loss carryforwards. During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed substantially all of its valuation allowance. The remaining $2,978,000 valuation allowance relates to certain states temporarily disallowing the use of net operating loss carryforwards. State net operating losses at February 25, 2012 and February 26, 2011 were $7,254,000 and $9,443,000, respectively. State losses vary as to carryforward position and will expire from fiscal 2013 through fiscal 2028.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2012, 2011 and 2010, and income tax reported in the consolidated statements of operations is as follows (in thousands):

	2012	2011	2010
Tax provision at statutory federal income tax rate	$ 57,437	$ 36,240	$ 11,218
State income taxes, net of federal provision	6,408	3,893	2,475
Decrease in valuation allowance	(60,751)	(38,687)	(81,599)
Foreign income taxes, net of foreign tax credits	2,691	1,967	267
Permanent difference on consolidation of foreign subsidiary for tax filings (1)	-	-	6,381
Non-deductible make-whole interest payment (2)	-	-	5,375
Foreign and other tax credits	(3,429)	-	-
Other, net	(7,187)	6	1,087
Provision (benefit) for income taxes	$ (4,831)	$ 3,419	$(54,796)

(1) The Company chose to change the tax filing status of a foreign subsidiary, and included this subsidiary in its consolidated tax return in fiscal 2010. For federal income tax purposes, this effectively resulted in the repatriation of the foreign subsidiary's accumulated earnings which had not been previously taxed in the United States. This created a permanent difference between reported net income and taxable income.

(2) During fiscal 2010, the Company paid make-whole interest in connection with the voluntary conversion of its convertible debt. This interest is not deductible for federal income tax purposes and resulted in a permanent difference between reported net income and taxable income.

The accounting guidance on uncertainty in income taxes prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. On a quarterly and annual basis, the Company accrues for the effects of open uncertain tax positions. A summary of amounts recorded for unrecognized tax benefits at the beginning and end of fiscal 2012 and 2011 are presented below, in thousands:

Unrecognized Tax Benefits - February 27, 2010	$11,032
Gross increases - tax positions in prior period	270
Gross decreases - tax positions in prior period	-
Settlements	(2,491)
Expiration of statute of limitations	-
Unrecognized Tax Benefits - February 26, 2011	$ 8,811
Gross increases - tax positions in prior period	-
Gross decreases - tax positions in prior period	(80)
Settlements	-
Expiration of statute of limitations	-
Unrecognized Tax Benefits - February 25, 2012	$ 8,731

If the Company were to prevail on all unrecognized tax benefits recorded, this entire reserve for uncertain tax positions would have a favorable impact on the effective tax rate. It is reasonably possible that the majority of the Company's gross unrecognized tax benefits could decrease within the next twelve months due to expiration of the statute of limitations or audit settlements.

Interest associated with unrecognized tax benefits is recorded in nonoperating (income) and expenses. Penalties associated with unrecognized tax benefits are recorded in selling, general and administrative expenses. The Company recorded expenses of $711,000, $424,000 and $1,245,000 related to penalties and interest in fiscal 2012, 2011 and 2010, respectively. The Company had accrued penalties and interest of $5,685,000 and $5,062,000 at February 25, 2012 and February 26, 2011, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Leases – At February 25, 2012, the Company had the following minimum lease commitments and future subtenant receipts in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2013	$ 216,908	$ 613
2014	186,172	566
2015	136,417	366
2016	96,254	132
2017	67,405	132
Thereafter	113,002	44
Total lease commitments	$ 816,158	$1,853

Rental expense incurred was $223,188,000, $217,988,000 and $232,098,000, including contingent rentals of $356,000, $205,000 and $90,000, based upon a percentage of sales, and net of sublease incomes totaling $269,000, $272,000 and $292,000 in fiscal 2012, 2011 and 2010, respectively.

During fiscal 2009, the Company sold its corporate headquarters building and accompanying land to Chesapeake Plaza, L.L.C., an affiliate of Chesapeake Energy Corporation. The Company also entered into a lease agreement to rent office space in the building. The lease had a primary term of seven years, which began on June 9, 2008. This lease was amended on July 1, 2011, extending the term of the lease to expire on June 30, 2020. The related gain on the sale of the property was approximately $23,300,000. As of February 25, 2012, the Company's remaining deferred gain was $8,340,000, the majority of which is included in other noncurrent liabilities, and will be recognized over the remaining original lease term.

Legal matters – There were no significant legal matters in fiscal years 2012 or 2011. During fiscal 2010, the Company received a $10,000,000 payment as a result of a foreign litigation settlement and recorded a gain in other income as a result of the settlement.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

NOTE 11 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended February 25, 2012 and February 26, 2011 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2012	5/28/2011	8/27/2011	11/26/2011	2/25/2012
Net sales	$ 334,603	$ 339,552	$ 382,699	$ 476,757
Gross profit	134,067	134,521	165,490	217,083
Operating income	19,885	23,734	32,872	78,267
Net income [(1)]	14,098	16,638	22,988	115,213
Average shares outstanding - basic	117,300	115,288	108,713	108,835
Average shares outstanding - diluted	119,235	117,085	110,306	110,709
Basic earnings per share [(1)]	.12	.14	.21	1.06
Diluted earnings per share [(1)]	.12	.14	.21	1.04

	Three Months Ended			
Fiscal 2011	5/29/2010	8/28/2010	11/27/2010	2/26/2011
Net sales	$ 306,259	$ 309,869	$ 353,759	$ 426,583
Gross profit	114,397	114,451	144,069	182,470
Operating income	8,266	15,202	21,879	58,401
Net income	7,670	14,384	21,004	57,067
Average shares outstanding - basic	116,197	116,414	116,479	116,773
Average shares outstanding - diluted	116,921	116,923	117,680	118,756
Basic earnings per share	.07	.12	.18	.49
Diluted earnings per share	.07	.12	.18	.48

(1) During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed substantially all of its valuation allowance. *See Management's Discussion and Analysis in Item 7 for further discussion of the financial impact of this change in the valuation allowance. See Note 9 of the Notes to Consolidated Financial Statements for further discussion.*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Company in its reports filed or furnished under the Exchange Act is (a) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is (b) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, an evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 25, 2012. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company's disclosure controls and procedures were effective as of such date.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework. Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of February 25, 2012. Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of February 25, 2012, as stated in their report which is included in this Annual Report on Form 10-K.

/s/ Alexander W. Smith
Alexander W. Smith
President and
Chief Executive Officer

/s/ Charles H. Turner
Charles H. Turner
Senior Executive Vice President and
Chief Financial Officer

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2012 that would have materially affected, or would have been reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Pier 1 Imports, Inc.

We have audited Pier 1 Imports, Inc.'s internal control over financial reporting as of February 25, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 25, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of February 25, 2012 and February 26, 2011 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 25, 2012 of Pier 1 Imports, Inc. and our report dated April 25, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 25, 2012

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding executive officers of the Company required by this item is contained in Part I of this report under the caption "Executive Officers of the Company." Information regarding directors of the Company required by this Item is incorporated by reference to the section entitled "Proposal No. 1 – Election of Directors" set forth in the Company's Proxy Statement for its 2012 Annual Meeting of Shareholders (the "2012 Proxy Statement").

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the 2012 Proxy Statement.

Information regarding the Company's audit committee financial experts and code of ethics and business conduct required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership" set forth in the 2012 Proxy Statement.

No director or nominee for director of the Company has any family relationship with any other director or nominee or with any executive officer of the Company.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the section entitled "Executive Compensation," the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Non-Employee Director Compensation for the Fiscal Year Ended February 25, 2012," the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Person Transactions," and the section entitled "Executive Compensation – Compensation Committee Report," set forth in the 2012 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Management," "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Certain Beneficial Owners," the table entitled "Executive Compensation – Outstanding Equity Awards Table for the Fiscal Year Ended February 25, 2012," and the table entitled "Equity Compensation Plan Information" set forth in the 2012 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Person Transactions" and "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Director Independence" set forth in the 2012 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

Information required by this Item is incorporated by reference to the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-approval of Nonaudit Fees" set forth in Proposal No. 3 of the 2012 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of consolidated financial statements, schedules and exhibits filed as part of this report.

1. Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the Years Ended February 25, 2012, February 26, 2011 and February 27, 2010

Consolidated Balance Sheets at February 25, 2012 and February 26, 2011

Consolidated Statements of Cash Flows for the Years Ended February 25, 2012, February 26, 2011 and February 27, 2010

Consolidated Statements of Shareholders' Equity for the Years Ended February 25, 2012, February 26, 2011 and February 27, 2010

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3. Exhibits

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIER 1 IMPORTS, INC.

Date: April 25, 2012

By: /s/ Alexander W. Smith
Alexander W. Smith, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Michael R. Ferrari Dr. Michael R. Ferrari	Director, Chairman of the Board	April 25, 2012
/s/ Alexander W. Smith Alexander W. Smith	Director, President and Chief Executive Officer	April 25, 2012
/s/ Charles H. Turner Charles H. Turner	Senior Executive Vice President and Chief Financial Officer	April 25, 2012
/s/ Darla D. Ramirez Darla D. Ramirez	Principal Accounting Officer	April 25, 2012
/s/ Claire H. Babrowski Claire H. Babrowski	Director	April 25, 2012
/s/ John H. Burgoyne John H. Burgoyne	Director	April 25, 2012
/s/ Hamish A. Dodds Hamish A. Dodds	Director	April 25, 2012
/s/ Brendan L. Hoffman Brendan L. Hoffman	Director	April 25, 2012
/s/ Terry E. London Terry E. London	Director	April 25, 2012
/s/ Cece Smith Cece Smith	Director	April 25, 2012

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Restated Certificate of Incorporation of Pier 1 Imports, Inc. as filed with the Delaware Secretary of State on October 12, 2009, incorporated herein by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended November 28, 2009 (File No. 001-07832).
3(ii)	Amended and Restated Bylaws of Pier 1 Imports, Inc. (as amended through October 9, 2009), incorporated herein by reference to Exhibit 3(ii) to the Company's Form 8-K filed on October 16, 2009 (File No. 001-07832).
10.1*	Form of Indemnity Agreement between the Company and the directors and executive officers of the Company dated January 18, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.2*	Pier 1 Imports, Inc. Supplemental Executive Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.3*	Pier 1 Imports, Inc. Supplemental Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 29, 2009 (File No. 001-07832).
10.3.1*	Participation Agreement dated November 9, 2007, by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 15, 2007 (File No. 001-07832).
10.3.2*	Participation Agreement Amendment dated April 20, 2008 by and between Charles H. Turner and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed April 24, 2008 (File No. 001-07832).
10.3.3*	Participation Agreement Amendment dated April 20, 2008 by and between Gregory S. Humenesky and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3.6 to the Company's Form 10-K for the year ended March 1, 2008 (File No. 001-07832).
10.4*	Pier 1 Imports, Inc. 1989 Employee Stock Option Plan, amended and restated as of June 27, 1996, incorporated herein by reference to Exhibit 10.6.1 to the Company's Form 10-K for the year ended February 26, 2005 (File No. 001-07832).
10.4.1*	Amendment No. 1 to Pier 1 Imports, Inc. 1989 Employee Stock Option Plan, incorporated herein by reference to Exhibit 10.6.2 to the Company's Form 10-K for the year ended February 26, 2005 (File No. 001-07832).
10.5*	Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.3 to the Company's 8-K filed October 12, 2006 (File No. 001-07832).
10.5.1*	First Amendment to the Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 1, 2007 (File No. 001-07832).
10.6*	Forms of Director and Employee Stock Option Agreements, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 28, 1999 (File No. 001-07832).
10.7*	Pier 1 Imports, Inc. Stock Purchase Plan, restated as amended June 20, 2008, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended May 31, 2008 (File No. 001-07832).

10.7.1*	Amendment to the Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.1 to the Company's Form 10-K for the year ended February 28, 2009 (File No. 001-07832).
10.7.2*	Second Amendment dated July 14, 2009 to Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.2 to the Company's Form 10-Q for the quarter ended August 29, 2009 (File No. 001-07832).
10.7.3*	Third Amendment dated June 29, 2010 to Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 29, 2010 (File No. 001-07832).
10.8	Amended and Restated Credit Agreement, dated April 4, 2011, among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., as administrative and collateral agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC as joint lead arrangers and joint lead bookrunners, various other agents and the lenders party thereto, and the facility guarantors party thereto, incorporated herein by reference to Exhibit 10.8.4 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.9	Pier 1 Umbrella Trust, dated December 21, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed December 21, 2005 (File No. 001-07832).
10.9.1	Pier 1 Umbrella Trust Amendment No. 1, effective January 1, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.9.2	Pier 1 Umbrella Trust Amendment No. 2, effective January 1, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).
10.10*	Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan), Restated as Amended through March 25, 2011, incorporated herein by reference to Exhibit 10.10 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.10.1*	Form of Non-Qualified Stock Option Agreement – Non-Employee Director, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed June 23, 2006 (File No. 001-07832).
10.10.2*	Form of Non-Qualified Stock Option Agreement – Employee Participant, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed June 23, 2006 (File No. 001-07832).
10.10.3*	Form of Restricted Stock Award Agreement – April 9, 2010 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 14, 2010 (File No. 001-07832).
10.10.4*	Form of Restricted Stock Award Agreement – April 9, 2010 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 14, 2010 (File No. 001-07832).
10.10.5*	Form of Restricted Stock Award Agreement – April 8, 2011 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 14, 2011 (File No. 001-07832).
10.10.6*	Form of Restricted Stock Award Agreement – April 8, 2011 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 14, 2011 (File No. 001-07832).
10.10.7*	Form of Restricted Stock Award Agreement – April 6, 2012 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 12, 2012 (File No. 001-07832).

10.10.8* Form of Restricted Stock Award Agreement – April 6, 2012 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 12, 2012 (File No. 001-07832).

10.10.9* Form of Restricted Stock Award Agreement – April 6, 2012 Performance-Based Award ("TSR"), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed on April 12, 2012 (File No. 001-07832).

10.11* Pier 1 Imports Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 26, 2006 (File No. 001-07832).

10.11.1* Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 4, 2007, incorporated herein by reference to Exhibit 10.22.1 to the Company's Form 10-K for the year ended March 3, 2007 (File No. 001-07832).

10.11.2* Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 25, 2008, incorporated herein by reference to Exhibit 10.16.2 to the Company's Form 10-K for the year ended March 1, 2008 (File No. 001-07832).

10.11.3* Pier 1 Imports Non-Employee Director Compensation Plan, as amended December 15, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).

10.11.4* Pier 1 Imports Non-Employee Director Compensation Plan, as amended through October 9, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 28, 2009 (File No. 001-07832).

10.11.5* Pier 1 Imports Non-Employee Director Compensation Plan, as amended through October 8, 2010, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).

10.12* Pier 1 Benefit Restoration Plan I, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed October 12, 2006 (File No. 001-07832).

10.13* Pier 1 Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).

10.13.1* Amendment No. 1, effective January 1, 2011, to Pier 1 Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).

10.14* Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed January 30, 2007 (File No. 001-07832).

10.15* Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed January 30, 2007 (File No. 001-07832).

10.15.1* First Amendment to Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc. dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.4 to the Company's Form 10-Q for the quarter ended August 30, 2008 (File No. 001-07832).

10.16* Employment Agreement dated as of December 15, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 17, 2009 (File No. 001-07832).

10.16.1*	Restricted Stock Award Agreement dated December 18, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 22, 2009 (File No. 001-07832).
10.16.2*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 4, 2010 (File No. 001-07832).
10.16.3*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed March 4, 2010 (File No. 001-07832).
10.16.4*	Restricted Stock Award Agreement dated February 27, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 3, 2011 (File No. 001-07832).
10.16.5*	Amendment to Restricted Stock Award Agreement dated April 8, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc , incorporated herein by reference to Exhibit 10.14.10 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.16.6*	Restricted Stock Award Agreement dated February 27, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 3, 2011 (File No. 001-07832).
10.16.7*	Amendment to Restricted Stock Award Agreement dated April 8, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc, incorporated herein by reference to Exhibit 10.14.12 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.16.8*	Restricted Stock Award Agreement dated February 26, 2012 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 1, 2012 (File No. 001-07832).
10.16.9*	Restricted Stock Award Agreement dated February 26, 2012 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 1, 2012 (File No. 001-07832).
10.17	Office Lease between Chesapeake Plaza, L.L.C. and Pier 1 Services Company, dated June 9, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 31, 2008 (File No. 001-07832).
10.17.1	First Amendment to Office Lease, dated June 20, 2008, incorporated herein by reference to Exhibit 10.1.1 to the Company's Form 10-Q for the quarter ended May 31, 2008 (File No. 001-07832).
10.17.2	Second Amendment to Office Lease between Chesapeake Plaza, L.L.C. and Pier 1 Services Company, dated July 1, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 28, 2011 (File No. 001-07832).
10.18*	Summary Plan Description of Pier 1 Imports Limited Severance Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.19*	Pier 1 Imports, Inc. Deferred Compensation Plan, effective January 1, 2011, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).
10.20	Credit Card Program Agreement by and between Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., dated December 30, 2010, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 30, 2010 (File No. 001-07832). Some of the schedules to this agreement have been omitted pursuant to an order granting confidential treatment.

10.21	Private Label Credit Card Plan Agreement by and between World Financial Network Bank and Pier 1 Imports (U.S.), Inc., dated October 5, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 7, 2011 (File No. 001-07832). Some of the schedules and an exhibit to this agreement have been omitted pursuant to an order granting confidential treatment.
21	Subsidiaries of the Company.
23	Consent of Ernst & Young LLP.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Pier 1 Imports, Inc. Stock Purchase Plan Audit Report.
101.INS**+	XBRL Instance Document.
101.SCH**+	XBRL Taxonomy Extension Schema Document.
101.CAL**+	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**+	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**+	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**+	XBRL Taxonomy Extension Presentation Linkbase Document.

*Management Contracts and Compensatory Plans

Notice of Annual Meeting of Shareholders

Proxy Statement

Proxy

Pier 1 imports®

2012 Annual Report

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

May 14, 2012

Dear Shareholder:

The board of directors and management cordially invite you to attend Pier 1 Imports' annual meeting of shareholders to be held at 10:00 a.m., local time, on Tuesday, June 26, 2012, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. The formal notice of the annual meeting of shareholders and proxy statement are attached. Please read them carefully.

Pier 1 Imports has chosen to furnish its proxy statement and annual report to its shareholders over the Internet, as allowed by the rules of the Securities and Exchange Commission. Rather than mailing paper copies, we believe that this e-proxy process will expedite shareholder receipt of the materials, lower Pier 1 Imports' expenses associated with this process, and eliminate unnecessary printing and paper usage. As a shareholder of Pier 1 Imports, you are receiving by mail (or electronic mail) a Notice of Internet Availability of Proxy Materials (the "Notice") which will instruct you on how to access and review the proxy statement and annual report over the Internet. The Notice will also instruct you how to vote your shares over the Internet. Shareholders who would like to receive a paper copy of the Pier 1 Imports proxy statement and annual report, free of charge, should follow the instructions on the Notice. Shareholders who request paper copies will also receive a proxy card or voting instruction form to allow them to vote their shares by mail in addition to over the Internet or by telephone.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your shares by following the instructions in the Notice. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question "How do I vote?" in the proxy statement for a more detailed description of voting procedures and the response to the question "Do I need an admission ticket to attend the annual meeting?" in the proxy statement for our procedures for admission to the meeting.

Sincerely,

Alexander W. Smith
President and Chief Executive Officer

Michael R. Ferrari
Chairman of the Board

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 26, 2012

Notice is hereby given that the annual meeting of shareholders of Pier 1 Imports, Inc., a Delaware corporation ("Pier 1 Imports"), will be held on Tuesday, June 26, 2012, at 10:00 a.m., local time, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102 for the following purposes, as more fully described in the accompanying proxy statement:

(1) to elect as directors the eight nominees named in the accompanying proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;

(2) to vote to adopt a non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in the proxy statement under the caption "Executive Compensation;" and

(3) to vote to ratify the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013.

In their discretion, the proxies are authorized to vote, as described in the accompanying proxy statement, upon any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on April 27, 2012, are entitled to receive notice of and to vote their shares at, the annual meeting.

Pier 1 Imports is pleased to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their shareholders over the Internet. Pier 1 Imports believes that this process allows us to provide you with the information you need while lowering the costs associated with the annual meeting. You are cordially invited to attend the annual meeting in person. However, to ensure that your vote is counted at the annual meeting, please vote as promptly as possible.

By order of the board of directors,

Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 14, 2012
Fort Worth, Texas

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 26, 2012

Table of Contents

QUESTIONS AND ANSWERS REGARDING THE PROXY STATEMENT AND ANNUAL MEETING

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), Pier 1 Imports has elected to provide access to its proxy materials over the Internet or, upon your request, has delivered printed versions of these materials to you by mail. These materials are being provided in connection with Pier 1 Imports' solicitation of proxies for use at the annual meeting of shareholders, to be held on Tuesday, June 26, 2012, at 10:00 a.m. local time or at any adjournment or postponement thereof. Accordingly, Pier 1 Imports sent a Notice of Internet Availability of Proxy Materials (the "Notice") on or about May 14, 2012, to Pier 1 Imports' shareholders entitled to receive notice of and to vote at the meeting.

All shareholders will have the ability to access the proxy materials on the web site referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Pier 1 Imports encourages shareholders to take advantage of the availability of the proxy materials over the Internet.

You are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement. The annual meeting will be held on the Mezzanine Level, in Conference Center Room C, of Pier 1 Imports' corporate headquarters located at the address shown above.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- view Pier 1 Imports' proxy materials for the annual meeting over the Internet; and
- instruct Pier 1 Imports to send future proxy materials to you electronically by email.

Pier 1 Imports' proxy materials are also available on Pier 1 Imports' web site at *www.pier1.com/annualreport*.

If you previously elected to access your proxy materials over the Internet, you will not receive a Notice or printed proxy materials in the mail. Instead, you have received an email with a link to the proxy materials and voting instructions.

Choosing to receive future proxy materials by email will save Pier 1 Imports the cost of printing and mailing documents to you thereby lowering the costs associated with the annual meeting. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting web site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Shareholders of Record: You may enroll in MLink℠ offered by Pier 1 Imports' transfer agent, Computershare Shareowner Services LLC, formerly Mellon Investor Services LLC, for online access to our future proxy statement and annual report materials and notice of Internet availability of proxy materials by going to *http://bnymellon.com/shareowner/equityaccess* and logging into, or activating, your Investor ServiceDirect® account where step-by-step instructions will prompt you through the enrollment process.

Beneficial Owners: If you hold your shares in a stock brokerage account or with a bank or other holder of record, you also may have the opportunity to receive or access copies of these materials electronically. Please check the information provided in the proxy materials or the Notice mailed to you by your broker, bank or other holder of record regarding the availability of this service.

What is included in these materials?

The Pier 1 Imports, Inc. 2012 Annual Report, which includes a letter to the shareholders, this proxy statement for the annual meeting, and Pier 1 Imports' Annual Report on Form 10-K for the year ended February 25, 2012, as filed with the SEC on April 25, 2012 (the "2012 Form 10-K").

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual meeting.

What will the shareholders vote on at the annual meeting?

The shareholders will be asked to vote on the following proposals:

- the election as directors of the eight nominees named in this proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified (PROPOSAL NO. 1);
- a non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation" (PROPOSAL NO. 2); and
- ratification of the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013 (PROPOSAL NO. 3).

In their discretion, the proxies are authorized to vote, as described in this proxy statement, upon any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

What are the board of directors' voting recommendations?

The board of directors recommends that you vote your shares:

- "FOR" the election of each of the nominees to the board of directors (PROPOSAL NO. 1);
- "FOR" the resolution approving the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation" (PROPOSAL NO. 2); and
- "FOR" ratification of the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013 (PROPOSAL NO. 3).

Who is entitled to vote at the annual meeting?

Holders of Pier 1 Imports' common stock at the close of business on April 27, 2012, are entitled to receive the Notice and the Notice of Annual Meeting of Shareholders and to vote their shares at the annual meeting. As of that date, there were 109,513,900 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pier 1 Imports' transfer agent, Computershare Shareowner Services LLC, formerly Mellon Investor Services LLC, you are considered, with respect to those shares, the "shareholder of record." The Notice and the Notice of Annual Meeting of Shareholders have been sent directly to you by us.

If your shares are held in a stock brokerage account or with a bank or other holder of record, you are considered the "beneficial owner" of these shares. The Notice has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to instruct your broker, bank or other holder of record how to vote your shares by following their instructions for voting over the Internet or by telephone, or by following their instructions to request a voting instruction form which can be completed and returned by mail.

How do I vote?

You may vote using any of the following methods:

- ***By Internet or telephone***

  If you are a shareholder of record, you will need the control number included on the Notice to access the proxy materials. Follow the instructions in the Notice to vote your shares electronically over the Internet, or by calling the toll-free number referenced in the materials available over the Internet.

  If you are a beneficial owner of shares, you may vote your shares electronically over the Internet by following the instructions sent to you by your broker, bank or other holder of record, or by calling the toll-free number referenced in the materials available over the Internet.

- ***By mail***

  If you are a shareholder of record, request from us, by following the instructions on the Notice, printed copies of the proxy materials, which will include a proxy card. If you are a beneficial owner of shares, follow the instructions from your broker, bank or other holder of record to request copies of the proxy materials, which will include a voting instruction form. Be sure to complete, sign and date the proxy card or voting instruction form and return it in the prepaid envelope.

- ***In person at the annual meeting***

  All shareholders of record may vote in person at the annual meeting. You can request a ballot at the meeting. You may also be represented by another person at the annual meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspector of election with your ballot to be able to vote at the annual meeting.

Internet and telephone voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on June 25, 2012. The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials provided to you by your broker, bank or other holder of record. If you vote over the Internet or by telephone, you do not have to return a proxy card or voting instruction form. If you are located outside the U.S. and Canada, please use the Internet or mail voting methods. Your vote is important. Your timely response can save us the expense of attempting to contact you again.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy prior to the completion of voting at the annual meeting by:

- sending written notice to our corporate secretary at 100 Pier 1 Place, Fort Worth, Texas 76102;
- timely delivering of a valid, later-dated proxy; or
- voting in person at the annual meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record. You may also vote in person at the annual meeting if you obtain a legal proxy as described in the answer to the previous question.

Are you a shareholder of record?

If you are a shareholder of record, you will receive only one Notice for all the shares of Pier 1 Imports' common stock you hold:

- in certificate form; and
- in book-entry form;

and, if you are also a Pier 1 Imports employee, the Notice will also include all the shares of Pier 1 Imports' common stock you hold:

- in the Pier 1 Imports, Inc. Stock Purchase Plan; and
- in book-entry form for the restricted stock you received under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan.

If you are a beneficial owner of shares, the voting instructions you receive from your broker, bank or other holder of record will show the shares of Pier 1 Imports' common stock held by it on your behalf.

What happens if I do not give specific voting instructions?

If you are a shareholder of record and you:

- indicate when voting over the Internet or by telephone that you wish to vote as recommended by the board of directors, or
- sign and return a proxy card without giving specific instructions,

then the proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting. See the response to the question below captioned "Could other matters be decided at the annual meeting?".

If you are a beneficial owner of shares and do not provide your broker, bank or other holder of record with specific voting instructions, then under the rules of the New York Stock Exchange, your broker, bank or other holder of record may only vote on matters for which it has discretionary power to vote. If your broker, bank or other holder of record does not receive instructions from you on how to vote your shares and such holder does not have discretion to vote on the matter, then that holder will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares and your shares will not be voted on that matter.

Who will count the votes?

Representatives of Pier 1 Imports' transfer agent, Computershare Shareowner Services LLC, formerly Mellon Investor Services LLC, will tabulate the votes and act as inspector of election.

Is there a list of shareholders entitled to vote at the annual meeting?

The names of shareholders of record entitled to vote at the annual meeting will be available at the annual meeting and for ten days prior to the meeting for any purpose germane to the meeting, between the hours of 8:30 a.m. and 5:00 p.m., local time, at our corporate headquarters at 100 Pier 1 Place, Fort Worth, Texas 76102, by contacting our corporate secretary at (817) 252-8000.

What constitutes a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, present in person or represented by proxy, is necessary to constitute a quorum.

How are abstentions and "broker non-votes" counted in determining the presence of a quorum?

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power to vote on that proposal and has not received voting instructions from the beneficial owner.

What are the voting requirements to elect the directors and to approve, or advise the board of directors with respect to, each of the proposals discussed in this proxy statement?

PROPOSAL	VOTE REQUIRED	DISCRETIONARY VOTING ALLOWED?
No. 1 –Election of Directors	Affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors	No
No. 2 –Approval of Executive Compensation	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	No
No. 3 –Ratification of Ernst & Young LLP	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	Yes

If you are a beneficial owner of shares, your broker, bank or other holder of record is entitled to vote your shares on the ratification of the engagement of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2013, even if they, as the holder of record, do not receive voting instructions from you. If you are a beneficial owner, your broker, bank or other holder of record is not entitled to vote on the election of directors or on the non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers, absent voting instructions from you. Without your voting instructions, a broker non-vote will occur on these proposals.

How are abstentions and "broker non-votes" counted in voting?

Election of Directors:

A "majority of the votes cast" means that the number of votes cast "FOR" a nominee for director exceeds the number of votes cast "AGAINST" the nominee. Abstentions and broker non-votes are not considered as votes cast.

Other Proposals:

Broker non-votes will not be counted as a vote either "FOR" or "AGAINST" PROPOSAL NO. 2 (non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers). An abstention will have the same effect as a vote "AGAINST" PROPOSALS NO. 2 and NO. 3 (ratification of the engagement of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2013).

Could other matters be decided at the annual meeting?

As of the date we began to deliver the Notice, we did not know of any matters to be brought before the annual meeting other than those described in this proxy statement.

If you vote your shares over the Internet or by telephone, or you sign and return a proxy card or voting instruction form, and other matters are properly presented at the annual meeting for consideration, the proxies appointed by the board of directors (the persons named in your proxy card) will have the discretion to vote on those matters for you.

Who will pay for the cost of this proxy solicitation?

We have hired Phoenix Advisory Partners to assist us in soliciting proxies. We will pay all costs associated with the solicitation, including Phoenix's fees, which are $9,500 plus expenses. In addition to solicitations by mail, our officers and employees may solicit proxies on behalf of Pier 1 Imports personally and by telephone or other means, for which they will receive no compensation beyond their normal compensation. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable out-of-pocket and clerical expenses.

Do I need an admission ticket to attend the annual meeting?

You will need an admission ticket or proof of stock ownership to enter the annual meeting. If you are a shareholder of record, your admission ticket is the Notice mailed (or sent electronically) to you or the admission ticket attached to your proxy card if you elected to receive a paper copy of the proxy materials. If you plan to attend the annual meeting, please bring it with you to the annual meeting.

If you are a beneficial owner of shares and you plan to attend the annual meeting, you must present proof of your ownership of Pier 1 Imports' common stock, such as a bank or brokerage account statement, to be admitted to the annual meeting.

Pier 1 Imports' corporate headquarters is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. To request either of these accommodations, please contact our Investor Relations Department on or before June 12, 2012. You may make your request by mail to Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102 or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting. If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

MATTERS RELATING TO CORPORATE GOVERNANCE, BOARD STRUCTURE, DIRECTOR COMPENSATION AND STOCK OWNERSHIP

Corporate Governance

The board of directors believes that good corporate governance is a prerequisite to achieving business success. Pier 1 Imports' board of directors has adopted written corporate governance guidelines and policies designed to strengthen Pier 1 Imports' corporate governance. Among other things, the guidelines contain standards for determining whether a director is independent, a code of business conduct and ethics applicable to all of Pier 1 Imports' directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer, and charters for each of the board of directors' committees. The nominating and corporate governance committee is responsible for overseeing and reviewing the guidelines at least annually, and recommending any proposed changes to the full board for its approval. The Pier 1 Imports, Inc. Corporate

Governance Guidelines, Code of Business Conduct and Ethics and charters for the audit, compensation, and nominating and corporate governance committees are available on Pier 1 Imports' web site at *www.pier1.com* at the Investor Relations – Corporate Governance link.

Board Leadership Structure

Pier 1 Imports' bylaws require that the directors elect annually from among themselves a chairman of the board. The bylaws, however, grant the board of directors discretion as to whether the chairman of the board is an employee or an officer of Pier 1 Imports. A non-officer, non-employee elected as chairman of the board is designated as the "non-executive" chairman of the board. Pier 1 Imports' corporate governance guidelines and policies contain general guidance that the positions of chairman of the board and chief executive officer should be held by separate individuals and that the chairman of the board should be a "non-executive." Provisions are made in the guidelines and policies for an independent lead director if the roles of chairman of the board and chief executive officer are combined.

During the last fiscal year, the chairman of the board and chief executive officer roles were held by separate individuals, and the chairman of the board was a "non-executive" since he was neither an employee nor an officer of Pier 1 Imports. Currently, the chairman of the board is a non-executive. This structure of separate individuals holding these positions focuses board leadership and company leadership in separate and distinct individuals. Each leader can direct her or his respective group on the objectives at hand while at the same time developing and implementing strategic issues, financial issues and operational policies which affect the short- and long-term welfare of Pier 1 Imports.

Director Independence

It is Pier 1 Imports' policy that the board of directors will at all times consist of a majority of independent directors. In addition, all members of the audit committee, compensation committee, and nominating and corporate governance committee must be independent directors. To be considered independent, a director must satisfy both the subjective and objective independence requirements established by the New York Stock Exchange ("NYSE"). In assessing independence under the subjective test, the board of directors takes into account the standards in the objective tests, and reviews and discusses additional information provided by the directors and Pier 1 Imports with regard to each director's business and personal activities as they may relate to Pier 1 Imports and Pier 1 Imports' management. Based on the foregoing, as required by NYSE rules, the board of directors makes a subjective determination as to each independent director that no material relationship exists with Pier 1 Imports. The board of directors will broadly consider all relevant facts and circumstances relating to a director in determining whether that director is independent.

Based on the NYSE independence requirements, the board of directors has determined that seven of the eight members of the board of directors are independent. They are directors Claire H. Babrowski, John H. Burgoyne, Hamish A. Dodds, Michael R. Ferrari, Brendan L. Hoffman, Terry E. London and Cece Smith. Pier 1 Imports' president and chief executive officer, Alexander W. Smith, is the eighth member of the board of directors. Independence for the non-employee directors was considered under both the subjective and objective standards of the NYSE. In other words, none of the non-employee directors was disqualified from independent status under the objective standards, and under the subjective standard each non-employee director was determined not to have a material relationship with Pier 1 Imports.

Meetings of Independent Directors without Management Present

The independent directors of Pier 1 Imports met without management present four times during the last fiscal year. The non-executive chairman of the board of directors presided over these meetings.

Procedures for Communicating with Directors

The board of directors has established a process by which shareholders and other interested parties can send communications to board members. Shareholders and other interested parties can send written communications to one or more members of Pier 1 Imports' board of directors, addressed to:

[Name of Board Member], Board of Directors
Pier 1 Imports, Inc.
c/o Corporate Secretary
100 Pier 1 Place
Fort Worth, Texas 76102

In addition, shareholders and other interested parties may communicate with the chairman of the audit committee, compensation committee, executive committee, or nominating and corporate governance committee by sending an email to *auditchair@pier1.com*, *compchair@pier1.com*, *executivechair@pier1.com*, or *corpgovchair@pier1.com*, respectively, as well as with the independent directors as a group by sending an email to *independentdirectors@pier1.com*.

Communications are distributed to the board of directors or to the individual director or directors, as appropriate, depending on the subject matter and facts and circumstances outlined in the communication. Communications that are not related to the duties and responsibilities of the board of directors or a committee will not be distributed, including spam, junk mail and mass mailings, product complaints, product inquiries, new product suggestions, résumés and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, Pier 1 Imports will not distribute unsuitable material to its directors, including material that is unduly hostile, threatening or illegal.

Director Nomination Process

Board Member Qualification Criteria

The board of directors has adopted *Board Member Qualification Criteria* which set out the attributes and qualifications considered by the nominating and corporate governance committee in evaluating nominees for director. The primary qualities and characteristics the committee looks for in nominees for director are:

- management and leadership experience;
- relevant knowledge and diversity of background and experience; and
- personal and professional ethics, integrity and professionalism.

The committee believes that the board of directors should be comprised of individuals who have achieved a high level of distinction in business, education or public service. As a group, the board of directors should possess a diverse and broad range of skills, perspectives and experience relevant to Pier 1 Imports' business, such as:

- accounting and financial literacy;
- general knowledge of the retail industry;
- information technology experience;
- international business experience; and
- chief executive officer, chief financial officer or other senior management experience.

Although the *Board Member Qualification Criteria* do not contain a specific policy addressing diversity, the nominating and corporate governance committee considers whether each nominee complements and lends to a diverse and broad range of skills, perspectives and experience required of Pier 1 Imports' board of directors.

Internal Process for Identifying Candidates

Members of the nominating and corporate governance committee or other Pier 1 Imports' directors or executive officers may, from time to time, identify potential candidates for nomination for election to Pier 1 Imports' board of directors. The committee typically considers candidates for nomination to Pier 1 Imports' board of directors in March (the first month of the fiscal year) of each year. All proposed nominees, including candidates recommended for nomination by shareholders in accordance with the procedures described below, will be evaluated in light of Pier 1 Imports' Corporate Governance Guidelines, the *Board Member Qualification Criteria* and the projected needs of the board of directors at the time. The committee may retain a search firm to assist in identifying potential candidates for nomination to the board of directors. The search firm's responsibilities may include identifying and evaluating candidates believed to possess the qualities and characteristics set forth in the *Board Member Qualification Criteria*, as well as providing background information on potential nominees and interviewing and screening nominees if requested to do so by the committee.

Shareholder Recommendations for Directors

The nominating and corporate governance committee will consider candidates recommended by shareholders for nomination for election to Pier 1 Imports' board of directors. In order for a candidate recommended by a shareholder to be considered by the committee for inclusion as a nominee for director at the 2013 annual meeting of shareholders, the candidate must meet the *Board Member Qualification Criteria* described above and must consent to and be expressly interested and willing to serve as a Pier 1 Imports director. The committee will then consider the independence of the candidate and evaluate the candidate in light of Pier 1 Imports' Corporate Governance Guidelines and *Board Member Qualification Criteria* described above.

A shareholder who wishes to recommend a candidate for consideration by the nominating and corporate governance committee for inclusion as a nominee for director at the 2013 annual meeting of shareholders should forward by certified or express mail the candidate's name, business or residence address, principal occupation or employment and a description of the candidate's qualifications to the Chairman of the Nominating and Corporate Governance Committee, in care of the corporate secretary, Pier 1 Imports, Inc., 100 Pier 1 Place, Fort Worth, Texas 76102. To be properly considered by the committee, Pier 1 Imports' corporate secretary must receive the recommendation and all required information no later than 5:00 p.m., local time, on January 14, 2013.

The corporate secretary will send properly submitted shareholder recommendations to the chairman of the committee. Individuals recommended to the committee by shareholders in accordance with these procedures will be evaluated by the committee in the same manner as individuals who are recommended through other means.

Shareholder Nominations at Annual Meeting

Pier 1 Imports' bylaws also permit a shareholder to propose a candidate at an annual meeting of shareholders who is not otherwise nominated for election by the board of directors through the process described above if the shareholder complies with the shareholder criteria, advance notice, shareholder and nominee information, consent and other provisions contained in the bylaws governing shareholder nominations of candidates for election to the board of directors. To comply with these provisions of our bylaws, a shareholder who wishes to nominate a director for election at the 2013 annual meeting of shareholders must provide Pier 1 Imports written notice in proper form accompanied by the requisite materials and information no earlier than February 26, 2013 and no later than March 28, 2013. You may contact Pier 1 Imports' corporate secretary to obtain the specific information that must be provided with the advance notice.

No shareholder recommended an individual for nomination for election to the board of directors at Pier 1 Imports' 2012 annual meeting of shareholders, and no shareholder gave Pier 1 Imports advance written notice that the shareholder intends to nominate a person for election to the board of directors at the 2012 annual meeting of shareholders.

Committees of the Board of Directors and Risk Oversight

The standing committees of the board of directors are the audit committee, the compensation committee, and the nominating and corporate governance committee. The board of directors may from time-to-time designate an executive committee. A brief description of each committee's functions follows:

Audit Committee. The audit committee's purpose is to:

- assist the board of directors with oversight of:
  - the integrity of Pier 1 Imports' financial statements,
  - Pier 1 Imports' system of internal control,
  - Pier 1 Imports' compliance with legal and regulatory requirements,
  - Pier 1 Imports' independent registered public accounting firm's qualifications and independence, and
  - the performance of Pier 1 Imports' internal audit function and independent registered public accounting firm (including the hiring, compensation and retention of such firm);

- prepare the audit committee report that is included in this proxy statement; and

- discuss the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports.

As part of fulfilling its role in discussing the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports, the audit committee receives periodic reports from Pier 1 Imports' management on Pier 1 Imports' assessment and management of identified risks. The audit committee updates the board of directors as needed on those risks. From time-to-time the entire board, another committee of the board or a specially designated committee of the board may assist the audit committee in this process.

Each member of the audit committee is independent and the board of directors has determined that each member is an audit committee financial expert, as defined by the SEC, and therefore has accounting or related financial management expertise and is financially literate within the meaning of NYSE listing standards.

Compensation Committee. The compensation committee's purpose is to:

- develop, review, approve and modify Pier 1 Imports' compensation philosophy as necessary to achieve Pier 1 Imports' overall business strategies and goals, attract and retain key executives, link compensation to organizational performance, and provide competitive compensation opportunities;

- discharge (except to the extent otherwise governed by an existing employment contract or other arrangement approved by the board of directors or compensation committee) the board of directors' responsibilities relating to compensation of Pier 1 Imports' non-employee directors, chief executive officer, executive officers, and other senior officers who report directly to Pier 1 Imports' chief executive officer;

- establish, oversee and administer (except to the extent delegated in a governing plan document or otherwise) the policies and plans that govern the components of the compensation of those individuals, including, but not limited to, cash, equity, short- and long-term incentive, bonus, special or supplemental benefits, and perquisites; and

- receive a report from Pier 1 Imports' management regarding succession planning, and the development and retention of executive management talent to ensure leadership continuity and organizational strength to achieve Pier 1 Imports' business strategies and goals.

The compensation committee may retain outside compensation consulting firms to assist in the evaluation of executive officer and non-employee director compensation, and has the authority to obtain advice and assistance from internal or external legal, accounting and other consultants.

The compensation committee and board of directors believe that attracting, retaining and motivating Pier 1 Imports' employees, and particularly Pier 1 Imports' executive management, are essential to Pier 1 Imports' performance and enhancing shareholder value. The compensation committee will continue to administer and develop Pier 1 Imports' compensation programs in a manner designed to achieve these objectives. The compensation committee also believes that the total compensation opportunity provided for the executive officers must be evaluated against the compensation of comparable peer group companies.

Base pay, short-term incentive and long-term incentive compensation recommendations for the executive officers are typically presented to the compensation committee at one or more of the committee's meetings in January, February and March of each year. The presentations include recommendations by Pier 1 Imports' chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all proposed awards to all eligible levels of management. The presentations may also include survey data from a peer group of retail companies for the compensation committee's consideration along with studies and recommendations from outside consultants. At the March meeting (which is the first month of the fiscal year) the compensation committee and board of directors consider for approval the fiscal year compensation with a targeted effective date in April. Implementation of any equity grant or other incentive plan compensation for the year occurs after board of directors and compensation committee approvals.

During fiscal 2012, the compensation committee retained Pay Governance LLC as its executive compensation consultant. In its role as executive compensation consultant to the compensation committee, Pay Governance reported directly and was accountable to the compensation committee. For fiscal 2012, Pay Governance provided market data and recommendations to the compensation committee regarding base pay, short-term incentive and long-term incentive elements of total executive compensation. The market data was from a peer group of specialty retailers, all of which were publicly traded at the time the market data was provided. The total fees paid to Pay Governance for the fiscal year were less than $120,000. Pay Governance did not provide any other services to Pier 1 Imports during fiscal 2012, other than non-customized survey data information.

In addition to the compensation committee consultant described above, Pier 1 Imports' management may, from time to time, retain an outside consultant for assistance and guidance in the formulation of new compensation programs and retirement plans and the modification of existing compensation programs and retirement plans. For fiscal 2012 Pier 1 Imports' management did not retain an outside consultant to recommend the amount or form of executive or non-employee director compensation.

Each member of the compensation committee is independent.

Executive Committee. During fiscal 2012, and presently, an executive committee is designated by the board of directors. The executive committee has the authority to manage Pier 1 Imports' business and affairs in the intervals between board of directors meetings. In doing so, the executive committee has all of the powers and authority of the full board in the management of Pier 1 Imports' business, except for powers or authority that may not be delegated to the executive committee pursuant to Pier 1 Imports' bylaws, as a matter of law or that are delegated by the board of directors to another committee. The non-executive chairman of the board is chairman of the executive committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for considering and making recommendations to the board of directors regarding nominees for election to the board of directors and the membership of the various board of directors' committees. The nominating and corporate governance committee is also responsible for overseeing the Pier 1 Imports, Inc. Corporate Governance Guidelines described earlier in this proxy statement and other corporate governance matters. Each member of the nominating and corporate governance committee is independent.

Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders

In fiscal 2012, each director attended at least 75% of the total number of board of directors meetings and meetings of the board of directors standing committee or committees on which he or she served and which were held during the time of his or her service as a director and/or committee member. Although Pier 1 Imports has no formal policy on the matter, all directors are encouraged to attend Pier 1 Imports' annual meeting of shareholders. Last year, all directors then serving at the time, except Mr. Ferrari, attended Pier 1 Imports' annual meeting of shareholders. Mr. Ferrari was unable to attend due to an illness. Committee memberships, the number of meetings of the full board and each standing committee, and each director's dates of service for fiscal 2012 are shown in the table below.

Name	Board of Directors	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
Claire H. Babrowski (elected March 25, 2011)					
03/25/2011 to 02/25/2012	Member				
06/28/2011 to 02/25/2012					Member
John H. Burgoyne					
02/27/2011 to 02/25/2012	Member		Chairman		
02/27/2011 to 06/28/2011				Member	
Hamish A. Dodds					
02/27/2011 to 02/25/2012	Member				
06/28/2011 to 02/25/2012		Member			
Michael R. Ferrari					
02/27/2011 to 02/25/2012	Non-Executive Chairman			Chairman	
02/27/2011 to 06/28/2011		Member			Chairman
06/28/2011 to 02/25/2012			Member		
Brendan L. Hoffman					
02/27/2011 to 02/25/2012	Member				
06/28/2011 to 02/25/2012			Member		
Terry E. London					
02/27/2011 to 02/25/2012	Member	Chairman			Member
Alexander W. Smith					
02/27/2011 to 02/25/2012	Member			Member	
Cece Smith					
02/27/2011 to 02/25/2012	Member	Member			
02/27/2011 to 06/28/2011			Member		Member
06/28/2011 to 02/25/2012					Chairman
Number of Meetings in Fiscal 2012	6	11	5	0	3

Non-Employee Director Compensation for the Fiscal Year Ended February 25, 2012

Fees Paid to Directors

Directors who are Pier 1 Imports employees do not receive any compensation for their board activities. Non-employee directors receive an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman each receive an additional annual cash retainer of $25,000; the nominating and corporate governance committee chairman receives an additional annual cash retainer of $10,000; and the non-executive chairman of the board of directors receives an additional annual cash retainer of $75,000. The annual retainers for fiscal 2012 were paid monthly in arrears. For fiscal 2012, non-employee directors did not receive additional fees for attending meetings. For fiscal 2012, non-employee directors did not receive stock option or restricted stock grants.

During fiscal 2012, all of Pier 1 Imports' non-employee directors, other than Ms. Babrowski, participated in Pier 1 Imports' Director Deferred Stock Unit Program. The program provided an optional deferral of up to 100% of the annual cash retainer fees. Deferred director annual retainer fees (but not committee chair or chairman annual retainers) are matched 25% by Pier 1 Imports and the total deferred fees and matching contributions are converted into an equivalent value of deferred stock units ("DSU's") up to a maximum calendar year limit of 375,000 units per individual. Deferred fees plus matching contributions are converted to DSU's based on the closing price of Pier 1 Imports' common stock on the day the fees are payable. The DSU's are credited to an account maintained by Pier 1 Imports for each non-employee director. Each DSU is the economic equivalent of one share of Pier 1 Imports' common stock. Each DSU is eligible to receive dividends payable on Pier 1 Imports' common stock in additional DSU's equal to the dividend per share of common stock divided by the closing price of Pier 1 Imports' common stock on the dividend payable date. Pier 1 Imports did not pay any dividends in fiscal 2012. The DSU's do not have voting rights. The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock on the date the person ceases to be a member of the board of directors and the shares will be transferred to the person within five business days of such date, except that DSU's will be settled in cash to the extent applicable plan limitations at such time preclude issuing Pier 1 Imports' common stock.

During fiscal 2012, each non-employee director was also eligible to participate in the Pier 1 Imports, Inc. Deferred Compensation Plan and the Pier 1 Imports, Inc. Stock Purchase Plan, although none of the non-employee directors chose to participate in either plan in fiscal 2012.

Fiscal 2012 Non-Employee Director Compensation Table

The following table sets forth a summary of the compensation with respect to the fiscal year ended February 25, 2012, for services rendered in all capacities to Pier 1 Imports by its non-employee directors:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
Claire H. Babrowski (elected March 25, 2011)	$140,714	$ 0	$0	$0	$0	–	$140,714
John H. Burgoyne	$175,000	$28,125	$0	$0	$0	–	$203,125
Hamish A. Dodds	$150,000	$18,750	$0	$0	$0	–	$168,750
Michael R. Ferrari	$228,214	$ 7,500	$0	$0	$0	–	$235,714
Brendan L. Hoffman	$150,000	$18,750	$0	$0	$0	–	$168,750
Terry E. London	$175,000	$ 8,438	$0	$0	$0	–	$183,438
Cece Smith	$156,786	$37,500	$0	$0	$0	–	$194,286

(1) This column represents the amount of cash compensation earned in fiscal 2012 for board and committee service. As described in footnote 2 below, either 0%, 10%, 20%, 25%, 50%, 75% or 100% of this cash compensation was deferred by each director.

(2) This column represents the dollar value of Pier 1 Imports' 25% match on director annual cash retainer fees (but not committee chair or chairman annual retainers) deferred by each director. This amount was converted to DSU's as shown in the table below. The dollar amount represents the grant date fair value of such DSU's granted in fiscal 2012 in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R) ("FASB ASC Topic 718"). The number of DSU's is calculated using the closing price of Pier 1 Imports' common stock on the last trading day of each fiscal month in which the fees were earned, which price also represents the grant date fair value of the DSU's.

The following table shows fiscal 2012 DSU's for each non-employee director given his or her deferral percentage and Pier 1 Imports' match:

Name	Deferral %	Fiscal Year 2012 Fees Deferred ($)	DSU's Converted from Deferred Fees (#)	DSU's Converted from 25% Company Match (#)	Dividends Deferred During Fiscal Year 2012 ($)	DSU's Converted from Deferred Dividends (#)	Aggregate DSU's Owned at Fiscal 2012 Year-End (#)
Claire H. Babrowski (elected March 25, 2011)	0%	$ 0	0	0	$0	0	0
John H. Burgoyne	75%	$131,250	10,896	2,335	$0	0	234,617
Hamish A. Dodds	50%	$ 75,000	6,226	1,557	$0	0	8,936
Michael R. Ferrari	20%	$ 45,643	3,791	623	$0	0	189,516
Brendan L. Hoffman	50%	$ 75,000	6,226	1,557	$0	0	8,936
Terry E. London	25%/10%(a)	$ 39,375	3,362	720	$0	0	168,609
Cece Smith	100%	$156,786	13,004	3,113	$0	0	190,056

(a) Effective January 1, 2012, Mr. London elected to defer 10% of his cash fees.

The following table shows the Pier 1 Imports' common stock closing price by month used to calculate the number of DSU's to be received for deferred director fees plus any Pier 1 Imports match. This closing price also represents the grant date fair value of each DSU in accordance with FASB ASC Topic 718.

Fiscal Month in which Fees were Earned	Closing Price of Pier 1 Imports' Common Stock on Last Trading Day of each Fiscal Month
March 2011	$10.27
April 2011	$12.18
May 2011	$11.88
June 2011	$12.17
July 2011	$10.99
August 2011	$10.43
September 2011	$ 9.78
October 2011	$12.01
November 2011	$12.07
December 2011	$13.93
January 2012	$16.00
February 2012	$16.44

(3) Perquisites and personal benefits aggregating less than $10,000 are not shown.

Stock Options Outstanding

Non-employee director stock options outstanding on February 25, 2012 are shown below:

Name	Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
John H. Burgoyne	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
Total				30,000
Michael R. Ferrari	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
Total				30,000
Terry E. London	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	09/25/2003	09/25/2013	$19.4000	5,000
Total				23,000

Security Ownership of Management

The following table indicates the ownership of Pier 1 Imports' common stock by each director and nominee, each named executive officer shown below in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 25, 2012, February 26, 2011 and February 27, 2010," and all directors and executive officers as a group, as of April 27, 2012, unless otherwise indicated below:

Name of Beneficial Owner	Common Shares Beneficially Owned(1)(2)	Percent of Class
Claire H. Babrowski	4,175	*
John H. Burgoyne	276,527	*
Catherine David	97,292	*
Hamish A. Dodds	9,803	*
Michael R. Ferrari	222,901	*
Brendan L. Hoffman	9,803	*
Gregory S. Humenesky	248,806	*
Sharon M. Leite	179,699	*
Terry E. London	191,805	*
Alexander W. Smith	3,555,107	3.19%
Cece Smith	227,881	*
Charles H. Turner	731,140	*
All directors and executive officers as a group (16 individuals)	6,436,886	5.71%

* Represents less than 1% of the outstanding shares of the class.

(1) The table includes shares that the person has the right to acquire within 60 days of April 27, 2012, upon the exercise of stock options granted pursuant to Pier 1 Imports' stock option plans: Mr. Burgoyne (30,000 shares, of which 6,000 shares expire June 28, 2012), Mr. Ferrari (30,000 shares, of which 6,000 shares expire June 28, 2012), Mr. Humenesky (160,000 shares), Ms. Leite (75,000 shares), Mr. London (23,000 shares), Mr. Smith (2,000,000 shares), Mr. Turner (455,000 shares), and to all directors and executive officers as a group (3,111,875 shares).

(2) The table includes DSU's as of April 27, 2012, for Mr. Burgoyne (236,089 DSU's), Mr. Dodds (9,802 DSU's), Mr. Ferrari (190,001 DSU's), Mr. Hoffman (9,802 DSU's), Mr. London (168,804 DSU's), and Ms. Smith (191,881 DSU's). The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock when the director ceases to be a member of the board of directors, as described above under the caption "Non-Employee Director Compensation for the Fiscal Year Ended February 25, 2012 – Fees Paid to Directors." A DSU is the economic equivalent of one share of Pier 1 Imports' common stock.

Security Ownership of Certain Beneficial Owners

The following table indicates the ownership by each person who is known by Pier 1 Imports as of April 27, 2012, to beneficially own more than 5% of Pier 1 Imports' common stock:

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class
Greek Investments, Inc. Harbour House Queen Street Grand Turk Turks and Caicos Islands	12,348,978(1)	11.26%
Systematic Financial Management, L.P. 300 Frank W. Burr Blvd. Glenpointe East, 7th Floor Teaneck, NJ 07666	8,634,380(2)	7.88%
Columbia Wanger Asset Management, LLC 227 West Monroe Street, Suite 3000 Chicago, IL 60606	7,455,750(3)	6.80%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	5,644,263(4)	5.15%

(1) This information was obtained from a Schedule 13G filed with the SEC on February 15, 2012, by Greek Investments, Inc., Jorge Constantino, Panayotis Constantino, Milany Limited, Eleonas Ltd, Nisos Purpose Trust and AMCO PTC as Reporting Persons for the shares listed. The filing indicates that each of the Reporting Persons, other than Greek Investments and Milany, disclaim beneficial ownership of the shares reported as beneficially owned by any such Reporting Person, and the filing of the Schedule 13G shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(2) This information was obtained from a Schedule 13G filed with the SEC on February 15, 2012, by Systematic Financial Management, L.P. as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting power over 5,122,395 of the shares listed and sole dispositive power over all of the shares listed.

(3) This information was obtained from a Schedule 13G/A filed with the SEC on February 13, 2012, by Columbia Wanger Asset Management, LLC as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting power over 6,962,250 of the shares listed and sole dispositive power over all of the shares listed. The shares listed include shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, LLC. Columbia Acorn Trust holds 5.8% of the shares of Pier 1 Imports' common stock.

(4) This information was obtained from a Schedule 13G filed with the SEC on February 9, 2012, by The Vanguard Group, Inc. as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting power over 152,332 of the shares listed, sole dispositive power over 5,491,931 of the shares listed and shared dispositive power over 152,332 of the shares listed. The shares listed include shares held by Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., who is the beneficial owner of 152,332 shares or 0.14% of the Common Stock outstanding of the Company as a result of its serving as investment manager of collective trust accounts.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires Pier 1 Imports' directors and executive officers, and persons who own more than 10% of a registered class of Pier 1 Imports' equity securities, to file with the SEC and the NYSE reports disclosing their ownership and changes in ownership of Pier 1 Imports' common stock or other equity securities. Pier 1 Imports' executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Pier 1 Imports with copies of all Section 16(a) forms they file. To Pier 1 Imports' knowledge, and based solely on a review of the furnished Section 16(a) forms, all Section 16(a) filing requirements applicable to Pier 1 Imports' executive officers, directors and greater than 10% beneficial owners during the last fiscal year were observed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION; CERTAIN RELATED PERSON TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

Each director of Pier 1 Imports who served as a member of the compensation committee during the fiscal year ended February 25, 2012, is identified above under the caption "Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders." During fiscal 2012, there were no compensation committee interlocks or insider participation.

Related Person Transaction Policies and Procedures

Pier 1 Imports' board of directors has adopted as part of its Code of Business Conduct and Ethics a written Related Person Transaction Policies and Procedures which is administered by the nominating and corporate governance committee. Pier 1 Imports' Code of Business Conduct and Ethics is available on its web site at *www.pier1.com* under the heading Investor Relations—Corporate Governance. The policy applies to any transaction or series of transactions in which Pier 1 Imports is a participant, the amount involved exceeds $120,000 annually, and a related person has a direct or indirect material interest. The policy defines a "related person" as any (a) person who is or was (since the beginning of the last fiscal year for which Pier 1 Imports has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as director, (b) greater than 5% beneficial owner of Pier 1 Imports' common stock, or (c) immediate family member of any of the foregoing.

Transactions that fall within the policy ("interested transactions") will be reviewed by the committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the committee will decide whether or not to approve the interested transaction and will approve only those transactions that are believed to be in the best interest of Pier 1 Imports.

The policy provides that "certain interested transactions" are deemed to be pre-approved, even if the aggregate amount involved will exceed $120,000. Those interested transactions are: (a) employment of executive officers, (b) director compensation, (c) certain transactions with other companies if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the other company's total annual revenues, (d) certain charitable contributions by Pier 1 Imports if the aggregate amount involved does not exceed the lesser of $10,000 or 2% of the organization's total annual receipts, (e) transactions where all shareholders receive proportional benefits (e.g., dividends), (f) transactions involving competitive bids, (g) regulated transactions, and (h) certain banking-related services. In addition, the policy delegates to the chair of the nominating and corporate governance committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount involved is expected to be less than $250,000. During fiscal 2012, the chair of the nominating and corporate governance committee did not pre-approve or ratify any transactions.

Transactions with Related Persons

During fiscal 2012, there were no transactions exceeding $120,000 in which Pier 1 Imports was a participant, or is to be a participant, and in which any related person had or will have a direct or indirect material interest.

Pier 1 Imports indemnifies its directors and its executive officers to the fullest extent permitted by law and has also entered into agreements with these individuals contractually obligating Pier 1 Imports to provide this indemnification to them.

ITEMS OF BUSINESS TO BE ACTED UPON AT THE MEETING

PROPOSAL NO. 1 – Election of Directors

The shareholders will vote to elect as directors the eight nominees named below at the annual meeting of shareholders. Those elected will serve on the board of directors until the next annual meeting of shareholders and until their successors are elected and qualified. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated each person listed below to stand for election. Although Pier 1 Imports does not anticipate that any of the nominees will be unable or unwilling to serve as a director, in the event that is the case, the board of directors may reduce its size or choose a substitute for that nominee.

In order to be elected, a nominee for director must receive the affirmative vote of a majority of the votes cast with respect to such nominee by the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. A "majority of the votes cast" means that the number of votes cast "FOR" a nominee exceeds the number of votes cast "AGAINST" the nominee. Abstentions and broker non-votes are not considered as votes cast.

The board of directors unanimously recommends a vote "FOR" the election of each of the following nominees as a director.

Nominees for Directors

As reflected in the section above captioned "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership," the primary qualities and characteristics nominees to the board of directors should possess are management and leadership experience; knowledge relevant to the business of Pier 1 Imports; diversity of background and experience; and personal and professional ethics, integrity and professionalism. All eight of the nominees possess these attributes. The specific experiences, qualifications, attributes and skills of each individual which led to her or his nomination are included in the individual discussions below.

CLAIRE H. BABROWSKI

Ms. Babrowski, age 54, is being nominated for her second consecutive term on the board of directors. During fiscal 2012, Ms. Babrowski served as a member of the nominating and corporate governance committee. Ms. Babrowski brings to the board experience in key leadership roles in leading global and domestic multi-unit companies. She possesses significant experience in operations, finance, international and general management and global exposure. Ms. Babrowski most recently served as executive vice president, chief operating officer of Toys "R" Us, Inc. from 2007 to 2010. She started her career spending 30 years at McDonald's Corporation, where her last position was senior executive vice president and chief restaurant operations officer. From 2005 to 2006, Ms. Babrowski worked for RadioShack Corporation serving as executive vice president and chief operating officer, and then president, chief operating officer and acting chief executive officer. In 1998, she received the Emerging Leader Award from the U.S. Women's Service Forum. Ms. Babrowski currently serves as a director and audit committee member of Delhaize Group, a Belgian company whose American Depository Receipts are traded on the NYSE and whose ordinary shares are traded on the NYSE Euronext in Brussels. Ms. Babrowski also currently serves as a member of the board of managers of QCE Finance LLC, which is the ultimate parent company of Quiznos®, and is the chair of the operations and development committee and serves on the marketing committee. Ms. Babrowski previously served as a director of Chipotle Mexican Grill, Inc.

JOHN H. BURGOYNE

Mr. Burgoyne, age 70, is being nominated to his thirteenth consecutive term on the board of directors. During fiscal 2012, Mr. Burgoyne served as the chairman of the compensation committee and as a member of the executive committee. He brings to the board executive-level management and leadership skills along with extensive knowledge and experience in international business operations, specifically in the areas of China and the Pacific Regions of Asia. Prior to his retirement in 2007, Mr. Burgoyne's career included serving as president of an international consulting firm, Burgoyne & Associates; and serving as the general manager of IBM's Travel Industry Sector for the Asia Pacific Region; and serving as President and General Manager of IBM China Corp. In addition, Mr. Burgoyne serves his community in numerous volunteer leadership capacities. Mr. Burgoyne serves as the volunteer assistant fire chief for the Greenwood community in Parker County, Texas, and on the certification board of the State Firemen's & Fire Marshals' Association of Texas, where, in both capacities, he has achieved recognized public safety and governmental experience on a local, state and national level. He also serves as the Guiyang, China Chair on the executive committee of Fort Worth Sister Cities International.

HAMISH A. DODDS

Mr. Dodds, age 55, is being nominated for his second consecutive term on the board of directors. During fiscal 2012, Mr. Dodds served as a member of the audit committee. Mr. Dodds brings to the board over thirty years of executive experience in the shipping, retail, consumer goods and hospitality industries and has lived and worked in Europe, the Middle East, Africa, South America and the United States, gaining extensive international experience in finance, franchising, joint ventures and brand management. As president and chief executive officer for Hard Rock International since 2004, Mr. Dodds oversees the strategic development and operations of restaurants, hotels, casinos and live music venues across 52 countries. Previously, Mr. Dodds has served as a board member and compensation committee member and chief executive officer for CabCorp, as division president for PepsiCo Beverages covering South America, Central America and the Caribbean, and in a variety of general management and financial positions for PepsiCo, The Burton Group in the United Kingdom, and Overseas Containers, Ltd. Mr. Dodds is a fellow member of the Institute of Chartered Management Accountants.

MICHAEL R. FERRARI

Dr. Ferrari, age 72, is being nominated for his thirteenth consecutive term on the board of directors. During fiscal 2012, Dr. Ferrari served as the non-executive chairman of the board, chairman of the executive committee and nominating and corporate governance committee, and as a member of the audit and compensation committees. An accomplished author and respected scholar, Dr. Ferrari holds a masters degree in sociology and a doctorate degree in business administration from Michigan State University. Having served on numerous community and corporate boards and in leadership and executive capacities in both the college and corporate arenas, Dr. Ferrari brings extensive budget management, strategic planning and integrated marketing experience to the board. As President of Ferrari & Associates LLC, his current consulting practice focuses on many critical business and organizational areas, including executive search, executive coaching, board governance and dispute resolution. Dr. Ferrari has been named Chancellor Emeritus of Texas Christian University, where he previously served as Chancellor of the University and professor of management in the M.J. Neeley School of Business. Additionally, Dr. Ferrari previously served as President and professor of management at Drake University.

BRENDAN L. HOFFMAN

Mr. Hoffman, age 43, is being nominated for his second consecutive term on the board of directors. During fiscal 2012, Mr. Hoffman served as a member of the compensation committee. Mr. Hoffman serves as president and chief executive officer of The Bon-Ton Stores, Inc. He brings to the board a broad retail background including experience in direct marketing, fulfillment and e-commerce operations. From October 2008 to February 2012, Mr. Hoffman served as president and chief executive officer of Lord & Taylor, a division of Hudson's Bay Trading Company. Prior to that, Mr. Hoffman served six years as president and chief executive officer of Neiman Marcus Direct, where he oversaw the growth of neimanmarcus.com and the launch and growth of bergdorfgoodman.com. Mr. Hoffman held previous positions as vice president of Last Call Clearance Division at Neiman Marcus Stores;

divisional merchandise manager of Bergdorf Goodman, Inc., a subsidiary of the Neiman Marcus Group; and divisional merchandise manager of Lord & Taylor, where he began his retail career in the executive training program. Mr. Hoffman serves on the board of trustees of the American Red Cross in Greater New York, the board of directors of the Phoenix House and the advisory board of the Jay H. Baker Retailing Initiative at The Wharton School.

TERRY E. LONDON

Mr. London, age 62, is being nominated for his tenth consecutive term on the board of directors. During fiscal 2012, Mr. London served as the chairman of the audit committee and as a member of the nominating and corporate governance committee. A certified public accountant and president of the London Broadcasting Company, Inc., Mr. London provides the board with significant finance, accounting, media, and public company board knowledge and experience. Mr. London was voted the Broadcaster of the Year in 2011 by the Texas Association of Broadcasters. He also possesses strong leadership skills obtained while serving as an officer in the U.S. Army Reserves. Earlier in his career, Mr. London served as president and chief executive officer, as well as chief financial and administrative officer, of Gaylord Entertainment Company. Mr. London currently serves as a director of Johnson Outdoors, Inc. and TriArtisan Acquisition Corp., and previously served as a director of Bass Pro Shops, Inc. In his role as director on other boards, Mr. London has served as the chairman of the audit committee and member of the compensation committee.

ALEXANDER W. SMITH

Mr. Smith, age 59, has served on the board of directors since joining the Company as president and chief executive officer in February 2007. During fiscal 2012, Mr. Smith served as a member of the executive committee. Mr. Smith has over 30 years of retail and international branding experience. Prior to joining the Company, Mr. Smith served as Group President of the TJX Companies, Inc., where he oversaw the operations and development of Home Goods, Marshalls, and TJ Maxx plus a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and ran its international operations. Mr. Smith also has served as a director of Papa John's International, Inc., including service as chairman of its compensation committee and as a member of its audit committee. Mr. Smith's employment agreement provides that, at all times during the employment period, Pier 1 Imports will use its reasonable efforts to cause the board of directors, or an authorized committee thereof, to nominate Mr. Smith for election to the board of directors at each annual meeting of shareholders of Pier 1 Imports held during the employment period, and, if nominated, to cause the board of directors to recommend his election to the shareholders of Pier 1 Imports.

CECE SMITH

Ms. Smith, age 67, is being nominated for her sixth consecutive term on the board of directors. During fiscal 2012, Ms. Smith served as a member and chairman of the nominating and corporate governance committee and as a member of the audit and compensation committees. A certified public accountant, Ms. Smith brings a wealth of retail, finance, and corporate governance knowledge and experience to the board. Prior to her retirement in September 2007, Ms. Smith co-founded Phillips-Smith-Machens Venture Partners, a venture capital firm which invested in retail and consumer businesses. Prior to that, Ms. Smith served as the executive vice president of finance and administration for Pearle Health Services, the world's largest retail optical chain. Ms. Smith currently serves as lead director of Brinker International, Inc. Previously, Ms. Smith has served as a director of numerous public retailers, including Michaels Stores, Inc., Cheap Tickets, Inc., Hot Topic, Inc., and BizMart, Inc. and as a director and chairman of the Federal Reserve Bank of Dallas. In her role as director on other boards, Ms. Smith has served on audit, compensation and nominating and governance committees and has chaired audit and compensation committees.

The board of directors unanimously recommends a vote "FOR" the election of each of the above-named nominees as a director.

PROPOSAL NO. 2 – To Adopt a Non-binding, Advisory Resolution to Approve the Compensation of Pier 1 Imports' Named Executive Officers as Disclosed Pursuant to the Compensation Disclosure Rules of the Securities and Exchange Commission, Including the Compensation Discussion and Analysis, Compensation Tables and Narrative Discussion Below Under the Caption "Executive Compensation"

General Information

Under rules adopted by the SEC pursuant to Section 14A of the Exchange Act, our shareholders are entitled to vote not less frequently than every three years upon an advisory, non-binding resolution approving the compensation of Pier 1 Imports' named executive officers, as disclosed pursuant to the disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion (commonly called the "say-on-pay vote"). At our annual meeting of shareholders held on June 28, 2011, our shareholders indicated in an advisory vote that they overwhelmingly favored the say-on-pay vote every year. Accordingly, we are including in this proxy statement a non-binding, advisory shareholder vote on our executive compensation as described in this proxy statement. Shareholders are being asked to vote on the following resolution:

> RESOLVED, that the compensation of Pier 1 Imports' named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.

The compensation of our named executive officers, as disclosed by the Compensation Discussion and Analysis, compensation tables and narrative discussion, is shown below under the caption "Executive Compensation." As discussed in those disclosures, we believe that our compensation policies, principles, objectives and practices are focused on pay-for-performance and are strongly aligned with the long-term interests of our shareholders. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced senior executives to lead Pier 1 Imports successfully in a competitive environment.

Your vote on this resolution is advisory, and therefore not binding on Pier 1 Imports, the compensation committee, or the board of directors. The vote will not be construed to create or imply any change to the fiduciary duties of Pier 1 Imports or the board of directors, or to create or imply any additional fiduciary duties for Pier 1 Imports or the board of directors. However, our board of directors values the opinions of our shareholders, and, if the shareholders do not adopt the resolution set forth above, we will consider our shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this resolution is required to approve this resolution. Abstentions will be counted as represented and entitled to vote on this resolution and will have the effect of a vote "AGAINST" the resolution. Broker non-votes will not be considered entitled to vote on this resolution and will not be counted in determining the number of shares necessary for approval of the resolution.

The board of directors unanimously recommends a vote "FOR" the non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation."

PROPOSAL NO. 3 – Ratification of the Audit Committee's Engagement of Ernst & Young LLP as Pier 1 Imports' Independent Registered Public Accounting Firm for Fiscal 2013

The audit committee has approved engaging Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013. Ernst & Young LLP served as Pier 1 Imports' independent registered public accounting firm for fiscal 2012 and has served in that capacity since fiscal 1996. Although approval or ratification of such engagement is not required, Pier 1 Imports is seeking the shareholders' ratification of the audit committee's engagement of Ernst & Young LLP because we believe that allowing shareholders to express their view on the matter is good corporate governance. SEC Rule 10A-3(b)2 requires that the audit committee "...must be directly responsible for the appointment...of any registered public accounting firm...." Since the audit committee must follow this requirement, the ratification is not binding on Pier 1 Imports. Any failure of the shareholders to ratify the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm would, however, be considered by the audit committee in engaging Ernst & Young LLP.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to ratify the engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013. Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "AGAINST" the proposal.

The board of directors unanimously recommends a vote "FOR" the ratification of the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013.

Relationship with Independent Registered Public Accounting Firm

The audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. As described above, the audit committee has approved the engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013.

The audit committee engaged Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2012 and the shareholders ratified that engagement at the annual meeting of the shareholders held on June 28, 2011. A representative of Ernst & Young LLP is expected to be present at the annual meeting of shareholders and will be given the opportunity to make a statement if he or she so desires and to respond to appropriate questions from shareholders.

Independent Registered Public Accounting Firm Fees

The following table presents fees incurred for professional services rendered by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm, for fiscal years ended February 25, 2012 and February 26, 2011.

	February 25, 2012	February 26, 2011
Audit Fees(1)	$ 901,000	$904,245
Audit Related Fees(2)	$ 27,500	$ 20,000
Tax Fees(3)	$ 101,854	$ 66,885
All Other Fees(4)	$ 2,160	$ 2,160
Total Fees	$1,032,514	$993,290

(1) Includes fees for services related to the annual audit of the consolidated financial statements, required statutory audits, reviews of Pier 1 Imports' quarterly reports on Form 10-Q, the registered public accounting firm's report on Pier 1 Imports' internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002, and any registration statements during the respective periods.

(2) Includes fees for services related to the Pier 1 Imports, Inc. Stock Purchase Plan and consolidated balance sheet audits.

(3) Includes fees for services related to tax compliance, tax advice and tax planning.

(4) Includes fees for subscription to online research tool.

Pre-approval of Nonaudit Fees

The audit committee has adopted a policy that requires advance approval of all audit, audit related, tax and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related and tax services. Unless the specific service has been previously pre-approved with respect to a fiscal year, the audit committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The audit committee has delegated to the chairman of the audit committee, or any of its other members, authority to approve permitted services up to $50,000 per engagement provided that any pre-approval decisions are reported to the committee at its next scheduled meeting.

AUDIT COMMITTEE REPORT

Each member of the audit committee is an independent director, pursuant to the independence requirements of the SEC and NYSE. In accordance with the committee's written charter, the committee assists the board of directors in overseeing the quality and integrity of Pier 1 Imports' accounting, auditing and financial reporting practices. In performing its oversight function, the committee reviewed and discussed Pier 1 Imports' audited consolidated financial statements as of and for the fiscal year ended February 25, 2012, with management and Pier 1 Imports' independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The committee also discussed with Pier 1 Imports' independent registered public accounting firm all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

The committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and Pier 1 Imports that might affect the firm's independence consistent with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. The committee also discussed with the registered public accounting firm any relationships that may have an impact on its objectivity and independence and satisfied ourselves that the registered public accounting firm is independent. The committee also considered whether the provision of non-audit services by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm for fiscal 2012, to Pier 1 Imports is compatible with maintaining Ernst & Young LLP's independence.

Based on the above-described review and discussions with management and the independent registered public accounting firm, the committee recommended to the board of directors that Pier 1 Imports' audited consolidated financial statements be included in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended February 25, 2012, for filing with the SEC.

AUDIT COMMITTEE

Terry E. London, Chairman
Hamish A. Dodds
Cece Smith

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis below. Based on the review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in Pier 1 Imports' fiscal 2012 proxy statement.

COMPENSATION COMMITTEE
John H. Burgoyne, Chairman
Michael R. Ferrari
Brendan L. Hoffman

Compensation Discussion and Analysis

Pier 1 Imports is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts. Pier 1 Imports directly imports merchandise from many countries, and sells a wide variety of decorative accessories, furniture, and seasonal assortments in its stores. Pier 1 Imports conducts business as one operating segment and operates more than 1,000 stores in the United States and Canada under the name Pier 1 Imports.

The purpose of this Compensation Discussion and Analysis disclosure is to provide material information about Pier 1 Imports' compensation policies, principles, objectives and practices for its named executive officers for fiscal 2012 and to put into perspective the tabular disclosures and related narratives that follow it.

Executive Summary

The executive officers' decisions and leadership over the past five years, even throughout the worst recessionary business climate in recent history, positioned Pier 1 Imports to achieve significantly improved and profitable operating performance in fiscal 2012, some highlights of which are detailed below:

- delivered a 9.5% annual comparable store sales increase resulting primarily from increases in traffic and average ticket in addition to delivering a 10.9% annual comparable store sales increase in fiscal 2011;
- delivered a merchandise margin of 59.8% of sales for fiscal 2012 that surpassed the merchandise margin of 58.6% achieved in fiscal 2011;
- delivered annual operating income of $154.8 million, or 10.1% of sales in fiscal 2012, a 49% improvement over the prior fiscal year;
- maintained a strong balance sheet at year-end with $287.9 million in cash, inventory levels up by 3.4% compared to fiscal 2011 year-end levels and $9.5 million in long-term debt; and
- delivered a total shareholder return of approximately 68% in fiscal 2012.

During fiscal 2012, Pier 1 Imports initiated a three-year growth plan designed to drive sales and further improve profitability in order to increase shareholder value. Pier 1 Imports' growth plan included achieving sales of $200 per retail square foot, driving operating margin to at least 10% of sales within three years and operating an online business contributing at least 10% of revenue within five years. The board-approved plan also included investing approximately $200 million in expanding Pier 1 Imports' store portfolio, making improvements to existing stores and strategic investments in technology and systems, including e-Commerce initiatives. Pier 1 Imports' board of directors also approved a $100 million initial share repurchase program. During fiscal 2012, Pier 1 Imports achieved the following in connection with the three-year growth plan:

- achieved an operating margin of 10.1% of sales in year one of its three-year plan;

- invested capital of $62.3 million in store development and technology initiatives compared to capital expenditure levels of $31.0 million in fiscal 2011;
- increased sales per retail square foot to $184 for fiscal 2012, up 9.5% from $168 per retail square foot for fiscal 2011;
- completed its $100 million initial share repurchase program in September 2011, repurchasing approximately 8% of its common stock outstanding; and
- authorized a second $100 million share repurchase program in October 2011, all of which remained available for repurchase at the end of fiscal 2012.

Compensation Policies, Principles, Objectives and Practices

Pier 1 Imports' proven success and continuation of that success depends, in large part, on our ability to successfully attract, motivate and retain a qualified management team. Sourcing qualified candidates to fill important positions within Pier 1 Imports is challenging given the highly competitive retail environment. Accordingly, Pier 1 Imports' overall compensation philosophy is that our executive compensation program should be structured to attract and retain highly skilled and motivated individuals who will lead Pier 1 Imports to successful performance that is consistent with shareholders' expectations. Pier 1 Imports accomplishes this by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and which provide strong incentives for the long-term success and performance of Pier 1 Imports.

Pier 1 Imports provides both short-term and long-term incentives to our executives for the effective management of major functions, teamwork, and effective expense control. Success on these fronts leads to the overall success of Pier 1 Imports. Pier 1 Imports believes that as an executive's level of responsibility increases, a greater portion of that executive's potential total compensation should come from performance-based plans. Pier 1 Imports also believes that the majority of an executive's compensation should be "at-risk" and tied to Pier 1 Imports' performance. This aligns management's interests with shareholders' interests as the executive's potential total compensation should only increase when Pier 1 Imports' performance improves.

Pier 1 Imports generally targets total compensation packages for executive officers at the 50th percentile of Pier 1 Imports' peer group when Pier 1 Imports achieves planned financial and operational goals. Pier 1 Imports designs its total compensation packages to provide pay above the 50th percentile of pay compared to its peer group when Pier 1 Imports' results significantly exceed planned financial and operational goals.

At the beginning of fiscal 2012, Pier 1 Imports used a group of peer companies to benchmark base pay, short-term incentive and long-term incentive elements of total executive compensation. The peer group included the following companies which at that time were publicly traded and were direct competitors, retail industry competitors, and/or local area competitors for executive talent:

- Bed Bath & Beyond Inc.
- Charming Shoppes, Inc.
- Dick's Sporting Goods, Inc.
- Fossil, Inc.
- J.Crew Group, Inc.
- Jo-Ann Stores, Inc.
- Kirkland's, Inc.
- PetSmart, Inc.
- RadioShack Corporation
- Ross Stores, Inc.
- Stein Mart, Inc.
- Williams-Sonoma, Inc.

Data for these companies was provided by Pay Governance LLC, the compensation committee's executive compensation consultant.

While Pier 1 Imports did not in fiscal 2012 use total shareholder return, or TSR, as a performance measure for its short- or long-term incentive plans, the compensation committee, the compensation consultant to the committee and management review Pier 1 Imports' performance against many other external financial measures including TSR to ensure the measures we use internally translate into similar success with those external measures. We were pleased to see once again the strong alignment with our chosen metric to other external measures, such as TSR. Pier 1 Imports has implemented a third long-term incentive equity award for fiscal 2013 that will use relative TSR rankings against a broadened peer group. This new equity incentive will be in addition to the time-based and performance-based equity incentives Pier 1 Imports used in fiscal 2012 and the overall proportion of target shares will shift from the 50% performance-based shares and 50% time-based shares used during fiscal 2012. For executive officers and senior management that shift will be to 60% performance-based shares and 40% time-based shares in fiscal 2013.

Advisory Vote on Executive Compensation

Pier 1 Imports conducted its first advisory vote on executive compensation last year at its 2011 annual meeting. While this vote was not binding on Pier 1 Imports, our board of directors or our compensation committee, we believe that it is important for our shareholders to have an opportunity to vote on this proposal on an annual basis as a means to express their views regarding our executive compensation philosophy, our compensation policies and programs, and our decisions regarding executive compensation, all as disclosed in our proxy statement. Our board of directors and our compensation committee value the opinions of our shareholders and, to the extent there is any significant vote against the compensation of our named executive officers as disclosed in the proxy statement, we will consider our shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

At the 2011 annual meeting, 95% of the votes represented at the meeting and entitled to vote on the advisory vote on executive compensation (Proposal No. 3 in last year's proxy statement) approved our named executive officer compensation as disclosed in the proxy statement. The board of directors and compensation committee reviewed these final vote results and determined that, given the significant level of support, no significant changes to our executive compensation policies and decisions were necessary based on the vote results.

We have determined that our shareholders should vote on a say-on-pay proposal each year, consistent with the preference expressed by our shareholders at the 2011 annual meeting.

Executive Compensation Components

In addition to base salary, short-term incentives, and long-term incentives, Pier 1 Imports' compensation program in fiscal 2012 included retirement plans and Mr. Smith's employment agreement, which is discussed separately below under the caption "Chief Executive Officer Employment Agreement." The following table (Table 1) explains the intended purposes and specific features of the direct compensation components of Pier 1 Imports' executive compensation program for fiscal 2012:

Table 1

Compensation Component	Intended Purpose	Specific Features for Pier 1 Imports Executives	Targeted Proportion of Total Direct Compensation	
			CEO	Other NEO's
Base Salary	To provide a fixed amount of compensation that is commensurate with market conditions for similar jobs and to aid in the attraction and retention of key executives.	Pier 1 Imports recognizes individual experience, skill, level of responsibility and performance over time to set base pay levels and generally targets the 50th percentile or "at market" within the context of the national retail market. Changes to base pay may be made based on individual and company performance, pay in relation to other peers and the external labor market, and increased responsibility. Depending on the position, base pay is approximately 18.5% - 42% of total target compensation for executive officers and is in alignment with our philosophy of putting the majority of pay at risk based on corporate performance.	 18.5%	 42.0%
Short-Term Incentive	To motivate executives to achieve maximum quarterly and annual financial and operational goals and to reward executives for their contributions when those goals are achieved. Annual short-term incentives are also used to align competitive pay levels on an annual basis.	Provides alignment of our executive team's interests with our short-term corporate operating objectives. These annual objectives are tied to the overall strategic mission and long-term plan. Design allows incentive targets for executive officers to vary by individual after consideration of relevant market and peer group compensation information, individual job responsibilities and other relevant information as appropriate given the needs of the business. Designed to focus management on increasing operating profitability on a year-over-year basis, with no payouts in fiscal 2012 unless Pier 1 Imports achieved higher results when compared to fiscal 2011. Annual incentive awards help Pier 1 Imports achieve quarterly financial and operating objectives since a portion of the total annual incentive is tied to quarterly financial and operating results.	 18.5%	 31.0%

Compensation Component	Intended Purpose	Specific Features for Pier 1 Imports Executives	Targeted Proportion of Total Direct Compensation	
			CEO	Other NEO's
Long-Term Incentives (Performance- & Time -Based)	To motivate, reward and retain our executive team by designing pay packages that return long-term value to Pier 1 Imports and its shareholders. Long-term incentives allow executives to directly share in the success of Pier 1 Imports through equity and/or cash-based programs that directly align with shareholder interests and are both performance-based grants to create value, as well as time-based grants to encourage retention and stability.	Pier 1 Imports designed an all equity plan using 100% restricted shares in fiscal 2012. For fiscal 2012, restricted shares were equally divided between time-based restricted shares vesting over three years and performance-based restricted shares vesting on achievement of "profit goal" targets over three years. Pier 1 Imports feels strongly that our executive team's interests should be closely aligned to the long-term interests of our shareholders, and providing a substantial portion of total compensation in the form of stock combined with the Pier 1 Imports voluntary stock-ownership guidelines helps align the interests of our executive team with our shareholders.	Time-based 31.5% Performance-based 31.5%	Time-based 13.5% Performance-based 13.5%
Total Direct Compensation	The sum total of all elements of the compensation program provided to executive officers.	Generally targeting the median of the market for planned performance. Provides upside above the 50th percentile of the market for significant achievement above target performance.	18.5% 31.5% 18.5% 31.5%	13.5% 13.5% 42.0% 31.0%

Base Salary – Pier 1 Imports designs base salary to provide a fixed amount of compensation that is commensurate with the market conditions for similar jobs and to aid in the attraction and retention of key executives. The aspects of individual performance that may be considered in the determination of each executive's base salary include the individual's contribution to achieving operating goals, expense control and expense reduction, profitability, and performance as compared to planned results. In addition, the following factors may be considered when assessing the performance of each named executive officer: thought leadership (analysis, judgment, and financial acumen), results leadership (planning and execution), people leadership (influence and execution), and personal leadership (the ability to trust, adapt and learn). Additional information regarding Pier 1 Imports' considerations relating to base salary is detailed in Table 1 above.

In fiscal 2012, Pier 1 Imports management, through its human resources compensation group and Pier 1 Imports' chief executive officer, recommended to the compensation committee only targeted increases to certain executives and no "across the board" base salary increases for Pier 1 Imports' named executive officers. The compensation committee agreed to support management's recommendation and approved no increases in base salary for the named executive officers.

Short-term Incentives – Pier 1 Imports designs short-term incentive cash awards to motivate executives to achieve superior quarterly and annual financial and operational performance for Pier 1 Imports and to reward an executive's contribution towards achieving that financial performance.

During fiscal 2012, Pier 1 Imports' short-term incentive plan for its executives used a performance measure of consolidated earnings before interest, taxes, depreciation, and amortization adjusted for certain recurring non-cash items and unusual or non-recurring items. For discussion purposes, we refer to this performance measure as the

Profit Goal, and it was selected as the appropriate financial measure because it focuses on factors that an individual participant's actions can affect. Pier 1 Imports believes the Profit Goal is a better measure of core operating performance because it eliminates the effects of financing and tax decisions as well as unusual charges and more closely reflects cash being generated by Pier 1 Imports' ongoing core operations. Also, designing the short-term incentive Profit Goal specifically around Pier 1 Imports' financial and operational performance leads to increased profitability over time. Additional information and factors relating to Pier 1 Imports' fiscal 2012 annual short-term incentive program are included in Table 1 above.

These factors were discussed with the compensation committee and, as a result, the compensation committee approved the plan and set quarterly and annual Profit Goal target levels for fiscal 2012. The Profit Goal targets and the actual Pier 1 Imports' results are shown in Table 2 below.

Table 2

Pier 1 Imports' Fiscal 2012 Quarterly and Annual Profit Goal Short-Term Incentive		
Fiscal Year 2012	**Target**	**Actual Results**
1st Quarter	$ 16,300,000	$ 27,300,000
2nd Quarter	$ 24,900,000	$ 31,200,000
3rd Quarter	$ 32,000,000	$ 41,000,000
4th Quarter	$ 74,800,000	$ 86,900,000
Annual Target	$148,000,000	$186,500,000

The fiscal 2012 targeted annual Profit Goal of $148,000,000 represented an approximate 15% increase over the actual results of the annual Profit Goal for fiscal 2011 of $128,700,000. The fiscal 2012 targeted annual Profit Goal supported our focus on increasing our profitability in fiscal 2012, and no award payout was possible unless we exceeded the actual results of the previous year's Profit Goal.

The Pier 1 Imports' fiscal 2012 short-term incentive program had two primary components, the annual component and the quarterly component. Each named executive officer's fiscal 2012 short-term incentive potential (which was expressed as a percentage of the officer's base salary) was divided equally between the quarterly and annual component. Additional information regarding the named executive officers' fiscal 2012 incentive targets and the quarterly and annual component details are shown in Table 3 below.

Table 3

Named Executive Officer	**Fiscal 2012 Short-Term Incentive Potential**		**Quarterly Incentive Component**					**Annual Incentive Component**		
		=	**Q1**	**Q2**	**Q3**	**Q4**	+	**Threshold 10%**	**Target 100%**	**Maximum 400%**
CEO	100%		12.5%	12.5%	12.5%	12.5%		5%	50%	200%
CFO & Other NEOs	75%		9.375%	9.375%	9.375%	9.375%		3.75%	37.5%	150%
The short-term incentive opportunity for the named executive officers (expressed as a percentage of base salary) was comprised of 2 components, the quarterly incentive component and the annual incentive component.			The quarterly incentive component was based on the achievement of each fiscal quarter's targeted Profit Goal. Each quarter was measured independently on a pass or fail basis and was paid out at either 100% upon successful achievement of the targeted quarterly Profit Goal, or 0% if the goal was not met.					The annual incentive component was based on the achievement of the targeted annual Profit Goal, which is the cumulative total for the quarterly targeted Profit Goals for the fiscal year. The threshold Profit Goal that would result in a 10% payout of the annual component of the short-term incentive target was $129,000,000. Achieving the target Profit Goal of $148,000,000 would result in a 100% payout. A maximum payout of 400% would occur if the annual Profit Goal met or exceeded $178,000,000.		

The plan required participants to be employed with Pier 1 Imports at the end of each respective quarter and year-end to receive an incentive cash award, if any, for that performance period. The plan allowed Pier 1 Imports' chief executive officer to reduce the cash award of a participant as a result of individual performance. Pier 1 Imports believes that these target percentage levels were competitive when compared to Pier 1 Imports' peer group as identified at the beginning of the fiscal year.

The actual quarterly Profit Goals shown in Table 2 above resulted in participants earning 100% of their fiscal 2012 quarterly incentive cash awards. The actual annual Profit Goal attained for fiscal 2012 was $186,500,000 and the short-term incentive plan achieved its desired intent of increasing the operational and financial year-over-year performance of Pier 1 Imports. That actual annual Profit Goal resulted in participants earning the maximum of their annual incentive cash award. When combined, the quarterly and annual incentive cash awards had the effect of each participant's short-term incentive cash award equaling 250% of their respective fiscal 2012 short-term incentive potential.

Long-term Incentives – Pier 1 Imports designs its long-term incentive awards to support Pier 1 Imports' overall objectives of long-term company profitability, competitiveness in the retail industry, and retention of executives. Pier 1 Imports' long-term incentive plan for fiscal 2012 was comprised of restricted stock grants that were equally divided between time-based and performance-based shares. Pier 1 Imports believes that restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool.

The restrictions on time-based shares lapse over a 3-year period and vested 33% on April 8, 2012, and will vest 33% on April 8, 2013 and 34% on April 8, 2014 provided that the participant is employed on each such date. A summary of the time-based shares awarded to the named-executive officers in fiscal 2012 is included in Table 4 below.

Table 4

Named Executive Officer	Time-Based Shares (#)	Vesting
Charles H. Turner	17,000	33% on 4/8/2012 33% on 4/8/2013 34% on 4/8/2014
Catherine David	13,750	33% on 4/8/2012 33% on 4/8/2013 34% on 4/8/2014
Gregory S. Humenesky	9,500	33% on 4/8/2012 33% on 4/8/2013 34% on 4/8/2014
Sharon M. Leite	12,000	33% on 4/8/2012 33% on 4/8/2013 34% on 4/8/2014

The performance-based shares granted in fiscal 2012 vest 33% upon Pier 1 Imports satisfying the targeted Profit Goal established by the compensation committee for fiscal 2012 (the same measure utilized for the annual short-term incentives described above) and will vest 33% and 34% for each of the following two fiscal years, respectively, upon Pier 1 Imports satisfying the targeted Profit Goal established by the compensation committee for those respective fiscal years. Vesting for each fiscal year is also conditioned upon the named executive officer being employed on the date of filing of Pier 1 Imports' annual report on Form 10-K with the SEC for the applicable fiscal year.

With respect to the number of performance-based shares that vest based on satisfying the targeted Profit Goal for a given fiscal year, vesting will occur pursuant to the following schedule (with interpolation between the levels):

100% of the Profit Goal target – 100% of the shares;
96% of the Profit Goal target – 90% of the shares;
92% of the Profit Goal target – 80% of the shares;
88% of the Profit Goal target – 70% of the shares;
84% of the Profit Goal target – 60% of the shares; and
80% of the Profit Goal target – 50% of the shares.

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal years' Profit Goal targets.

The long-term restricted stock award potential of a named executive officer was generally targeted between 55% – 70%, depending on the officer, of his or her fiscal 2012 annual base salary if the cumulative three-year Profit Goal target was reached. A summary of the long-term incentive performance-based restricted stock awards granted to the named executive officers in fiscal 2012 is included in Table 5 below.

Table 5

Named Executive Officer	Performance-Based Shares Granted (#)	Fiscal Year Performance Period	Performance-Based Shares Vesting (#)
Charles H. Turner	17,000	FY 2012 FY 2013 FY 2014	5,610 5,610 5,780
Catherine David	13,750	FY 2012 FY 2013 FY 2014	4,537 4,537 4,676
Gregory S. Humenesky	9,500	FY 2012 FY 2013 FY 2014	3,135 3,135 3,230
Sharon M. Leite	12,000	FY 2012 FY 2013 FY 2014	3,960 3,960 4,080

The Profit Goal for fiscal 2012 of $148,000,000 was exceeded as shown in Table 2 above and 33% of the performance-based shares vested upon the date of filing of Pier 1 Imports' annual report on Form 10-K.

Pier 1 Imports' chief executive officer, Mr. Smith, did not participate in the fiscal 2012 long-term incentive equity award given his grants of restricted stock pursuant to his renewed and extended employment agreement described below.

Retirement and Other Plans – Pier 1 Imports offers a supplemental retirement plan which is designed to provide certain executives with post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives. The plan is described and discussed below under the caption "Pension Benefits Table for the Fiscal Year Ended February 25, 2012."

In addition, Pier 1 Imports offered a non-qualified deferred compensation plan known as the Pier 1 Imports, Inc. Deferred Compensation Plan to its executives and key members of management. This plan is designed to provide post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives and key members of management. The plan is described and discussed below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 25, 2012."

Chief Executive Officer Employment Agreement – Mr. Smith and Pier 1 Imports have entered into an employment agreement for Mr. Smith's employment as Pier 1 Imports' president and chief executive officer. Pier 1 Imports utilizes an employment agreement to create continuity of Mr. Smith's services and to mitigate Mr. Smith's risk of involuntary termination (other than for cause) or Mr. Smith's voluntary termination based on a good reason, both events as defined in the agreement.

On December 15, 2009, Mr. Smith and Pier 1 Imports entered into a renewal and extension of the employment agreement that expired on February 27, 2010. The renewal and extension was effective February 28, 2010, the first day of fiscal 2011. The term of the employment agreement is for three fiscal years ending on March 2, 2013, and is renewable one fiscal year at a time beginning on March 3, 2013, unless Pier 1 Imports or Mr. Smith gives notice of non-renewal at least 60 days prior to that date.

Pursuant to the renewal and extension, Mr. Smith's base salary is $1,050,000 per year, which amount may be adjusted from time-to-time by the compensation committee. He also is eligible to participate in Pier 1 Imports' short-term and long-term incentive cash awards during the renewal term.

Also, pursuant to the renewal and extension, Mr. Smith received a grant of 375,000 shares of time-based restricted stock on December 18, 2009, under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. One-third of such shares vested on December 18, 2010, one-third of such shares vested on December 18, 2011, and the remaining one-third of such shares will vest on December 18, 2012, provided Mr. Smith is employed on such date.

Also, pursuant to the renewal and extension, grants of 375,000 shares of restricted stock were made to Mr. Smith on February 28, 2010, February 27, 2011 and February 26, 2012. These restricted stock grants vest as follows: (i) one-half of the 375,000 shares of restricted stock are time-based and vest 62,500 shares per year on the last day of the fiscal year in which the grant was made and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year; and (ii) the other one-half of the 375,000 shares of restricted stock are performance-based and vest 62,500 shares upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the fiscal year in which the grant was made and 62,500 shares in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year (each Profit Goal achievement to be determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year) and provided that for each fiscal year Mr. Smith is employed on the last day of each such fiscal year. If the targeted Profit Goal for a particular fiscal year is partially met, then the number of shares that could vest is adjusted as follows (with interpolation between the target levels):

100% of the Profit Goal target – 62,500 shares (100%);
96% of the Profit Goal target – 56,250 shares (90%);
92% of the Profit Goal target – 50,000 shares (80%);
88% of the Profit Goal target – 43,750 shares (70%);
84% of the Profit Goal target – 37,500 shares (60%); and
80% of the Profit Goal target – 31,250 shares (50%).

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal year Profit Goal targets.

The Profit Goal target for fiscal 2012 was achieved and 62,500 of the fiscal 2011 (February 28, 2010 grant date) and 62,500 of the fiscal 2012 (February 27, 2011 grant date) performance-based shares vested.

The renewal and extension continues the following terms from Mr. Smith's original employment agreement:

- Non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment; and
- In the event that the total payments and benefits received by Mr. Smith or to be received by Mr. Smith in connection with a change in control of Pier 1 Imports or in connection with Mr. Smith's termination of employment in respect of such a change in control, whether pursuant to the terms of his employment agreement or any other plan, arrangement or agreement with Pier 1 Imports ("Total Payments"), would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Pier 1 Imports is obligated to pay to Mr. Smith an additional amount (the "Gross-Up Payment") such that after payment by Mr. Smith of all taxes (including any excise tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, Mr. Smith retains from the Gross-Up Payment an amount equal to the excise tax imposed upon the Total Payments. The Total Payments subject to the excise tax will be any payments that are "excess parachute payments," within the meaning of Section 280G(b)(1) of the Internal Revenue Code.

Consistent with Mr. Smith's original employment agreement, Mr. Smith's renewed and extended employment agreement specifically excludes a change in control of Pier 1 Imports as grounds for either Pier 1 Imports or Mr. Smith to terminate the agreement, and a change in control of Pier 1 Imports does not constitute a "Good Reason" under the agreement. However, under the Pier 1 Imports, Inc. Supplemental Retirement Plan, as discussed in footnote #1 to the table included under the caption "Potential Payments upon Termination or Change in Control" below, Mr. Smith (similar to certain other participants) would be entitled to receive the present value of the lump-sum amount of the actuarial equivalent of his benefit assuming that Mr. Smith is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

Subsequent to the renewal and extension of Mr. Smith's employment agreement as discussed above, Pier 1 Imports on June 18, 2010, based on a review of executive compensation practices, determined that it will not enter into any new employment agreement with an executive officer, or after that date materially amend Mr. Smith's existing employment agreement, to provide for gross-up payments designed to offset the impact of the excise tax imposed by Section 4999 of the Internal Revenue Code on payments contingent upon a change in control of Pier 1 Imports.

Under Mr. Smith's renewed and extended employment agreement, should Mr. Smith's employment be terminated by Pier 1 Imports without Cause or by Mr. Smith with Good Reason (as such terms are defined in the agreement), then any and all of Mr. Smith's outstanding restricted stock that has been granted and has not vested will vest. In addition, Mr. Smith will be paid the greater of (1) his compensation and benefits through the end of the employment agreement term; plus an amount equal to the higher of (i) the last annual cash bonus paid to Mr. Smith or (ii) the average of the last three annual cash bonuses paid to Mr. Smith; plus any and all long-term incentive cash award bonuses which have been earned but not paid because the entire performance period has not ended, or (2) a severance amount equal to one full year of Mr. Smith's then-existing base salary, and any and all long-term incentive cash award bonuses which have been earned but not paid because the entire performance period has not ended. Upon a non-renewal of the employment agreement by Pier 1 Imports, Mr. Smith will be paid the amount stated in (2) above, and any and all of Mr. Smith's outstanding restricted stock that has been granted and has not vested will vest.

Compensation Determinations and Role of Executive Officers

Fiscal year base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers were presented to the compensation committee at their meetings in January, February and March of 2011. The presentations included recommendations of Pier 1 Imports' chief executive officer and human resources compensation group on those elements of compensation, plus recommended plan design changes, and a summary of all short- and long-term incentive awards to eligible levels of management. From time to time, these types of presentations may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from independent outside consultants. Generally, the compensation committee approves the fiscal year compensation in March (which is the first month of the fiscal year) of each year with an effective date in April. Implementation of short- and long-term incentive compensation for the year occurs after compensation committee and board approval.

Pier 1 Imports' Policy on Share Ownership

The Pier 1 Imports' board of directors has adopted voluntary stock ownership guidelines for its non-employee directors. These guidelines state that the board of directors believes that each non-employee director should acquire ownership of 50,000 or more shares of Pier 1 Imports' common stock within five years of becoming a director. Shares counted toward ownership include shares beneficially owned directly or indirectly (other than shares which might be acquired by exercise of an option, or unvested restricted stock) and DSU's credited to the non-employee director.

Also, the Pier 1 Imports' board of directors has adopted voluntary stock ownership guidelines for officers of Pier 1 Imports and its subsidiaries. These guidelines state that the following level of shares of Pier 1 Imports' common stock should be acquired within five years of March 1, 2010, or election as an officer of Pier 1 Imports or any of its subsidiaries if such election is later than March 1, 2010:

Chief Executive Officer	500,000 shares
Executive Vice President	100,000 shares
Senior Vice President	75,000 shares
Vice President	30,000 shares

Shares counted toward ownership include shares beneficially owned directly or indirectly (other than shares which might be acquired by exercise of an option, or unvested restricted stock), and any deferred stock units.

Pier 1 Imports has a written insider trading policy that, among other things, prohibits directors, officers and employees from selling short a Pier 1 Imports security, from trading in options on a Pier 1 Imports security, including calls and puts, or from engaging in forms of hedging or monetization transactions, such as equity swaps, exchange funds, collars or variable forwards, with respect to a Pier 1 Imports security.

Pier 1 Imports' Policy on Section 162(m)

Pier 1 Imports considers the effect of limitations on deductibility of compensation for federal income tax purposes. Section 162(m) of the Internal Revenue Code generally denies public companies like Pier 1 Imports a federal income tax deduction for compensation paid to the chief executive officer or any of the three other most highly compensated officers (not including the principal financial officer) that exceeds $1,000,000 for each such officer during the tax year. Qualifying performance-based compensation paid pursuant to plans approved by shareholders is not subject to this deduction limitation. Pier 1 Imports attempts to preserve the federal tax deductibility of compensation to the extent reasonably practicable when doing so is consistent with the executive compensation objectives and goals mentioned above. While Pier 1 Imports is aware of and understands the requirements of Section 162(m), it does not believe that compensation decisions should be based solely upon the amount of compensation that is deductible for federal income tax purposes. Pier 1 Imports may approve elements of compensation for certain officers that are not fully deductible by Pier 1 Imports. For fiscal 2012, the only officer who received compensation that was not fully deductible was Mr. Smith.

Compensation Risk

Although the majority of potential maximum compensation to our executive officers is performance-based, we do not believe that Pier 1 Imports' compensation policies, principles, objectives and practices are structured to promote inappropriate risk taking by our executives. We believe that the focus of Pier 1 Imports' overall compensation program encourages management to take a balanced approach that focuses on increasing and sustaining Pier 1 Imports' profitability.

Summary Compensation Table for the Fiscal Years Ended February 25, 2012, February 26, 2011 and February 27, 2010

The following table sets forth a summary of the compensation in the past three fiscal years for services rendered in all capacities to Pier 1 Imports and its subsidiaries by the chief executive officer, chief financial officer and the three other most highly compensated executive officers.

Name & Principal Position	Fiscal Year	Salary(3) ($)	Bonus ($)	Stock Awards(4) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(5) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(6) ($)	All Other Compensation(7) ($)	Total ($)
Alexander W. Smith	2012	$1,050,000	$ 0	$1,226,250	N/A	$2,625,000	$3,442,284	$135,631	$8,479,165
President and	2011	$1,050,000	$248,719	$ 406,250	N/A	$2,100,000	$2,597,628	$ 62,172	$6,464,769
Chief Executive Officer	2010	$1,050,000	$ 42,525	$4,359,375(1)	$328,800	$1,417,500	$ 764,759	$ 38,966	$8,001,925
Charles H. Turner									
Executive Vice President	2012	$ 460,000	$ 0	$ 337,032	N/A	$ 947,500	$ 575,464	$ 58,003	$2,377,999
and Chief Financial	2011	$ 460,000	$ 81,722	$ 431,309	N/A	$ 775,000	$ 942,011	$ 22,864	$2,712,906
Officer	2010	$ 460,000	$ 14,490	N/A	N/A	$ 568,000	$ 347,281	$ 6,112	$1,395,883
Catherine David(2)									
Executive Vice President,	2012	$ 400,000	$ 0	$ 268,023	N/A	$ 808,333	$ 0	$214,509	$1,690,865
Merchandising	2011	$ 400,000	$ 71,063	$ 206,842	N/A	$ 657,583	$ 66	$100,361	$1,435,915
Gregory S. Humenesky	2012	$ 330,000	$ 0	$ 185,389	N/A	$ 673,750	$ 475,727	$ 35,232	$1,700,098
Executive Vice President,	2011	$ 330,000	$ 58,627	$ 143,640	N/A	$ 550,000	$ 262,117	$ 12,932	$1,357,316
Human Resources	2010	$ 330,000	$ 10,395	N/A	N/A	$ 401,500	$ 104,083	$ 7,350	$ 853,328
Sharon M. Leite	2012	$ 350,000	$ 0	$ 233,239	N/A	$ 709,609	$ 0	$ 17,394	$1,310,242
Executive Vice President,	2011	$ 346,923	$ 61,588	$ 178,114	N/A	$ 575,000	$ 26	$ 13,486	$1,175,137
Stores	2010	$ 330,000	$ 10,395	N/A	N/A	$ 398,613	$ 0	$ 86,985	$ 825,993

(1) Pursuant to the renewal and extension of Mr. Smith's employment agreement on December 15, 2009, he received a grant of 375,000 shares of time-based restricted stock on December 18, 2009. Additional grants of 375,000 shares of restricted stock were made to Mr. Smith on February 28, 2010, February 27, 2011, and February 26, 2012. Vesting of one-half of the February 28, 2010, February 27, 2011, and February 26, 2012, share grants is time-based and vesting of the other half is performance-based. Accounting rules pertaining to grants of restricted stock required Pier 1 Imports to start expensing all 937,500 shares of the time-based restricted stock granted to Mr. Smith on December 15, 2009, which is the date on which the renewed and extended employment agreement was entered and also the service inception date. On December 15, 2009, each of the 937,500 shares was valued at $4.65 (the closing price of Pier 1 Imports' common stock on December 15, 2009) and the total aggregate grant date fair value of the shares was included in the Summary Compensation Table for fiscal 2010. The total value included in the Summary Compensation Table reflects Pier 1 Imports' accounting expense for these awards, and does not necessarily correspond to the actual value that will be recognized by Mr. Smith. The time-based awards vest over a total period of more than five years.

As of the last day of fiscal 2012, 750,000 of the shares subject to time-based vesting had been granted to Mr. Smith; however, Pier 1 Imports granted the remaining 187,500 shares subject to time-based vesting (in addition to the 187,500 shares subject to performance-based vesting) on the first day of fiscal 2013 in accordance with his employment agreement.

(2) Ms. David's employment began in fiscal 2010 and she was not a named executive officer in fiscal 2010.

(3) This column represents the amount of base salary paid to the named executive officer during each fiscal year.

(4) This column represents the grant date fair value of time-based and performance-based restricted stock awards granted during the fiscal year. These amounts reflect Pier 1 Imports' accounting expense for these awards in accordance with accounting rules, and do not necessarily correspond to the actual value that will be recognized by the named executive officer. For restricted stock awards, fair value is calculated using the closing price of

Pier 1 Imports' common stock on the date of grant. If the date of grant occurs on a day when Pier 1 Imports' common stock is not traded, then the closing price on the last trading day before the date of grant is used. The closing price on the date of grant for fiscal 2012 grants was $9.81 for Mr. Smith and $9.81 and $11.47 for the other named executive officers. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For performance-based awards, the grant date fair value is based on the probable outcome of Pier 1 Imports achieving performance targets. The amounts in the table assume targets are met and the maximum number of shares awarded will vest.

(5) This column includes the short-term incentive cash award amounts earned during the fiscal year for each named executive officer. This column also includes the amounts earned during the fiscal year by each eligible named executive officer under the long-term incentive cash award granted in fiscal 2010. The amounts earned during the fiscal year under the fiscal 2010 long-term incentive cash award are $85,000 for Mr. Turner, $58,333 for Ms. David, $55,000 for Mr. Humenesky, and $55,000 for Ms. Leite.

(6) This column represents the sum of the change in pension value and above market earnings on non-qualified deferred compensation earnings for each of the named executive officers. Neither Ms. Leite nor Ms. David is a participant in a Pier 1 Imports defined benefit plan.

The change in pension values were:

Name	Fiscal 2012	Fiscal 2011	Fiscal 2010
Alexander W. Smith	$3,442,284	$2,597,109	$764,755
Charles H. Turner	$ 575,464	$ 941,355	$346,637
Gregory S. Humenesky	$ 475,727	$ 261,666	$103,615

See "Pension Benefits Table for the Fiscal Year Ended February 25, 2012" below for additional information.

The above-market earnings on the non-qualified deferred compensation plan in which the below named executive officers participated were:

Name	Fiscal 2012	Fiscal 2011	Fiscal 2010
Alexander W. Smith	$0	$519	$ 4
Charles H. Turner	$0	$656	$644
Catherine David	$0	$ 66	N/A
Gregory S. Humenesky	$0	$451	$468
Sharon M. Leite	$0	$ 26	$ 0

Above-market earnings represent the difference between 120% of the long-term applicable federal rate at the time the rate for the plan was selected and the annual interest credited in calendar years 2012, 2011, 2010 and 2009 of 5.81% 5.99%, 7.47% and 7.39%, respectively, by Pier 1 Imports on salary deferred by the named executive officers plus Pier 1 Imports match amounts under the Pier 1 Benefit Restoration Plan II described below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 25, 2012." Additional information about this plan and the indicated named executive officer's participation is shown in that table.

(7) The following table describes each component of All Other Compensation for fiscal 2012:

Fiscal 2012 All Other Compensation

Name	Tax Gross-ups(a)	Payments Relating to Employee Savings Plans(b)	Moving and Relocation Expenses(c)	Other Expenses(d)	Total All Other Compensation
Alexander W. Smith	$ 0	$135,631	$ 0	—	$135,631
Charles H. Turner	$ 0	$ 58,003	$ 0	—	$ 58,003
Catherine David	$46,282	$ 39,001	$129,226	—	$214,509
Gregory S. Humenesky	$ 0	$ 35,232	$ 0	—	$ 35,232
Sharon M. Leite	$ 0	$ 17,394	$ 0	—	$ 17,394

(a) All eligible employees of Pier 1 Imports are entitled, pursuant to our relocation policy, to have their wages "grossed-up" to offset the effects of tax liability associated with non-deductible relocation and moving expenses reimbursed to the employee. This column reports an amount of gross-up for taxes paid to Ms. David pursuant to this policy for taxable reimbursements to Ms. David for non-deductible moving and relocation expenses from her residence in Franklin, Tennessee to Fort Worth, Texas, and for non-deductible travel expenses paid by Pier 1 Imports for her travel between Franklin, Tennessee and Fort Worth, Texas during her period of relocation.

(b) This column reports Pier 1 Imports' aggregate matching contributions to the named executive officer's 401(k) savings account, Benefit Restoration Plan II account, Deferred Compensation Plan account and Stock Purchase Plan account.

Those contributions were as follows:

Name	401(k)	BRP II	DCP	SPP	Total
Alexander W. Smith	$7,350	$ 0	$43,313	$84,968	$135,631
Charles H. Turner	$7,350	$ 5,175	$ 5,894	$39,584	$ 58,003
Catherine David	$7,350	$12,276	$15,375	$ 4,000	$ 39,001
Gregory S. Humenesky	$7,160	$11,138	$12,684	$ 4,250	$ 35,232
Sharon M. Leite	$7,350	$ 3,900	$ 4,644	$ 1,500	$ 17,394

Pier 1 Imports' 401(k) and Stock Purchase Plan are broad based plans available to all eligible employees on a non-discriminatory basis.

(c) This column reports $126,726 reimbursement paid to Ms. David for her moving and relocation expenses from her residence in Franklin, Tennessee, to Fort Worth, Texas, and travel expenses of $2,500 paid by Pier 1 Imports for her travel between Franklin, Tennessee, and Fort Worth, Texas, during her period of relocation.

(d) Perquisites and personal benefits aggregating less than $10,000 are not shown.

Grants of Plan-Based Awards for the Fiscal Year Ended February 25, 2012

As set forth in the Compensation Discussion and Analysis above, during fiscal 2012 Pier 1 Imports granted short-term incentive cash awards pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan to the named executive officers. Quarterly and annual incentive cash awards are paid if Pier 1 Imports attains certain quarterly and annual Profit Goals. The participant must be employed at the end of the applicable quarter to receive any quarterly incentive cash award and also at the end of the fiscal year to receive any annual incentive cash award. An executive's incentive cash award threshold, target and maximum potential is expressed as a percentage of his or her annual base salary for the fiscal year. The quarterly incentive cash award target for Mr. Smith was 12.5% of his annual base salary, and for Messrs. Turner and Humenesky and Mses. Leite and David was 9.375% of their respective annual base salary. The annual incentive cash award target for Mr. Smith was 50% of his annual base salary, and for Messrs. Turner and Humenesky and Mses. Leite and David was 37.5% of their respective annual base salary.

Also, and as set forth in the Compensation Discussion and Analysis above, during fiscal 2012 Pier 1 Imports granted, under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan, long-term incentive awards to the named executive officers, other than Mr. Smith. The fiscal 2012 long-term incentive awards were comprised of restricted stock grants that were equally divided between time-based and performance-based shares. The time-based awards vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed on the vesting date. Time-based restricted stock grants for fiscal 2012 to Mr. Turner were 17,000 shares, to Ms. David were 13,750 shares, to Mr. Humenesky were 9,500 shares and to Ms. Leite were 12,000 shares. The performance-based shares vest 33% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2012 (the same measure utilized for the annual short-term incentive for fiscal 2012) and will vest 33% and 34% for each of the following two fiscal years, respectively, upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon the participant being employed on the date of filing of Pier 1 Imports' annual report on Form 10-K with the SEC for the applicable fiscal year. Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal years' Profit Goal targets.

With respect to the number of performance-based shares that vest based on satisfying a targeted Profit Goal for a given fiscal year, vesting will occur pursuant to the following schedule (with interpolation between the target levels):

100% of the Profit Goal target – 100% of the shares;
96% of the Profit Goal target – 90% of the shares;
92% of the Profit Goal target – 80% of the shares;
88% of the Profit Goal target – 70% of the shares;
84% of the Profit Goal target – 60% of the shares; and
80% of the Profit Goal target – 50% of the shares.

Performance-based restricted stock grants for fiscal 2012 to Mr. Turner were 17,000 shares, to Ms. David were 13,750 shares, to Mr. Humenesky were 9,500 shares and to Ms. Leite were 12,000 shares. The table below only includes the number of shares that will vest if the fiscal 2012 Profit Goal is achieved (33% of the total number awarded). In accordance with accounting rules, the remaining shares will have a grant date for accounting purposes during fiscal 2013 and fiscal 2014 when the Profit Goal targets for each respective fiscal year are established by the compensation committee. The table below also includes the performance-based restricted stock grants for fiscal 2011 (33% of the total number awarded) that have a grant date for accounting purposes during fiscal 2012.

The restricted stock awards (time-based and performance-based) granted in fiscal 2012 are not eligible to receive cash dividends prior to vesting should cash dividends be paid on Pier 1 Imports' common stock. Pier 1 Imports did not pay cash dividends in fiscal 2012.

Also, and as set forth in the Compensation Discussion and Analysis above, Mr. Smith received a grant of 187,500 shares of performance-based restricted stock under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan on February 27, 2011, which vest 62,500 shares upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal year 2012 and 62,500 shares in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, such achievement to be determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and, provided that for each fiscal year Mr. Smith is employed on the last day of each such fiscal year. If a Profit Goal target for a particular fiscal year is partially met, then the number of shares that could vest is adjusted as follows (with interpolation between the target levels):

100% of the Profit Goal target – 62,500 shares (100%);
96% of the Profit Goal target – 56,250 shares (90%);
92% of the Profit Goal target – 50,000 shares (80%);
88% of the Profit Goal target – 43,750 shares (70%);
84% of the Profit Goal target – 37,500 shares (60%); and
80% of the Profit Goal target – 31,250 shares (50%).

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal years' Profit Goal targets.

The table below also includes 62,500 of the performance-based restricted shares granted to Mr. Smith on February 28, 2010, which vest upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2012.

Mr. Smith's February 27, 2011, restricted stock awards (time-based and performance-based shares) are not eligible to receive cash dividends prior to vesting should cash dividends be paid on Pier 1 Imports' common stock. Pier 1 Imports did not pay cash dividends in fiscal 2012.

The following table sets forth information relating to grants of plan-based awards during the fiscal year ended February 25, 2012 to the executive officers named above in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 25, 2012, February 26, 2011 and February 27, 2010."

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(3)
Name	**Grant Date**	**Meeting Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Share)**	**($)**
Alexander W. Smith	05/19/2011	03/25/2011	$52,500	$1,050,000	$2,625,000	–	N/A	–	–	N/A	N/A	N/A
	02/28/2010	12/15/2009	–	–	–	31,250	62,500	62,500	–	N/A	N/A	$613,125
	02/27/2011	12/15/2009	–	–	–	31,250	62,500	62,500	–	N/A	N/A	$613,125
Charles H. Turner	05/19/2011	03/25/2011	$17,250	$ 345,000	$ 862,500	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/25/2011	–	–	–	3,960	7,920	7,920	–	N/A	N/A	$ 77,695
	04/08/2011	03/25/2011	–	–	–	2,805	5,610	5,610	–	N/A	N/A	$ 64,347
	04/08/2011	03/25/2011	–	–	–	–	N/A	–	17,000	N/A	N/A	$194,990
Catherine David	05/19/2011	03/25/2011	$15,000	$ 300,000	$ 750,000	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/25/2011	–	–	–	2,970	5,940	5,940	–	N/A	N/A	$ 58,271
	04/08/2011	03/25/2011	–	–	–	2,268	4,537	4,537	–	N/A	N/A	$ 52,039
	04/08/2011	03/25/2011	–	–	–	–	N/A	–	13,750	N/A	N/A	$157,713
Gregory S. Humenesky	05/19/2011	03/25/2011	$12,375	$ 247,500	$ 618,750	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/25/2011	–	–	–	2,062	4,125	4,125	–	N/A	N/A	$ 40,466
	04/08/2011	03/25/2011	–	–	–	1,567	3,135	3,135	–	N/A	N/A	$ 35,958
	04/08/2011	03/25/2011	–	–	–	–	N/A	–	9,500	N/A	N/A	$108,965
Sharon M. Leite	05/19/2011	03/25/2011	$13,125	$ 262,500	$ 656,250	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/25/2011	–	–	–	2,557	5,115	5,115	–	N/A	N/A	$ 50,178
	04/08/2011	03/25/2011	–	–	–	1,980	3,960	3,960	–	N/A	N/A	$ 45,421
	04/08/2011	03/25/2011	–	–	–	–	N/A	–	12,000	N/A	N/A	$137,640

(1) These columns show the potential value of the payout for each named executive officer under the quarterly and annual short-term incentive cash award described above (grant date May 19, 2011) if the threshold, target and maximum amount of the Profit Goals for fiscal 2012 are met. The calculations for the short-term incentives are based on the named executive officer's fiscal 2012 annual base salary as of the last day of the fiscal year. The fiscal 2012 annual base salary in effect for incentive cash award calculations for Mr. Smith was $1,050,000; for Mr. Turner was $460,000; for Ms. David was $400,000; for Mr. Humenesky was $330,000; and for Ms. Leite was $350,000.

(2) These columns show the potential number of shares that will vest for each named executive officer under the performance-based restricted stock awards described above (grant dates April 9, 2010 and April 8, 2011, except for Mr. Smith who had February 28, 2010 and February 27, 2011 grant dates) if the threshold, target or maximum amount of the fiscal 2012 Profit Goal target is met.

(3) This column represents the aggregate grant date fair value of time-based and performance-based restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. If the date of grant occurs on a day when Pier 1 Imports' common stock is not traded, then the closing price on the last trading day before the date of grant is used. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer. For performance-based awards, the grant date fair value is based on the probable outcome of Pier 1 Imports achieving the Profit Goal target for fiscal 2012. The amounts in the table assume that the target will be met and that the maximum number of shares awarded will vest.

Outstanding Equity Awards Table for the Fiscal Year Ended February 25, 2012

The following table provides information on the current outstanding stock option and unvested restricted stock awards held by each named executive officer as of the end of fiscal 2012. Market value was determined using the closing price of Pier 1 Imports' common stock of $16.44 (the NYSE closing price on February 24, 2012, which was the last trading day of fiscal 2012).

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(3) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Alexander W. Smith	02/19/2007	2,000,000			$ 6.6900	02/19/2017				
	12/15/2009						500,000(4)	$8,220,000		
	02/28/2010								125,000(6)	$2,055,000
	02/27/2011								187,500(6)	$3,082,500
Charles H. Turner	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	20,000			$14.2500	07/01/2015				
	06/23/2006	30,000			$ 7.5500	06/23/2016				
	04/13/2007	60,000			$ 7.7700	04/13/2017				
	04/11/2008	33,750	11,250		$ 7.4500	04/11/2018				
	04/09/2010						28,140	$ 462,622		
	04/08/2011						17,000	$ 279,480		
	04/09/2010								16,080	$ 264,355
	04/08/2011								17,000	$ 279,480
Catherine David	04/09/2010						12,060	$ 198,266		
	04/08/2011						13,750	$ 226,050		
	04/09/2010								12,060	$ 198,266
	04/08/2011								13,750	$ 226,050
Gregory S. Humenesky	03/03/2005	5,000			$18.4900	03/03/2015				
	07/01/2005	20,000			$14.2500	07/01/2015				
	06/23/2006	30,000			$ 7.5500	06/23/2016				
	04/13/2007	60,000			$ 7.7700	04/13/2017				
	04/11/2008	33,750	11,250		$ 7.4500	04/11/2018				
	04/09/2010						8,375	$ 137,685		
	04/08/2011						9,500	$ 156,180		
	04/09/2010								8,375	$ 137,685
	04/08/2011								9,500	$ 156,180
Sharon M. Leite	08/06/2007	30,000			$ 6.2500	08/06/2017				
	04/11/2008	33,750	11,250		$ 7.4500	04/11/2018				
	04/09/2010						10,385	$ 170,729		
	04/08/2011						12,000	$ 197,280		
	04/09/2010								10,385	$ 170,729
	04/08/2011								12,000	$ 197,280

(1) For better understanding of this table, we have included an additional column showing the accounting grant date of the stock options and restricted stock awards.

(2) Stock options vest and become exercisable according to the following schedule:

Grant Date	Vesting
04/11/2008	25% per year beginning on the anniversary of grant date.

(3) Time-based restricted stock awards, other than those granted to Mr. Smith, vest according to the following schedule:

Grant Date	Vesting
04/09/2010 and 04/08/2011	33%, 33% and 34%, respectively, on each anniversary of the grant date provided that the participant is employed on the vesting date.

(4) See footnote #1 to the "Summary Compensation Table for the Fiscal Years Ended February 25, 2012, February 26, 2011 and February 27, 2010" above for more information regarding these awards. The time-based restricted stock award granted to Mr. Smith on December 18, 2009, vests 125,000 shares per year on each of the first three anniversaries of the grant date, provided Mr. Smith is employed on such dates. The time-based restricted stock awards granted to Mr. Smith on February 28, 2010, February 27, 2011, and February 26, 2012, vest 62,500 shares per year on the last day of the respective fiscal year in which the grant occurred and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of such fiscal year.

(5) Performance-based restricted stock awards, other than those granted to Mr. Smith, vest according to the following schedule:

Grant Date	Vesting
04/09/2010	33%, 33% and 34% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011, 2012 and 2013, respectively, provided that the participant is employed on the date of filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year.
04/08/2011	33%, 33% and 34% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2012, 2013 and 2014, respectively, provided that the participant is employed on the date of filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year.

(6) Performance-based restricted stock awards granted to Mr. Smith vest according to the following schedule:

Grant Date	Vesting
02/28/2010	62,500 shares each year upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011, 2012 and 2013, achievement of which is determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and provided that Mr. Smith is employed on the last day of each such fiscal year.
02/27/2011	62,500 shares each year upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2012, 2013 and 2014, achievement of which is determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and provided that Mr. Smith is employed on the last day of each such fiscal year.

Option Exercises and Stock Vested Table for the Fiscal Year Ended February 25, 2012

The following table provides information for each named executive officer about (a) stock option exercises during fiscal 2012, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares for which forfeiture restrictions lapse upon the vesting of restricted stock awards and the value realized. In each event the value realized is before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards(1)			
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Vest Date	Grant Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alexander W. Smith	0	$ 0	04/25/2011	02/28/2010	62,500	$ 765,625
			12/18/2011	12/18/2009	125,000	$1,706,250
			02/25/2012	02/28/2010	62,500	$1,027,500
			02/25/2012	02/27/2011	62,500	$1,027,500
Charles H. Turner	75,000	$243,803	04/09/2011	04/09/2010	13,860	$ 158,974
			04/11/2011	04/11/2008	5,100	$ 58,905
			04/25/2011	04/09/2010	7,920	$ 97,020
Catherine David	0	$ 0	04/09/2011	04/09/2010	5,940	$ 68,132
			04/25/2011	04/09/2010	5,940	$ 72,765
Gregory S. Humenesky	0	$ 0	04/09/2011	04/09/2010	4,125	$ 47,314
			04/11/2011	04/11/2008	5,100	$ 58,905
			04/25/2011	04/09/2010	4,125	$ 50,531
Sharon M. Leite	0	$ 0	04/09/2011	04/09/2010	5,115	$ 58,669
			04/11/2011	04/11/2008	5,100	$ 58,905
			04/25/2011	04/09/2010	5,115	$ 62,659

(1) On December 18, 2009, Mr. Smith was granted 375,000 shares of restricted stock that vest one-third per year on each anniversary of the grant date, provided Mr. Smith is employed on the vesting date. On February 28, 2010, February 27, 2011 and February 26, 2012, Mr. Smith was granted 187,500 shares of restricted stock that vest one-third per year on the last day of the fiscal year in which the grant occurred and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year. As discussed in footnote #1 to the "Summary Compensation Table for the Fiscal Years Ended February 25, 2012, February 26, 2011 and February 27, 2010" above, the December 18, 2009, February 28, 2010, February 27, 2011 and February 26, 2012 grants of time-based restricted stock have a grant date for accounting purposes of December 15, 2009. On December 18, 2011, the forfeiture restrictions lapsed on 125,000 shares. The closing price of Pier 1 Imports' common stock on December 16, 2011 (the last trading date before the vest) was $13.65. On February 25, 2012, the forfeiture restrictions lapsed on 125,000 shares. The closing price of Pier 1 Imports' common stock on February 24, 2012 (the last trading date before the vest) was $16.44.

On February 28, 2010, Mr. Smith was granted 187,500 shares of restricted stock which vest one-third per year upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal year 2011 and one-third per year in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, such achievement to be determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year, and provided that for each fiscal year Mr. Smith is employed on the last day of each such fiscal year. On April 25, 2011, the forfeiture restrictions lapsed on 62,500 shares of the February 28, 2010 grant with a market price of $12.25 as of that date.

On April 9, 2010, time-based restricted stock awards that vest 33%, 33% and 34% on each anniversary of the grant date provided the participant is employed at the vesting date were granted to Mr. Turner (42,000 shares), Ms. David (18,000 shares), Mr. Humenesky (12,500 shares) and Ms. Leite (15,500 shares). On April 9, 2011, the forfeiture restrictions lapsed on 13,860 shares (Turner), 5,940 shares (David), 4,125 shares (Humenesky) and 5,115 shares (Leite). The closing price of Pier 1 Imports' common stock on April 8, 2011 (the last trading date before the vest) was $11.47. On April 11, 2008, Messrs. Turner and Humenesky and Ms. Leite were each granted 15,000 shares of time-based restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On April 11, 2011, the forfeiture restrictions lapsed on 5,100 shares with a market price of $11.55 as of that date.

On April 9, 2010, performance-based restricted stock awards that vest 33% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011, and that vest 33% and 34% for each of the following two fiscal years, respectively, upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon the participant being employed on the date of the filing of Pier 1 Imports' annual report on Form 10-K with the SEC for the applicable fiscal year, were granted to Mr. Turner (24,000 shares), Ms. David (18,000 shares), Mr. Humenesky (12,500 shares) and Ms. Leite (15,500 shares). On April 25, 2011 (date of filing of Pier 1 Imports' annual report on Form 10-K with the SEC for fiscal 2011), the forfeiture restrictions lapsed on 7,920 shares (Turner), 5,940 shares (David), 4,125 shares (Humenesky) and 5,115 shares (Leite), with a market price of $12.25 as of that date.

Pension Benefits Table for the Fiscal Year Ended February 25, 2012

Pier 1 Imports' named executive officers other than Mses. David and Leite participate in a plan which was adopted by Pier 1 Imports in 1995 and is known as the Supplemental Retirement Plan. The plan provides that upon death, disability, retirement, or termination of employment (including termination of employment in certain circumstances within 24 months of a change in control, commonly referred to as a "double-trigger") for reasons other than cause (as defined in the plan) each participant will receive a life annuity based on an annual benefit which generally equals 60% of the participant's highest three-year average of annual salary and bonus offset by Social Security retirement benefits. Messrs. Smith, Turner and Humenesky are each entitled to a lump-sum payment of the actuarial equivalent of their respective benefit. For the named executive officers that participate in the plan other than Mr. Smith, the annual life annuity amount cannot exceed $500,000. Mr. Smith's benefit calculation is not subject to this limitation. For certain participants the plan also provides that in the event of disability or retirement, those participants and their dependents have the lifetime right to participate in comparable major medical and hospitalization insurance coverage as made available generally to Pier 1 Imports employees and their dependents. If the executive elects such coverage, he or she must pay a portion of the total premium. In the event of termination of employment for reasons other than cause and prior to retirement eligibility, the participant and his or her dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage, he or she must pay the total premium associated with the coverage.

The following table shows the present value of each named executive officer's total accumulated benefit under Pier 1 Imports' Supplemental Retirement Plan as of the fiscal year ended February 25, 2012.

Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
Alexander W. Smith	12.67	$10,004,706	$0
Charles H. Turner	21	$ 4,373,679	$0
Gregory S. Humenesky	8	$ 920,899	$0

(1) With the exception of Mr. Smith, the number of years of credited service for plan purposes equals the years of credited vesting service as determined by Pier 1 Imports' 401(k) plan for the participant, regardless of whether the participant is actually participating in the 401(k) plan. In all cases except Mr. Smith, the years of credited service shown equals the named executive officer's years of employment with Pier 1 Imports. Pursuant to his initial employment agreement, Mr. Smith was entitled to participate in the Supplemental Retirement Plan so as to achieve the same level of benefit as his accrued benefit under the supplemental executive retirement plan of his former employer. Therefore, in fiscal 2008 Mr. Smith was credited with 10 years of plan participation upon enrollment in the plan and 6.67 years of credited service as of his employment date with Pier 1 Imports. The

additional 6.67 years of credited service accounts for $5,266,882 of his total present value of accumulated benefit of $10,004,706. As of the end of fiscal 2012, Mr. Smith has achieved six additional years of credited service based upon his employment date.

(2) Includes the present value of medical insurance premiums payable on behalf of Mr. Smith in the event of early retirement.

Benefits under the plan for each participant are prorated for years of credited service with Pier 1 Imports of less than 20 years. In addition, each participant becomes vested in that benefit based on years of plan participation under the following schedule:

Years of Plan Participation	Vesting Percentage
Less than 1	0%
1 but less than 2	10%
2 but less than 3	20%
3 but less than 4	30%
4 but less than 5	40%
5 but less than 6	50%
6 but less than 7	60%
7 but less than 8	70%
8 but less than 9	80%
9 but less than 10	90%
10 or more	100%

Vesting is accelerated to 100% upon an early retirement, normal retirement, termination of employment in certain circumstances within 24 months of a change in control ("double-trigger") of Pier 1 Imports, or death or disability of the participant. Messrs. Smith and Turner each have more than 10 years of plan participation. Mr. Humenesky has 6 years of plan participation.

No named executive officer who participates in the plan qualifies for normal retirement under the plan, which requires a participant's attainment of age 65. A participant qualifies for early retirement if the participant has at least 10 years of plan participation and retires at or after age 55 and before age 65. If a participant retires from Pier 1 Imports after age 55 but before age 65, the calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year that retirement precedes age 65. Mr. Smith is eligible for early retirement.

Refer to note #6 to the Pier 1 Imports, Inc. consolidated financial statements in the 2012 Form 10-K for a discussion of the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit for the plan shown in the "Pension Benefits Table for the Fiscal Year Ended February 25, 2012" above.

Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 25, 2012

The following table shows the value as of the fiscal year ended February 25, 2012 of each named executive officer's total benefit under the non-qualified deferred compensation plans of Pier 1 Imports in which the executive participates. Pier 1 Imports' non-qualified deferred compensation plans are:

- **Pier 1 Benefit Restoration Plan II** – The Pier 1 Benefit Restoration Plan II ("BRP II") permitted select members of management and highly compensated employees of Pier 1 Imports to defer compensation. Additionally, Pier 1 Imports recognized the value of the past and present services of employees participating in the BRP II by making matching contributions to employee deferrals plus paying interest on the deferral and match amounts.

BRP II participants could defer pre-tax amounts of up to 20% of their compensation (generally W-2 earnings). Participants' contributions and the interest earned on those contributions are fully vested. No loans are permitted. Pier 1 Imports' matching contribution was (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings at six years of service with Pier 1 Imports.

Each participant's deferral amount plus the Pier 1 Imports match is credited at least quarterly with an amount of interest at an annual rate equal to a daily average Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 5.81% to 7.47%. During fiscal 2012, the interest rates were 5.99% through December 31, 2011 and 5.81% January 1, 2012 through February 25, 2012. Unless participants elect to have their account balance paid out to them in five annual installments, then upon separation from Pier 1 Imports their current balance is paid out to them in a lump-sum distribution, subject to delay as required by the deferred compensation taxation laws generally referred to as 409A.

During fiscal 2011, BRP II was closed to further deferral elections by participants. The final participant contributions and Pier 1 Imports matching contributions to BRP II were for deferrals from the fiscal 2011 short-term incentive annual cash awards and were credited to the plan in fiscal 2012. Account balances in BRP II will continue to earn interest at an annual rate as described above. Effective January 1, 2011, the Pier 1 Imports, Inc. Deferred Compensation Plan ("DCP") described below was adopted.

- **Pier 1 Imports, Inc. Deferred Compensation Plan** – The DCP permits select members of management and highly compensated employees of Pier 1 Imports to defer up to 50% of their compensation (generally W-2 earnings). Participants' compensation deferrals and earnings on those deferrals are fully vested. No loans are permitted. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the earnings on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) plan's vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings at six years of service with Pier 1 Imports.

  Each participant may allocate their deferral amounts and Pier 1 Imports matching contributions among different deemed investment crediting options, which cover various asset classes. Participant accounts are credited with the same earnings or losses as the deemed investment crediting option and are subject to the same investment risk as an actual investment in the deemed investment crediting options. Subject to plan rules, participants may elect to have their deferral account balance paid to them while employed or after separation from Pier 1 Imports; provided, however, that upon separation of employment, any unpaid amounts elected to be paid while employed will be paid after separation of employment. Vested matching account balances are distributed to participants only after separation from Pier 1 Imports.

Trusts have been established for the purpose of setting aside funds to be used to settle obligations under BRP II and the DCP. The trusts' assets are consolidated in Pier 1 Imports' financial statements and consisted of investments aggregating $1,214,000 at February 25, 2012. The trusts also own and are the beneficiaries of a number of insurance policies on the lives of current and past key executives. At February 25, 2012, the cash surrender value of these policies was $4,785,000. These investments are restricted and may only be used to satisfy BRP II and DCP obligations. Contributions to the trusts are made at the discretion of the board of directors and may be made in the form of cash or other assets such as life insurance policies.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End(5) ($)
Alexander W. Smith					
BRP II	$ 0	$ 0	$8,675(3)	$0	$150,681
DCP	$144,375	$43,313	$8,037(4)	$0	$211,539
Charles H. Turner					
BRP II	$ 5,175	$ 5,175	$6,201(3)	$0	$109,036
DCP	$ 5,894	$ 5,894	$ 743(4)	$0	$ 13,599
Catherine David					
BRP II	$ 81,841	$12,276	$6,567(3)	$0	$126,067
DCP	$ 93,558	$15,375	$4,324(4)	$0	$123,916
Gregory S. Humenesky					
BRP II	$ 74,250	$11,138	$8,234(3)	$0	$153,902
DCP	$ 62,906	$12,684	$4,141(4)	$0	$ 82,792
Sharon M. Leite					
BRP II	$ 3,900	$ 3,900	$ 854(3)	$0	$ 15,821
DCP	$ 6,192	$ 4,644	$ 381(4)	$0	$ 12,636

(1) Reflects participation by the named executive officers during fiscal 2012. Executive contribution amounts are included in each named executive officer's salary amount in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 25, 2012, February 26, 2011 and February 27, 2010" above.

(2) Reflects Pier 1 Imports' matching contribution credited to the account of each named executive officer. These amounts are also included as All Other Compensation in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended February 25, 2012, February 26, 2011 and February 27, 2010" above.

(3) Reflects interest earnings on compensation deferrals plus applicable matching contributions. The interest earnings are the total amount of interest payments received.

(4) Reflects the appreciation or depreciation of the deemed investment crediting options held in the participant's DCP account.

(5) Messrs. Smith, Turner and Humenesky and Ms. Leite are fully vested in BRP II. Ms. David is 60% vested in BRP II matching contributions and interest earned on those contributions.

Potential Payments upon Termination or Change in Control

The following table shows potential payments to our named executive officers under existing contracts, agreements, plans or arrangements to which they are a party for various scenarios including a change in control or termination of employment, assuming the event occurred on February 25, 2012 and, where applicable, using the closing price of Pier 1 Imports' common stock of $16.44 (the NYSE closing price on February 24, 2012). The table below does not include normal (versus early) retirement payout information because as of February 25, 2012 none of the named executive officers who participate in Pier 1 Imports' Supplemental Retirement Plan was eligible for normal retirement. For additional information regarding the Supplemental Retirement Plan, see the information above under the caption "Pension Benefits Table for the Fiscal Year Ended February 25, 2012." Potential payments to our named executive officers upon termination of employment under Pier 1 Imports' non-qualified deferred compensation arrangements are discussed above under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 25, 2012."

These disclosures are based on the terms and provisions of the agreements, plans and arrangements as they existed at the end of Pier 1 Imports' fiscal 2012, and Pier 1 Imports' interpretation of those terms and provisions at that time. One or more of the plans identified may allow the administrative committee of such plan to amend the plan or award grant agreements pursuant to the plan, subject in particular situations to certain restrictions. In such an event, the disclosures shown below would vary depending on the amendment or restriction.

Mr. Smith's employment agreement contains non-solicitation and non-competition terms binding Mr. Smith for one year following termination of employment. Additionally, stock option grants under the Pier 1 Imports, Inc. 1999 Stock Plan ("1999 plan") and the Pier 1 Imports, Inc. 2006 Stock Incentive Plan ("2006 plan") (as described in the footnotes below) are subject to certain non-competition, non-solicitation and confidentiality agreements which, if violated by an optionee during employment, or within three years after termination of employment in the event of early retirement, will result in termination of the option grant.

Name	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Alexander W. Smith								
Employment Agreement								
Compensation/Benefits	$ 0	N/A	$3,150,000(13)	$3,150,000(13)	$0	$ 4,027,569(13)	$ 0	$ 787,500(13)
Supplemental Retirement Plan(1)								
Benefit Payment	$9,408,592	$9,408,592	$9,408,592	$9,408,592	$0	$13,043,376	$4,511,427	$18,333,386
Insurance Premiums	$ 596,114	$ 596,114	$ 596,114	$ 596,114	$0	$ 596,114	$ 0	$ 596,114
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$5,137,500(13)	$5,137,500(13)	$0(2)	$ 0(5)	$ 0(6)	$ 0(6)
Performance-based	$ 0(2)	N/A(3)	$5,137,500(13)	$5,137,500(13)	$0(2)	$ 0(5)	$ 0(6)	$ 0(6)
Charles H. Turner								
Supplemental Retirement Plan(1)								
Benefit Payment	$4,373,679	N/A	$4,373,679	$4,373,679	$0	$ 7,446,908	$4,065,299	$ 4,191,850
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 932,902	$ 0	$ 932,902
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 742,102(4)	$0(2)	$ 742,102(5)	$ 742,102(6)	$ 742,102(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 543,835(4)	$0(2)	$ 543,835(5)	$ 543,835(6)	$ 543,835(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 101,138(11)	$ 101,138(12)	$ 101,138(12)
Catherine David								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 424,316(4)	$0(2)	$ 424,316(5)	$ 424,316(6)	$ 424,316(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$0(2)	$ 424,316(5)	$ 0(6)	$ 0(6)
Gregory S. Humenesky								
Supplemental Retirement Plan(1)								
Benefit Payment	$ 920,899	N/A	$ 920,899	$ 920,899	$0	$ 1,957,091	$ 910,987	$ 3,114,956
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 488,140	$ 0	$ 488,140
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 293,865(4)	$0(2)	$ 293,865(5)	$ 293,865(6)	$ 293,865(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$0(2)	$ 293,865(5)	$ 0(6)	$ 0(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 101,138(11)	$ 101,138(12)	$ 101,138(12)
Sharon M. Leite								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 368,009(4)	$0(2)	$ 368,009(5)	$ 368,009(6)	$ 368,009(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$0(2)	$ 368,009(5)	$ 0(6)	$ 0(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 101,138(11)	$ 101,138(12)	$ 101,138(12)

(1) The amounts shown for voluntary termination, voluntary good reason termination, and involuntary without cause termination represent the present value of the lump-sum amount of the actuarial equivalent of the termination benefit for each participating named executive officer, other than Mr. Smith, under the Supplemental Retirement Plan which is payable at age 65. For Mr. Smith, the amounts shown represent a lump-sum amount of the actuarial equivalent of his benefit under the plan given his eligibility for early retirement under the plan. The amount shown for change in control represents the present value of the lump- sum amount of the actuarial equivalent of the benefits for each participating named executive officer assuming the executive officer is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), on February 25, 2012, and that such date is within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

(2) Generally, under grant agreements pursuant to the 2006 plan, termination of employment for any reason results in a forfeiture to Pier 1 Imports of all unvested restricted stock awards. However, as discussed in footnote 13 below, all

shares of Mr. Smith's restricted stock awards granted pursuant to his employment agreement vest in the event of a voluntary good reason termination or an involuntary without cause termination. The amounts shown in the table assume that the acceleration of vesting discussed in footnote 4 or 5 below does not occur upon a voluntary termination of employment.

(3) Under the 2006 plan the administrative committee may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. Although the plan does not define retirement, for the purposes of this table, eligibility for early retirement assumes attainment of age 55 plus 15 years of service with Pier 1 Imports, and eligibility for normal retirement assumes age 65 regardless of years of service. These are the same parameters for early retirement and normal retirement used in Pier 1 Imports' stock option grants. As of February 25, 2012, Messrs. Smith, Turner and Humenesky and Mses. David and Leite are respectively ages 59, 54, 60, 48 and 49. Although Messrs. Smith and Humenesky have attained the age of 55, they do not have 15 years of service with Pier 1 Imports to be eligible for early retirement under the above assumption.

(4) Under the 2006 plan the administrative committee may, in its discretion, notwithstanding the grant agreement, upon termination without cause, fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award, unless the award was granted to a "covered employee" (as defined in the applicable Treasury Regulations) and the award was designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code. The chief financial officer, Mr. Turner, is not included as a "covered employee" under the applicable Treasury Regulations. The amount shown assumes the administrative committee fully vested any and all time-based restricted stock grants and Mr. Turner's performance-based restricted stock grants under the 2006 plan. Value shown is the NYSE closing price on February 24, 2012, of $16.44 per share times the number of shares.

(5) Under the 2006 plan the administrative committee may, in its discretion, upon a corporate change (as defined in the plan) fully vest any or all common stock awarded pursuant to a restricted stock award. Mr. Smith's restricted stock awards are governed by his employment agreement and no assumption is made regarding administrative committee action fully vesting those awards. Assuming the administrative committee fully vested the other named executive officers' restricted stock grants under the 2006 plan, then that amount is shown. Value shown is the NYSE closing price on February 24, 2012, of $16.44 per share times the number of shares.

(6) Under the 2006 plan the administrative committee may, in its discretion, upon death or disability fully vest a restricted stock award, unless the award was granted to a "covered employee" (as defined in the applicable Treasury Regulations) and the award was designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code. The chief financial officer, Mr. Turner, is not included as a "covered employee" under the applicable Treasury Regulations. Mr. Smith's restricted stock awards are governed by his employment agreement and no assumption is made regarding administrative committee action fully vesting those awards. Assuming the administrative committee fully vested the other named executive officers' time-based restricted stock grants and Mr. Turner's performance-based restricted stock grants under the 2006 plan, then that amount is shown. Value shown is the NYSE closing price on February 24, 2012, of $16.44 per share times the number of shares.

(7) Grants of stock options under the 1999 plan and the 2006 plan allow upon a termination of employment with the consent of Pier 1 Imports for the optionee to have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise any shares vested as of the date of termination. Mr. Smith and Ms. David do not have any stock options granted under either plan. Vested stock options and their exercise prices are shown above in the table included under the caption "Outstanding Equity Awards Table for the Fiscal Year Ended February 25, 2012."

(8) Under the 1999 plan and the award agreements pursuant to the 2006 plan, eligibility for early retirement requires attainment of the age of 55 years, plus 15 years of service with Pier 1 Imports. Eligibility for normal retirement is attained at age 65 regardless of years of service. Under the 1999 plan and the award agreements

pursuant to the 2006 plan, the vesting of all options is accelerated upon retirement. All outstanding options under the 1999 plan are fully vested. As of February 25, 2012, Messrs. Turner and Humenesky and Ms. Leite are respectively ages 54, 60 and 49. Although Mr. Humenesky has attained the age of 55, he does not have 15 years of service with Pier 1 Imports to be eligible for early retirement.

(9) Upon termination of employment with the consent of Pier 1 Imports, optionees have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise any shares vested as of the date of termination. Vested stock options and their exercise prices are shown above in the table included under the caption "Outstanding Equity Awards Table for the Fiscal Year Ended February 26, 2011."

(10) Upon termination for cause, all options terminate at the termination of employment.

(11) Under the 2006 plan, upon a corporate change (as defined in the plan) the vesting of options may be accelerated, the options may be surrendered for a cash payment or adjusted at the discretion of the administrative committee, or the administrative committee may determine to make no changes to the options. Assuming that upon a corporate change an acceleration of the vesting of the options granted under the 2006 plan occurred, the dollar value shown is the NYSE closing price on February 24, 2012, of $16.44 less the exercise price times the number of shares that could be acquired upon exercise of the options. The exercise term would be determined by the administrative committee.

(12) Upon the death or disability of an optionee, the options granted under the 1999 plan and the 2006 plan become fully exercisable to the extent of all unexercised shares, and may be exercised by the optionee, or, in the case of death, by the optionee's estate, until the earlier of (a) the expiration of the option term, or (b) the first anniversary date of such death or disability. The dollar value shown is the NYSE closing price on February 24, 2012, of $16.44 less the exercise price times the number of shares that could be acquired upon exercise of the options.

(13) If Mr. Smith's employment ended as of the end of fiscal 2012 due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his employment agreement Mr. Smith would be entitled to receive through the term of the agreement his compensation and benefits and all restricted stock which has been granted would vest.

Under Section 4999 of the Internal Revenue Code, a termination of employment which is within one year before or after the date of a change in control is presumed to be, unless otherwise rebutted, an event which is closely associated with a change in control such that payments made on account of the termination of employment could be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code. The benefits payments to be made to Mr. Smith and the vesting of restricted stock occurring on account of Mr. Smith's termination of employment, if occurring within a year of a change in control, commonly referred to as a "double trigger," could be subject to such excise tax. Assuming the preceding, Pier 1 Imports is obligated under Mr. Smith's employment agreement to pay Mr. Smith an additional amount such that after payment by Mr. Smith of all taxes (including the excise tax and any interest and penalties imposed on such taxes) imposed on such benefits payments, Mr. Smith retains an amount equal to the excise tax imposed on such benefits payments. A change in control of Pier 1 Imports is specifically excluded as grounds by either Pier 1 Imports or Mr. Smith to terminate the employment agreement and a change in control of Pier 1 Imports does not constitute "good reason" under that agreement.

In the event of Mr. Smith's disability which results in termination of employment, then pursuant to his employment agreement, Mr. Smith would be entitled to receive 13 weeks of compensation and benefits. After the 13-week period, Mr. Smith would participate in any Pier 1 Imports short-term or long-term disability plans for which he is eligible.

A complete description of Mr. Smith's employment agreement is described in the Compensation Discussion and Analysis above under the caption "Executive Compensation Components – Chief Executive Officer Employment Agreement."

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding Pier 1 Imports' equity compensation plans as of February 25, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by Shareholders			
Pier 1 Imports, Inc. 1989 Employee Stock Option Plan	258,000	$19.40	–
Pier 1 Imports, Inc. 1999 Stock Plan	2,430,250	$17.93	–
Pier 1 Imports, Inc. 2006 Stock Incentive Plan	1,047,225	$ 7.47	4,291,874(1)
Pier 1 Imports, Inc. Stock Purchase Plan	–	–	4,059,277
Equity compensation plans not approved by Shareholders(2)	2,000,000	$ 6.69	–
Total:	5,735,475	$12.16	8,351,151

(1) As of April 27, 2012, the plan had 3,594,604 shares available for issuance.

(2) Equity compensation plans not approved by shareholders represent the employment inducement stock option awards granted to Mr. Smith on February 19, 2007.

OTHER BUSINESS

Pier 1 Imports does not plan to act on any matters at the meeting other than those described in this proxy statement. If any other business should properly come before the meeting, the persons named in the proxy will vote as described above under the question "Could other matters be decided at the annual meeting?".

SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

To be included in the proxy statement relating to the 2013 annual meeting of shareholders, shareholder proposals made pursuant to SEC Rule 14a-8 must be received by Pier 1 Imports' corporate secretary no later than 5:00 p.m., local time, January 14, 2013.

In order to bring a matter before the 2013 annual meeting of shareholders that is not contained in the proxy statement, a shareholder must comply with the shareholder criteria, advance notice, shareholder information and other provisions of Pier 1 Imports' bylaws governing shareholders bringing matters before the annual meeting. Pier 1 Imports' bylaws require that it receive written notice of the matter in proper form with the requisite materials and information no earlier than February 26, 2013, and no later than March 28, 2013. You may contact Pier 1 Imports' corporate secretary to find out what specific information regarding the matter must be included with the advance notice.

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preferences by voting over the Internet or by telephone, or, should you request one, by completing and returning a proxy card or voting instruction form.

Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 14, 2012

Driving Directions for the Pier 1 Imports, Inc. Annual Meeting of Shareholders
at
Pier 1 Imports, Inc.'s Corporate Headquarters
at
10:00 a.m., local time
on
June 26, 2012

Reminder: You must present your admission documents as described above under the question "Do I need an admission ticket to attend the annual meeting?" at the admissions table in order to attend the Pier 1 Imports, Inc. Annual Meeting of Shareholders. Doors will open at 9:00 a.m., local time.

Below are directions to Pier 1 Imports' corporate headquarters located at 100 Pier 1 Place / 100 Energy Way, Fort Worth, Texas from various locations in the surrounding area.

From DFW Airport:

- Take the south exit from the airport.
- After passing through the tollgate, take Hwy. 183 west to Fort Worth. (Follow signs to Fort Worth.)
- Hwy. 183 will merge with Hwy. 121.
- Stay on Hwy. 121 to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From Downtown Dallas:

- Take I-30 west from I-35E intersection.
- After approximately 30 miles, take the Summit Ave. exit.
- Turn RIGHT on Summit Ave. Continue for approximately ½ mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

From North Dallas:

- Take I-635 (LBJ Freeway) west to Hwy. 121.
- Go south on Hwy. 121.
- Follow signs to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From West Fort Worth:

- Take I-30 East.
- Take the Summit Ave. exit and turn LEFT on Summit Ave. Continue for approximately ½ mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

Parking will be available on a first-come, first-served basis.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Pier 1 Imports, Inc.
SHAREHOLDER INFORMATION

Corporate Headquarters
100 Pier 1 Place
Fort Worth, Texas 76102
817-252-8000
www.pier1.com

Common Stock
Approximately 9,000 shareholders of record
Traded on the New York Stock Exchange
Symbol: PIR

Independent Registered Public Accounting Firm
Ernst & Young LLP
Fort Worth, Texas

Transfer Agent
Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
Shareholder Line Toll-Free 1-888-884-8086
www.bnymellon.com/shareowner/equityaccess

Annual Meeting
The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Tuesday, June 26, 2012, on the Mezzanine Level, Conference Center Room C, of Pier 1 Imports, Inc. Corporate Headquarters, Fort Worth, Texas.

Annual Report on Form 10-K and Investor Relations
Additional copies of the Pier 1 Imports, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available free of charge on the Investor Relations section of the Company's website at www.pier1.com or by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
Attn: Investor Relations
100 Pier 1 Place
Fort Worth, Texas 76102

or by calling 1-817-252-7835
Toll-Free 1-888-80-PIER1 (1-888-807-4371)

Investor inquiries also may be directed to that department.

Pier 1 Imports, Inc.
DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Chairman of the Board
Michael R. Ferrari
President
Ferrari & Associates LLC

Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.

Claire H. Babrowski
Former Executive Officer positions with
Toys "R" Us, RadioShack and McDonald's

John H. Burgoyne
Founder
Burgoyne & Associates

Hamish A. Dodds
President and Chief Executive Officer
Hard Rock International

Brendan L. Hoffman
President and Chief Executive Officer
The Bon-Ton Stores, Inc.

Terry E. London
President
London Broadcasting Company, Inc.

Cece Smith
Former Managing General Partner
Co-Founder
Phillips-Smith-Machens Venture Partners

Executive Officers

Alexander W. Smith
President and
Chief Executive Officer

Charles H. Turner
Senior Executive Vice President
and Chief Financial Officer

Michael R. Benkel
Executive Vice President
Planning and Allocations

Catherine David
Executive Vice President
Merchandising

Gregory S. Humenesky
Executive Vice President
Human Resources

Sharon M. Leite
Executive Vice President
Stores

Michael A. Carter
Senior Vice President and
General Counsel, Secretary

Laura A. Coffey
Senior Vice President
Business Development and
Strategic Planning

Donald L. Kinnison
Senior Vice President
Marketing and
Visual Merchandising

